Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-202801

Prospectus

BLUE BIRD CORPORATION

5,750,000 Shares of Common Stock Issuable upon Exercise of Outstanding Warrants

21,980,571 Shares of Common Stock

2,690,462 Warrants to Purchase Common Stock

729,435 Shares of 7.625% Series A Convertible Preferred Stock

This prospectus relates to the issuance by us of (i) 4,404,769 shares of our common stock, par value $0.0001 per share (the “Common Stock”), upon the exercise of warrants which were originally issued as part of units in our initial public offering (the “Public Warrants”), and (ii) 1,345,231 shares of Common Stock upon the exercise of warrants which were originally issued in a private placement that closed simultaneously with the consummation of our initial public offering (the “Placement Warrants” and, together with the Public Warrants, the “Warrants”; such 1,345,231 shares, the “Sponsor Remaining Warrant Shares”). Each Warrant entitles the holder to purchase one half of one share of our Common Stock at an exercise price of $5.75 per half share. We will receive the proceeds from the exercise of the Warrants, but not from the sale of the underlying Common Stock.

This prospectus also relates to the resale of 21,980,571 shares of our Common Stock, 2,690,462 Placement Warrants, and 729,435 shares of our 7.625% Series A Convertible Preferred Stock, par value $0.0001 per share (the “Series A Convertible Preferred Stock”), by the selling security holders named in this prospectus or their permitted transferees. The shares of Series A Convertible Preferred Stock covered hereby include 229,435 shares, representing the number of shares of Series A Convertible Preferred Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Series A Convertible Preferred Stock (the “Series A Dividend Shares”). The shares of Common Stock being offered by the selling security holders consists of (i) 12,000,000 shares of Common Stock issued by us to The Traxis Group B.V. (the “Seller”) as partial consideration for the outstanding shares of common stock of School Bus Holdings Inc. sold by the Seller to us in our recent business combination (the “business combination”), (ii) 2,602,750 shares of Common Stock issued in private placements that closed simultaneously with the business combination, (iii) 943,453 shares of Common Stock issued on March 17, 2015 upon the exchange of 9,434,538 Placement Warrants pursuant to a sponsor warrant exchange agreement entered into in connection with the business combination, (iv) 61,000 shares acquired in the market subsequent to the closing of the business combination by an investor that has exercised its demand registration rights, (v) 47,152 shares, constituting a portion of the Sponsor Remaining Warrant Shares, underlying Placement Warrants that have been transferred to a member of our Board and (vi) 6,326,216 shares of Common Stock, representing (x) 4,314,063 shares that may be issued upon conversion of our outstanding Series A Convertible Preferred Stock (assuming a conversion price of $11.59 per share) and (y) the greater of (a) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Common Stock (assuming a constant market price of the Common Stock at $9.00 per share) and (b) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in Series A Dividend Shares and such Series A Dividend Shares are then converted into shares of Common Stock (assuming a conversion price of $11.59 per share).

The selling security holders may offer, sell or distribute all or a portion of their securities publicly or through private transactions at prevailing market prices or at negotiated prices. We will not receive any of the proceeds from the sale by the selling security holders of the securities owned by the selling security holders. We will bear all costs, expenses and fees in connection with the registration of these securities, including with regard to compliance with state securities or “blue sky” laws. The selling security holders will bear all commissions and discounts, if any, attributable to their sale of securities, except as otherwise expressly set forth under “Plan of Distribution” beginning on page 59 of this prospectus.

Our Common Stock and Warrants are quoted on The NASDAQ Stock Market under the symbols “BLBD,” and “BLBDW,” respectively. There is no established trading market for the Series A Convertible Preferred Stock. On April 27, 2015, the closing price of our Common Stock and Warrants was $11.91 and $1.39, respectively. As of April 27, 2015, we had 20,692,794 shares of Common Stock, 11,500,000 Warrants and 500,000 shares of our Series A Convertible Preferred Stock issued and outstanding.

INVESTING IN THESE SECURITIES INVOLVES CERTAIN RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Our securities are not being offered in any jurisdiction where the offer is not permitted under applicable local laws.

The date of this prospectus is April 27, 2015

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information from that contained in this prospectus. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. For a more complete understanding of this offering, you should read carefully the entire prospectus, including the risk factors, and the documents incorporated herein by reference. Unless the context indicates otherwise, the terms “Blue Bird,” “the Company,” “we,” “us” and “our” refer to Blue Bird Corporation, a Delaware corporation, and its subsidiaries.

Background

We were originally formed in September 2013 as a special purpose acquisition company, or SPAC, under the name Hennessy Capital Acquisition Corp. (“HCAC” or “Hennessy Capital”) for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving HCAC and one or more businesses. Until the consummation of the business combination (as defined below), HCAC’s securities were traded on The NASDAQ Stock Market (“Nasdaq”) under the ticker symbols “HCAC,” “HCACU” and “HCACW.”

On February 24, 2015, HCAC consummated its business combination (the “business combination”), pursuant to which HCAC acquired all of the outstanding capital stock of School Bus Holdings Inc. (“School Bus Holdings”) from The Traxis Group B.V. (the “Seller”). School Bus Holdings operates its business of designing and manufacturing school buses through subsidiaries and under the “Blue Bird” name. In the business combination, the total purchase price was paid in a combination of cash ($100 million) and in shares of HCAC’s Common Stock (12,000,000 shares valued at a total of $120 million). In connection with the closing of the business combination, we changed our name from Hennessy Capital Acquisition Corp. to Blue Bird Corporation.

The cash purchase price in the business combination was funded through amounts that remained in HCAC’s trust after the redemption of all shares that were offered for redemption pursuant to HCAC’s certificate of incorporation, together with $75 million of funds invested through private placements of Common Stock and Series A Convertible Preferred Stock that occurred simultaneously with the consummation of the business combination.

Upon consummation of the closing of the business combination, School Bus Holdings became a wholly-owned subsidiary of our parent corporation and School Bus Holdings’ direct and indirect subsidiaries became indirect subsidiaries of our parent corporation. Upon consummation of the closing, we increased the size of our board of directors from five to nine directors and School Bus Holdings’ executive officers became our executive officers. We continued the listing of our Common Stock and Warrants on Nasdaq under the symbols “BLBD” and “BLBDW,” respectively, effective February 25, 2015.

Organizational Chart

The following diagram illustrates the ownership structure of our company immediately following the business combination and the jurisdictions in which the identified entities were organized. Unless noted, all entities are 100% owned.

(1)	In connection with the consummation of the business combination, this entity (formerly named Hennessy Capital Acquisition Corp.) changed its name to Blue Bird Corporation.
(2)	In connection with the consummation of the business combination, this entity (formerly named Blue Bird Corporation) changed its name to Blue Bird Global Corporation.
(3)	Micro Bird Holdings, Inc. is an unconsolidated joint venture with Groupe Autobus Girardin LTEE.

Presentation of Financial and Operating Data

The business combination is being accounted for using the acquisition method of accounting under the provisions of Accounting Standards Codification 805, “Business Combinations”. The business combination is being accounted for as a “reverse acquisition” since, immediately following completion of the transaction, the stockholder of School Bus Holdings immediately prior to the business combination has effective control of the post-combination company, through its ownership interest in the post-combination company, its selection of a majority of the board of directors and its designation of all of the senior executive positions. For accounting purposes, School Bus Holdings is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is being treated as a recapitalization of School Bus Holdings (i.e., a capital transaction involving the issuance of stock by HCAC and payment of cash consideration for the stock of School Bus Holdings) and therefore unless otherwise indicated, the financial information and operating data presented or incorporated by reference in this prospectus is that of School Bus Holdings and its subsidiaries. The historical financial statements of HCAC for the year ended December 31, 2014 and for the period from September 23, 2013 (inception) through December 31, 2013, the historical consolidated financial statements of School Bus Holdings for the years ended September 27, 2014, September 28, 2013 and September 29, 2012, the historical consolidated financial statements of School Bus Holdings for the quarters ended January 3, 2015 and December 28, 2013 and unaudited pro forma condensed combined financial information as of January 3, 2015 and for the year ended September 27, 2014 and quarter ended January 3, 2015 are incorporated herein by reference. See “Incorporation of Certain Documents by Reference.”

Our fiscal year ends on the Saturday closest to September 30. We refer to the fiscal years ended September 29, 2012, September 28, 2013 and September 27, 2014 and the fiscal year ending October 3, 2015 as “fiscal 2012”, “fiscal 2013”, “fiscal 2014” and “fiscal 2015,” respectively. We refer to the quarter ended January 3, 2015 as the “first quarter of fiscal 2015” and we refer to the quarter ended December 28, 2013 as the “first quarter of fiscal 2014.” There were 13 weeks in the first quarter of fiscal 2014 and 14 weeks in the first quarter of fiscal 2015.

Our Company

We are the leading independent designer and manufacturer of school buses, with more than 550,000 buses sold since 1927 and approximately 180,000 buses in operation today. Our longevity and reputation in the school bus industry have made us an iconic American brand. We distinguish ourselves from our principal competitors by dedicating our focus to the design, engineering, manufacture and sale of school buses and related parts. As the only principal manufacturer of chassis and body production specifically designed for school bus applications, we are recognized as an industry leader for school bus innovation, safety, product quality/reliability/durability, operating costs and drivability. In addition, we are the market leader in alternative fuel applications with our propane-powered and compressed natural gas (“CNG”)-powered school buses. We have sold approximately six times more propane and CNG-powered school buses than all of our competitors combined over the period from fiscal 2010 through fiscal 2014.

We sell our buses and aftermarket parts through an extensive network of 49 United States and Canadian dealers that, in their territories, are exclusive to us with regards to Type C and D school buses. We also sell directly to major fleet operators, the United States government, state governments and authorized dealers in a number of foreign countries. During fiscal 2014, we sold approximately 88% of our vehicles through our United States and Canadian dealer network. The remaining sales were made directly to three large fleets (5%), to the United States and state governments (5%) and to foreign dealers (2%).

We are led by a highly experienced management team that has transformed our business over the past five years. From fiscal 2010, when the current management team joined School Bus Holdings, through fiscal 2014, we have:

•	increased market share by approximately 7-8 percentage points to approximately 30-31 percent;

•	grown unit sales by 41 percent while the United States and Canadian school bus industry has grown by five percent;

•	reduced warranty claims by 39 percent; and

•	reduced the monthly production break-even level, calculated on the basis of Adjusted EBITDA, from approximately 400 to 315 units.

Additional Information

Our principal executive offices are located at 402 Blue Bird Boulevard, Fort Valley, Georgia 31030 and our telephone number is (478) 822-2130.

Recent Developments

On March 2, 2015, we completed our offer to exchange up to a maximum of 5,750,000 of our outstanding Public Warrants for shares of our Common Stock, at an exchange ratio of 0.1 of a share for each Public Warrant validly tendered and not withdrawn (approximately one share for every ten Public Warrants tendered). A total of 2,690,462 Public Warrants were tendered and not properly withdrawn, resulting in a total of 269,041 shares of Common Stock being issued by our company. On March 17, 2015, Hennessy Capital Partners I LLC (the “HCAC Sponsor”) exchanged 9,434,538 of its Placement Warrants for a total of 943,453 shares of Common Stock issued by our company. This latter exchange is referred to herein as the “Sponsor Warrant Exchange.” Subsequent to the Sponsor Warrant Exchange, the HCAC Sponsor distributed to its equity owners the 943,453 shares that we issued to it pursuant to the Sponsor Warrant Exchange, the 2,690,462 Placement Warrants that the Sponsor continued to hold after consummation of the Sponsor Warrant Exchange and 672,250 additional shares of Common Stock that the HCAC Sponsor acquired in connection with HCAC’s initial public offering. The term “Public Warrants” refers to warrants that were issued in HCAC’s initial public offering, the term “Placement Warrants” refers to warrants that were issued to the HCAC Sponsor in a private placement conducted concurrently with HCAC’s initial public offering and the term “Warrants” refers to both the Public Warrants and the Private Warrants.

THE OFFERING

We are registering (i) the offer and sale by us of 5,750,000 shares of Common Stock underlying Warrants previously issued by the Company as Public Warrants and Placement Warrants and (ii) the resale by the selling security holders named in this prospectus or their permitted transferees of 21,980,751 shares of Common Stock, 2,690,462 Placement Warrants and 729,435 shares of Series A Convertible Preferred Stock.

Issuance of Common Stock Underlying Warrants
Shares to be issued upon exercise of Warrants	5,750,000 shares of Common Stock underlying our Warrants.

Shares outstanding prior to exercise of Warrants	20,692,794 shares of Common Stock as of April 27, 2015.

Shares to be outstanding assuming exercise of all Warrants	26,442,794 shares of Common Stock.

Terms of Warrants	Each Warrant entitles the holder to purchase one half of one share of our Common Stock at an exercise price of $5.75 per half share, subject to adjustment. The Warrants will expire at 5:00 p.m., New York time, on February 24, 2020 (which is five years after the completion of our business combination) or earlier upon redemption or liquidation.

Use of Proceeds	We expect to receive $66,125,000 in net proceeds assuming the exercise of all of our Warrants at the exercise price of $5.75 per half share. We intend to use these net proceeds for working capital and general corporate purposes.

Trading market and ticker symbol	Our Public Warrants are quoted on Nasdaq under the symbol “BLBDW.”
Resale of Common Stock, Placement Warrants and Series A Convertible Preferred Stock by Selling Security Holders
Common Stock offered by the selling security holders	We are registering 21,980,751 shares of Common Stock to be offered by the selling security holders named herein, which includes (i) 12,000,000 shares that were issued by our company to the Seller as the equity component of the total purchase price paid by our company in our business combination, (ii) 2,500,000 shares that were issued by our company to four funds managed by Coliseum Capital Management, LLC (such funds, collectively, the “Common/Preferred Investor”) in a private placement occurring concurrently with the consummation of our business combination, (iii) 102,750 shares that were issued to two funds managed by Overland Advisors, LLC (such funds, collectively, the “Backstop Commitment Investor”) in a private placement occurring concurrently with the consummation of our business combination, (iv) the 943,453 shares issued in exchange for Placement Warrants on March 17, 2015 pursuant to the Sponsor Warrant Exchange, (v) 61,000 shares acquired in the market subsequent to the closing of the business combination by an investor that has exercised its demand registration rights, (vi) 47,152 shares, constituting a portion of the Sponsor Remaining Warrant Shares, underlying Placement Warrants that have been transferred to a member of our Board and (vii) 6,326,216 shares, representing (a) 4,314,063 shares that may be issued upon conversion of our Series A Convertible Preferred Stock (assuming a conversion price of $11.59 per share) and (b) the greater of (I) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Common Stock (assuming a constant market price of the Common Stock at $9.00 per share) and (II) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in Series A Dividend Shares and such Series A Dividend Shares are then converted into shares of Common Stock (assuming a conversion price of $11.59 per share).

Placement Warrants offered by the selling security holders	We are registering 2,690,462 Placement Warrants to be offered by the equity owners of the HCAC Sponsor. Each Placement Warrant entitles the holder to purchase one half of one share of our Common Stock at an exercise price of $5.75 per half share, subject to adjustment, at any time commencing on March 26, 2015. The Placement Warrants will expire at 5:00 p.m., New York time, on February 24, 2020 or earlier upon redemption or liquidation.

Series A Convertible Preferred Stock offered by the selling security holders	We are registering 729,435 shares of Series A Convertible Preferred Stock to be offered by the selling security holders named herein, which includes (i) 400,000 shares that were issued by our company to The Osterweis Strategic Income Fund and The Osterweis Strategic Investment Fund (collectively, the “PIPE Investment Investor”) in a private placement (the “PIPE Investment”) occurring concurrently with the consummation of our business combination, (ii) 100,000 shares that were issued to the Common/Preferred Investor in a private placement (the “Subsequent PIPE Investment”) occurring concurrently with the consummation of our business combination and (iii) 229,435 shares constituting Series A Dividend Shares.

Conversion of Series A Convertible Preferred Stock	Each share of Series A Convertible Preferred Stock is convertible, at the holder’s option at any time, initially into 8.6218 shares of our Common Stock (which is equivalent to an initial conversion price of approximately $11.59 per share), subject to specified adjustments as set forth in the Certificate of Designations, Preferences, Rights and Limitations of the Series A Convertible Preferred Stock (the “Certificate of Designations”). In addition, we have the right, at our option, to cause all outstanding shares of the Series A Convertible Preferred Stock to be automatically converted into shares of Common Stock under certain circumstances and, if our company undergoes certain fundamental changes, the Series A Convertible Preferred Stock will automatically be converted into Common Stock on the effective date of such fundamental change, in each case, as more fully described in “Description of Capital Stock—Series A Convertible Preferred Stock.”

Dividends on Series A Convertible Preferred Stock	Holders of the Series A Convertible Preferred Stock are entitled to receive, when, as and if declared by the Company’s board of directors, cumulative dividends at the rate of 7.625% per annum (the dividend rate) on the $100 liquidation preference per share of the Series A Convertible Preferred Stock, payable quarterly in arrears on each dividend payment date. Dividends are paid in cash or, at the Company’s option, in additional shares of Series A Convertible Preferred Stock, in shares of Common Stock or a combination thereof. For more information, see “Description of Capital Stock—Series A Convertible Preferred Stock.”

Terms of the offering	The selling security holders will determine when and how they will dispose of the Common Stock, Placement Warrants and Series A Convertible Preferred Stock registered under this prospectus for resale.

Securities outstanding prior to this offering	20,692,794 shares of our Common Stock, 11,500,000 Warrants and 500,000 shares of our Series A Convertible Preferred Stock are issued and outstanding as of April 27, 2015.

Securities outstanding after this offering	30,756,857 shares of our Common Stock, which assumes the exercise of all Warrants and the conversion of all shares of Series A Convertible Preferred Stock (at an assumed conversion price of $11.59 per share). The number of shares of Common Stock outstanding after this offering excludes the 3,700,000 shares of Common Stock available for future issuance under the 2015 Omnibus Incentive Plan and assumes that no shares of Series A Convertible Preferred Stock or Common Stock are issued as dividends on the Series A Convertible Preferred Stock.

Use of Proceeds	We will not receive any of the proceeds from the sale of shares of Common Stock, Placement Warrants or Series A Convertible Preferred Stock by the selling security holders. However, we will receive proceeds from the exercise of Placement Warrants or Public Warrants if they are exercised by the holders of the Warrants. We intend to use any proceeds for working capital and general corporate purposes.

Trading market and ticker symbol	Our Common Stock and Warrants are quoted on Nasdaq under the symbols “BLBD,” and “BLBDW,” respectively. There has been no market for our Series A Convertible Preferred Stock and a public market may not develop, or, if any market does develop, it may not be sustained. Our Series A Convertible Preferred Stock is not listed on any exchange or quoted on the OTC Bulletin Board.

For additional information concerning the offering, see “Plan of Distribution” beginning on page 59.

Risk Factors

Before investing in our securities, you should carefully read and consider the information set forth in “Risk Factors” beginning on page 7.

RISK FACTORS

The following risk factors apply specifically to an investment in our securities. You should carefully consider the following risk factors in addition to the other information included in this prospectus, including matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial, which may also impair our business. The following discussion should be read in conjunction with the financial statements and notes to the financial statements incorporated by reference herein.

Risk Factors Relating to Our Business and Industry

General economic conditions in the markets we serve have a significant impact on demand for our buses.

The school bus market is predominantly driven by long-term trends in the level of spending by municipalities. The principal factors underlying spending by municipalities are housing prices, property tax levels, municipal budgeting issues and voter initiatives. Demand for school buses is further influenced by overall acquisition priorities of municipalities, availability of school bus financing, school district busing policies, price and other competitive factors, fuel prices and environmental regulations. Significant deterioration in the economic environment, housing prices, property tax levels or municipal budgets could result in fewer new orders for school buses or could cause customers to seek to postpone or reduce orders, which could result in lower revenues, profitability and cash flows.

Our products may not achieve market acceptance or competing products could gain market share, which could adversely affect our competitive position.

We operate in a highly competitive domestic market. Our principal competitors are Thomas Bus (owned by Daimler AG) and IC Bus (owned by Navistar International Corporation), which are owned by major multinational corporations that have substantially greater technical, financial and marketing resources than our company. Our competitors may develop products that are superior to our products, develop methods of more efficiently and effectively providing products and services, or adapt more quickly than we do to new technologies or evolving customer requirements. Thomas Bus recently announced that it had begun the sale of propane-powered school buses in May 2014 and IC Bus announced in September 2014 that it will offer a propane-powered school bus for the 2015 school year. These steps bring Thomas Bus and IC Bus into direct competition with our propane-powered school buses, which will result in a decrease in our market share in this segment. Our competitors may achieve cost savings or be able to withstand a substantial downturn in the market because their businesses are consolidated with other vehicle lines. In addition, our competitors could be, and have been in the past, vertically integrated by designing and manufacturing their own components (including engines) to reduce their costs. The school bus market does not have “Buy America” regulations, so competitors or new entrants to the market could manufacture school buses in more cost-effective jurisdictions and import them to the United States to compete with us. Any increase in competition may cause us to lose market share or compel us to reduce prices to remain competitive, which could result in reduced sales and earnings.

We continue to optimize our product offerings to meet customer needs and specifications. While we target product offerings to meet customer needs, there is no assurance that our product offerings will be embraced and that we will meet our sales projections.

Our business is cyclical, which has had, and could have further, adverse effects on our sales and results of operations and lead to significant shifts in our results of operations from quarter to quarter that make it difficult to project long-term performance.

The school bus market historically has been and is expected to continue to be cyclical. This cyclicality has an impact both on the school bus industry and also on the comparative analysis of quarterly results of our company.

Customers historically have replaced school buses in lengthy cycles. Moreover, weak macroeconomic conditions can adversely affect demand for new school buses and lead to an overall aging of school bus fleets beyond a typical replacement cycle. While United States and Canadian demand for school buses has steadily increased from 2011, that increase may be partially attributable to the lower volume of purchases during the sustained downturn from 2007 to 2011 and historically low industry sales in 2011. To the extent the increase in school bus demand is attributable to pent-up demand rather than overall economic growth, future school bus sales may lag behind improvements in general economic conditions or property tax levels.

During downturns, we may find it necessary to reduce line rates and employee levels due to lower overall demand. An economic downturn may reduce, and in the past has reduced, demand for school buses, resulting in lower sales volumes, lower prices and decreased profits or losses.

We may be unable to obtain critical components from suppliers, which could disrupt or delay our ability to deliver products to customers.

We order components and parts on a build-to-order basis and several components used in our products are obtained from single-source suppliers (including engines, transmissions, propane kits and after-treatment systems) in order for us to receive the most favorable terms and conditions. The lack of ready-to-implement alternatives could give such suppliers, some of which have substantial market power, significant leverage over us if these suppliers elected to exert their market power over us, which leverage could adversely impact the terms and conditions, including pricing and delivery schedules, pursuant to which we purchase these products from these suppliers. We seek to mitigate these risks by entering into long-term agreements with suppliers, and by commencing contract negotiations with suppliers of critical components significantly before contract expiration dates.

If any of our single-source suppliers limit or reduce the sale of these components, we may be unable to fulfill customer orders in a timely manner or at all. In addition, if these or other component suppliers were to experience financial difficulties or other problems that prevented them from supplying us with the necessary components, we could experience a loss of revenues due to our inability to fulfill orders. These single-source and other suppliers are each subject to quality and performance issues, materials shortages, excess demand, reduction in capacity and other factors that may disrupt the flow of goods to us or to our customers, which would adversely affect our business and customer relationships.

We have no guaranteed supply arrangements with our suppliers and there can be no assurance that these suppliers will continue to meet our requirements. If supply arrangements are interrupted, we may not be able to find another supplier on a timely or satisfactory basis. We may incur significant set-up costs, delays and lag time in manufacturing should it become necessary to replace any key suppliers due to work stoppages, shipping delays, financial difficulties, natural or manmade disasters, cyber-attacks or other factors. In addition, strikes, work stoppages or other types of conflicts with labor organizations or employees at a supplier’s facility could delay the production and/or development of the components that they supply to us, which could strain relationships with our customers and cause a loss of revenues which could materially adversely affect our operations. Our business interruption insurance coverage may not be adequate for any such factors that we could encounter and may not continue to be available in amounts and on terms acceptable to us. Production delays could, under certain circumstances, result in penalties or liquidated damages in certain of our General Services Administration (“GSA”) contracts. In addition to the general risks described above regarding interruption of supplies, which are exacerbated in the case of single-source suppliers, the exclusive supplier of a key component potentially could exert significant bargaining power over price, quality, warranty claims or other terms relating to a component.

A change in requirements under supply arrangements committing us to purchase minimum or fixed quantities of certain parts, or to pay a minimum amount to the seller (“take-or-pay” contracts), could result in our paying more for certain supplies than we would otherwise pay.

We have entered into a supply contract with Roush CleanTech that requires us to purchase a fixed quantity of parts, to be used in the production of our products. For example, we must purchase a specified quantity of propane kits per year from Roush. If our need for any of these parts were to lessen, we could still be required to purchase a specified quantity of the part, or pay a minimum amount to the supplier pursuant to the “take-or-pay” contract, which could materially adversely affect our financial condition or results of operations.

We rely substantially on single-source suppliers which could materially and adversely impact us if they were to interrupt the supply of component parts to us.

We currently rely on a limited number of single-source suppliers for important component parts. Our major single-source suppliers are Cummins, Inc. and Cummins Emission Solutions (diesel engines and emission components), Ford and Roush CleanTech (propane engines, powertrain and up-fit), Allison Transmission Inc. (diesel engine transmissions), Bendix Commercial Vehicle Systems (control modules), Specialty Manufacturing, Inc. (rubber flooring, step threads, and stop & crossing arms), Paramount Manufacturing Co., Inc. (plastics and fiberglass), TRW Commercial Steering (steering), Foam Rubber Products (seat foam), and HSM (seat components). Shortages and allocations by such manufacturers may result in inefficient operations and a build-up of inventory, which can negatively affect our working capital position.

Safety or durability incidents associated with a school bus malfunction may result in loss of school bus sales that could have material adverse effects on our business.

The school bus industry has few competitors due to the importance of brand and reputation for safety and durability, compliance with stringent safety and regulatory requirements, an understanding of the specialized product specifications in each region and specialized technological and manufacturing know-how. If incidents associated with school bus malfunction transpired that called into question our reputation for safety or durability, it would harm our brand and reputation and cause consumers to question the safety, reliability and durability of our products. Lost school bus sales resulting from safety or durability incidents associated with a school bus malfunction could materially adversely affect our business.

Disruption of our manufacturing and distribution operations would have an adverse effect on our financial condition and results of operations.

We manufacture school buses at two facilities in Fort Valley, Georgia and distribute parts from a distribution center located in Delaware, Ohio. If operations at our manufacturing or distribution facilities were to be disrupted for a significant length of time as a result of significant equipment failures, natural disasters, power outages, fires, explosions, terrorism, adverse weather conditions, labor disputes, cyber-attacks or other reasons, we may be unable to fill dealer or customer orders and otherwise meet demand for our products, which would have an adverse effect on our business, financial condition and results of operations. Any interruption in production or distribution capability could require us to make substantial capital expenditures to fill customer orders, which could negatively affect our profitability and financial condition. We maintain property damage insurance that we believe to be adequate to provide for reconstruction of facilities and equipment, as well as business interruption insurance to mitigate losses resulting from any production interruption or shutdown caused by an insured loss. However, any recovery under our insurance policies may not offset the lost sales or increased costs that may be experienced during the disruption of operations, which could adversely affect our financial performance. Also, our property damage and business interruption insurance coverage may not be applicable or adequate for any such disruption that we could encounter and may not continue to be available in amounts and on terms acceptable to us.

Rationalization or restructuring of manufacturing facilities, including plant expansions and system upgrades at our manufacturing facilities, may cause production capacity constraints and inventory fluctuations.

The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations or restructurings in the future may result in, temporary constraints upon our ability to produce the quantity of products necessary to fill orders and thereby complete sales in a timely manner. In addition, system upgrades at our manufacturing facilities that impact ordering, production scheduling and other related manufacturing processes are complex, and could impact or delay production targets. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could materially adversely affect our results of operations and financial condition. In addition, the expansion, reconfiguration, maintenance and modernization of existing manufacturing facilities and the start-up of new manufacturing operations, could increase the risk of production delays and require significant investments of capital.

We may incur material losses and costs as a result of product warranty costs.

We are subject to product warranty claims in the ordinary course of our business. Our standard warranty covers the bus for one year and certain components for up to five years. We attempt to adequately price ongoing warranty costs into our bus purchase contracts; however, our warranty reserves are estimates and if we produce poor quality products, develop new products with deficiencies or receive defective materials or components, we may incur material unforeseen costs in excess of what we have provided for in our contracts or reserved in our financial statements.

In addition, we may not be able to enforce warranties and extended warranties received or purchased from our suppliers if such suppliers refuse to honor such warranties or go out of business. Also, a customer may choose to pursue remedies directly under its contract with us over enforcing such supplier warranties. In such a case, we may not be able to recover our losses from the supplier.

We may incur material losses and costs as a result of product liability claims and recalls.

We face an inherent risk of exposure to product liability claims if the use of our products results, or is alleged to result, in personal injury and/or property damage. If we manufacture a defective product or if component failures result in damages that are not covered by warranty provisions, we may experience material product liability losses in the future. In addition, we may incur significant costs to defend product liability claims. We could also incur damages and significant costs in correcting any defects, lose sales and suffer damage to our reputation. Our product liability insurance coverage may not be adequate for all liabilities we could incur and may not continue to be available in amounts and on terms acceptable to us. Significant product liability claims could have a material adverse effect on our financial condition, results of operations and cash flow. Moreover, the adverse publicity that may result from a product liability claim or perceived or actual defect with our products could have a material adverse effect on our ability to successfully market our products.

We are subject to potential recalls of our products from customers to cure manufacturing defects or in the event of a failure to comply with customers’ order specifications or applicable regulatory standards, as well as potential recalls of components or parts manufactured by suppliers which we purchase and incorporate into our school buses. We may also be required to remedy or retrofit buses in the event that an order is not built to a customer’s specifications or where a design error has been made. Significant retrofit and remediation costs or product recalls could have a material adverse effect on our financial condition, results of operations and cash flows.

A failure to renew dealer agreements or cancellation of, or significant delay in, new bus orders may result in unexpected declines in revenue and profitability.

We rely to a significant extent on our dealers to sell our products to the end consumer. A loss of one or more significant dealers or a reduction in the market share of existing dealers would lead to a loss of revenues that could materially adversely affect our business and results of operations.

Our dealer agreements are typically for a five-year term; however, the dealer can typically cancel the agreement for convenience without penalty upon 90 days’ notice. While most of our dealers have been purchasing from us for more than two decades, we can provide no assurance that we will be able to renew our dealer agreements on favorable terms, or at all, at their scheduled expiration dates. If we are unable to renew a contract with one or more of our significant dealers, our revenues and results of operations will be adversely affected. If dealer agreements are terminated with one or more of our top 10 dealers, significant orders are cancelled or delayed or we incur a significant decrease in the level of purchases from any of our top 10 dealers, our sales and operating results would be adversely impacted. In addition, our new bus orders are subject to potential reduction, cancellation and/or significant delay. Our dealers forecast the amount of school buses that they will require; however, they can reduce their forecasts if orders are not forthcoming from school districts. Although dealers generally only order buses from us after they have a firm order from a school district, orders for buses are also generally cancelable until 14 weeks prior to delivery, subject to certain penalties for delay.

The inability to attract and retain key personnel could adversely affect our results of operations.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of our executive officers and other key employees. Our future success depends, in large part, on our ability to attract and retain qualified personnel, including manufacturing personnel, sales professionals and engineers. The unexpected loss of services of any of our key personnel or the failure to attract or retain other qualified personnel could have a material adverse effect on the operation of our business.

While we have enjoyed good relations and a collaborative approach with our work force, employment relationships can deteriorate over time. Given the extent to which we rely on our employees, any significant deterioration in our relationships with our key employees or overall workforce could materially harm us. We cannot predict how stable our relationships with our employees will be in the future and we may experience work stoppages or labor organizing activity in the future, which could adversely affect our business. Work stoppages or instability in our relationships with our employees could delay the production and/or development of our products, which could strain relationships with customers and cause a loss of revenues which would adversely affect our operations. In addition, local economic conditions in the Fort Valley, Georgia area (where both of our principal manufacturing facilities are located) may impact our ability to attract and retain qualified personnel.

Variability in local, state, federal and international laws and regulations may have a significant negative effect on how we do business.

Our products must satisfy a complex compliance scheme due to variability in and potentially conflicting local, state, federal and international laws and regulations. The cost of compliance may be substantial in a period due to the potential for modification or customization of our school buses in any of the 50 plus jurisdictions. In addition, if we expand into more international jurisdictions, we could potentially incur additional costs in order to tailor our products to the applicable local law requirements of such jurisdictions. In addition, we must comply with additional regulatory requirements applicable to us as a federal contractor for our GSA contracts, which increases our costs. GSA contracts are also subject to audit and increased inspections and costs of compliance. Any potential penalties for non-compliance with laws and regulations may not be covered by insurance that we carry.

Our expansion plans in emerging markets could entail significant risks.

Our strategies potentially include establishing a greater presence in emerging markets. In addition, we are growing our use of component suppliers in these markets. As we progress with these strategies, these strategies may involve a significant investment of capital and other resources and entail various risks. These include risks attendant to obtaining necessary governmental approvals and the construction of the facilities in a timely manner and within cost estimates, the establishment of viable supply channels, the commencement of efficient manufacturing operations and, ultimately, the acceptance of the products by our customers. We cannot assure you that our expansion plans will be implemented or, if implemented, successful.

We have been notified that a Colombian governmental taxing agency is auditing the process followed when our buses were imported into Colombia.

We sell certain school and specialty buses in foreign countries including Colombia. Changes to tariffs, duties, and free trade agreements could have a negative impact on our ability to sell buses into those countries at competitive prices. DIAN, a Colombian government taxing agency, has advised us that it is conducting an audit relating to the treatment under a free trade agreement of the sale of certain of our buses into Colombia. We are cooperating with that audit. Although we were neither the importer nor exporter of record of the buses in question, since we sold those buses to a dealer which in turn imported those buses to Colombia, an adverse finding in this audit could result in a determination that would make it significantly more expensive for purchasers of buses in Colombia to purchase our school or specialty buses as compared with buses manufactured domestically or transported into Colombia in a manner that would not raise free trade agreement issues. Any such adverse finding could materially and adversely impact our future sales in Colombia.

New laws, regulations or policies of governmental organizations regarding environmental, health and safety standards, or changes in existing ones, may have a significant negative effect on how we do business.

Our products must satisfy various legal, environmental, health and safety requirements, including applicable emissions and fuel economy requirements. Meeting or exceeding government-mandated safety standards is difficult and costly. Such regulations are extensive and may, in certain circumstances, operate at cross purposes. While we are managing our product development and production operations to reduce costs, unique local, state, federal and international standards can result in additional costs for product development, testing and manufacturing. We depend on third party sole-source suppliers to comply with applicable emissions and fuel economy standards in the manufacture of engines supplied to us for our buses. Increased environmental, safety, emissions, fuel economy or other regulations may result in additional costs and lag time to introduce new products to market.

Environmental obligations and liabilities could have a negative impact on our financial condition, cash flows and profitability.

Potential environmental violations have been identified at our facility in Fort Valley, Georgia, including the solid waste management units at the facility’s old landfill. We are cooperating with the Georgia Environmental Protection Division and have conducted a site-wide investigation under the current hazardous waste management law. That investigation revealed several areas requiring further assessment and, potentially, remediation, and the finalization of a corrective action plan is ongoing. The proposed remedial actions to be included in the corrective action plan could range from little to no active remediation to institutional controls (such as barriers, groundwater use restrictions and similar protective devices) or active remedial measures. Potential remediation costs and obligations could require the expenditure of capital and, if greater than expected, or in excess of applicable insurance coverage, could have a material adverse effect on our results of operations, liquidity or financial condition.

Our worker’s compensation insurance may not provide adequate coverage against potential liabilities.

Although we maintain a workers’ compensation insurance stop loss policy to cover us for costs and expenses we may incur due to injuries to our employees resulting from work-related injuries over our self-insured limit, this insurance may not provide adequate coverage against potential liabilities and we incur the costs and expenses up to our self-insured limit. In addition, we may incur substantial costs in order to comply with current or future health and safety laws and regulations. These current or future laws and regulations may impair our manufacturing efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our future competitiveness and ability to achieve long-term profitability depends on our ability to control costs, which requires us to successfully implement the substantial transformation of our organization and rationalization of our operating processes begun in recent years.

We have conducted and are continuing to conduct a substantial transformation of our organization and a rationalization of our operating processes. Our future competitiveness depends upon our continued success in implementing these initiatives throughout our operations. While some of the elements of cost reduction are within our control, others, such as commodity costs, regulatory costs and labor costs, depend more on external factors, and there can be no assurance that such external factors will not materially adversely affect our ability to reduce our costs. Reducing costs may prove difficult due to our transition to a public company and our focus on maintaining our reputation for school bus innovation, safety, quality, durability and drivability, which increase costs.

Our operating results may vary widely from period to period due to the sales cycle, seasonal fluctuations and other factors.

Our orders with our dealers and customers generally require time-consuming customization and specification. We incur significant operating expenses when we are building a bus prior to sale or designing and testing a new bus. If there are delays in the sale of buses to dealers or customers, such delays may lead to significant fluctuations in results of operations from quarter to quarter, making it difficult to predict our financial performance on a quarterly basis. Further, if we were to experience a significant amount of cancellations of or reductions in purchase orders, it would reduce our future sales and results of operations.

Our business is subject to seasonal and other fluctuations. In particular, we have historically experienced higher revenues during the fourth quarter and third quarter versus the first quarter and second quarter during each fiscal year. This seasonality is caused primarily by school districts ordering more school buses prior to the beginning of a school year. Our ability to meet customer delivery schedules is dependent on a number of factors including, but not limited to, access to components and raw materials, an adequate and capable workforce, assembling/engineering expertise for certain projects and sufficient manufacturing capacity. The availability of these factors may in some cases be subject to conditions outside of our control. A failure to deliver in accordance with our performance obligations may result in financial penalties under certain of our GSA contracts and damage to existing customer relationships, damage to our reputation and a loss of future bidding opportunities, which could cause the loss of future business and could negatively impact our financial performance.

Our working capital position exposes us to significant fluctuations in our cash position.

Primarily as a result of the seasonal nature of our business, we operate with negative working capital for significant portions of our fiscal year. During economic downturns, this tends to result in our utilizing a substantial portion of our cash reserves. On the other hand, when economic factors favor growth in the school bus industry, we can be positioned to generate significant sums of cash.

Our defined benefit pension plans are currently underfunded and pension funding requirements could increase significantly due to a reduction in funded status as a result of a variety of factors, including weak performance of financial markets, declining interest rates and investments that do not achieve adequate returns.

Our employee benefit plans currently hold a significant amount of equity and fixed income securities. Our future funding requirement for our frozen defined benefit pension plan (“Pension Plan”) qualified with the Internal Revenue Service depends upon the future performance of assets placed in trusts for this plan, the level of interest rates used to determine funding levels, the level of benefits provided for by the Pension Plan and any changes in government laws and regulations. Future funding requirements generally increase if the discount rate decreases or if actual asset returns are lower than expected asset returns, as other factors are held constant. If future funding requirements increase, we would be required to contribute more funds, which would negatively affect our cash flow.

We enter into firm fixed-price school bus sales contracts without price escalation clauses which could subject us to losses if we have cost overruns or if our costs increase.

We often bid on contracts weeks or months before school buses are delivered and enter into school bus sales contracts with fixed prices per bus. The sales contracts generally do not have an indexed price escalation formula to account for economic fluctuations between the contract date and the delivery date. As a result, we typically are unable to pass along increased costs due to economic fluctuations to our customers. We generally purchase steel one quarter in advance, but because we generally do not hedge our primary raw materials (rubber, aluminum and copper), changes in prices of raw materials can significantly impact operating margins. Our actual costs and any gross profit realized on these fixed-price contracts could vary from the estimated costs on which these contracts were originally based.

Our current or future indebtedness could impair our financial condition and reduce the funds available to us for growth or other purposes. Our debt agreements impose certain operating and financial restrictions, with which failure to comply could result in an event of default that could adversely affect our results of operations.

We have substantial indebtedness. If our cash flows and capital resources are insufficient to fund the interest payments on our outstanding borrowings under our Credit Facility and other debt service obligations and keep us in compliance with the covenants under our debt agreements or to fund our other liquidity needs, we may be forced to reduce or delay capital expenditures, sell assets or operations, seek additional capital or restructure or refinance our indebtedness. We cannot assure investors that we would be able to take any of these actions, that these actions would permit us to meet our scheduled debt service obligations or that these actions would be permitted under the terms of our existing or future debt agreements, which may impose significant operating and financial restrictions on us and could adversely affect our ability to finance our future operations or capital needs; obtain standby letters of credit, bank guarantees or performance bonds required to bid on or secure certain customer contracts; make strategic acquisitions or investments or enter into alliances; withstand a future downturn in our business or the economy in general; engage in business activities, including future opportunities for growth, that may be in our interest; and plan for or react to market conditions or otherwise execute our business strategies.

If we cannot make scheduled payments on our debt, or if we breach any of the covenants in our debt agreements, we will be in default and, as a result, our debt holders could declare all outstanding principal and interest to be due and payable, the lenders under our Credit Facility could terminate their commitments to lend us money and foreclose against the assets securing our borrowings, and we could be forced into bankruptcy or liquidation.

In addition, we and certain of our subsidiaries may incur significant additional indebtedness, including additional secured indebtedness. Although the terms of our debt agreements contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and additional indebtedness incurred in compliance with these restrictions could be significant. Incurring additional indebtedness could increase the risks associated with our substantial indebtedness, including our ability to service our indebtedness.

Our profitability depends on achieving certain minimum school bus sales volumes. If school bus sales deteriorate, our results of operations and financial condition will suffer.

Our continued profitability requires us to maintain certain minimum school bus sales volumes. As is typical for a vehicle manufacturer, we have significant fixed costs and, therefore, changes in our school bus sales volume can have a disproportionately large effect on profitability. If our school bus sales were to decline to levels significantly below our assumptions, due to a financial downturn, renewed recessionary conditions, changes in consumer confidence, geopolitical events, inability to produce sufficient quantities of school buses, limited access to financing or other factors, our financial condition and results of operations would be materially adversely affected.

We may need additional financing to execute our business plan and fund operations, which additional financing may not be available on reasonable terms or at all.

Our future growth, including the potential for future market expansion and opportunities for future international growth, may require substantial additional capital. We will consider raising additional funds through various financing sources, including the sale of our equity and debt securities and the procurement of commercial debt financing. However, there can be no assurance that such funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to execute our growth strategy, and operating results may be adversely affected. Any debt financing will increase expenses and must be repaid regardless of operating results and may involve restrictions limiting our operating flexibility. If we issue equity securities to raise additional funds, the percentage ownership of our existing stockholders will be reduced, and our stockholders may experience additional dilution in net book value per share.

Our ability to obtain financing may be impaired by such factors as the capital markets, both generally and specifically in our industry, which could impact the availability or cost of future financings. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, we may be required to decrease the pace of, or eliminate, our future product offerings and market expansion opportunities and potentially curtail operations.

Interest rates could change substantially, materially impacting our profitability.

Our borrowings under our Credit Facility are at variable rates of interest and expose us to interest rate risk. We do not utilize interest rate hedges or swaps to hedge our interest rates. If interest rates increase, our debt service obligations on our variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash available for servicing our other indebtedness would decrease.

We have material weaknesses in our internal control over financial reporting with respect to accounting for, presentation and classification of certain items. If we do not maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Prior to the completion of the business combination, School Bus Holdings had been a private company with accounting personnel and other supervisory resources sufficient for our reporting requirements as a private company. In connection with the School Bus Holdings annual financial statements for the period ended September 27, 2014, controls over the preparation and review of the financial statements and disclosures, including interim financial information, were not performed within a time frame and at a level of precision to prevent or detect a material misstatement. Specifically, our financial reporting resources did not have the appropriate capacity, level of accounting knowledge and experience commensurate with applicable financial reporting requirements, including effective evaluation and classification of transactions within the financial statements and the monitoring of appropriate application of GAAP. This deficiency resulted in adjustments in our accounting for, presentation and/or classification of the following: shipping and handling revenue and expense, income earned on extended warranties on buses, vendor rebates, operating expenses, income taxes and expenses related to discontinued operations from the sale of a business as other income (expense), inbound transportation costs, restricted cash, dividends, the statement of cash flows and certain other items. Our audit committee and management team and our independent registered public accounting firm all assessed the deficiency as a material weakness. Also, management has identified a control deficiency within our information technology controls related to user access as certain users have access not commensurate with their roles. Given the pervasive nature of this deficiency and its potential to result in a material misstatement, our audit committee and management team and our independent registered public accounting firm all assessed the deficiency as a material weakness.

While at the time School Bus Holdings was not required to report on the effectiveness of its internal control over financial reporting pursuant to the Sarbanes-Oxley Act since we were a privately owned company, in connection with the identification of material weaknesses in our internal control over financial reporting, we evaluated, designed and began the process of implementing controls and procedures to address these weaknesses. The measures include additional personnel and other supervisory resources to strengthen internal control over financial reporting, specifically in the areas of corporate accounting and external reporting, information technology and income taxes supplemented by external resources as necessary. A material weakness in internal control over financial reporting is a matter that may require an extended period to correct. We will continue to evaluate, design and implement policies and procedures to address these material weaknesses including the enhancement of accounting personnel to adequately execute our accounting processes and address our internal control over financial reporting as a public company. We also plan to enhance our risk assessment and monitoring controls, including enhancing our internal audit function to ensure that control activities are appropriately designed, implemented and operating effectively.

Failure to maintain an effective system of internal control over financial reporting could have a material adverse effect on our business, financial condition and results of operations. If we are unsuccessful in remediating the material weaknesses, or if we suffer other deficiencies or material weaknesses in our internal control in the future, we may be unable to report financial information in a timely and accurate manner and it could result in a material misstatement of our annual or interim financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial reporting.

An impairment in the carrying value of goodwill and other long-lived intangible assets could negatively affect our operating results.

We have a substantial amount of goodwill and purchased intangible assets on our balance sheet, concentrated in our bus segment and specifically related to the dealer network and our trade name. The carrying value of goodwill represents the fair value of an acquired business in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other long-lived intangible assets represents the fair value of trademarks and trade names, customer relationships and technology as of the acquisition date. Under generally accepted accounting principles, long-lived assets are required to be reviewed for impairment at least annually, or more frequently if potential interim indicators exist that could result in impairment. If any business conditions or other factors cause profitability or cash flows to significantly decline, we may be required to record a non-cash impairment charge, which could adversely affect our operating results. Events and conditions that could result in impairment include a prolonged period of global economic weakness, a further decline in economic conditions or a slow, weak economic recovery, sustained declines in the price of our Common Stock, adverse changes in the regulatory environment, adverse changes in the market share of our products, adverse changes in interest rates or other factors leading to reductions in the long-term sales or profitability that we expect.

If Blue Bird Capital Services cannot provide financial services to our dealers and customers to acquire our products, our sales and results of operations could deteriorate.

Our dealers and customers benefit from Blue Bird Capital Services (“BBCS”), a private label captive financing product. BBCS finances floorplan financing for certain of our network dealers and provides a modest amount of vehicle lease financing to school districts. Although we neither assume any balance sheet risk nor receive any direct economic benefit from BBCS, which is financed by De Lage Landen, a member of the Rabobank Group, we could be materially adversely affected if BBCS were unable to provide this financing and our dealers were unable to obtain alternate financing, at least until we were able to put in place a replacement for BBCS. BBCS faces a number of business, economic and financial risks that could impair its access to capital and negatively affect its business and operations and its ability to provide financing and leasing to our dealers and customers. Because BBCS serves as an additional source of leasing and financing options for dealers and customers, an impairment of BBCS’ ability to provide such financial services could negatively affect our efforts to expand our market penetration among customers who rely on these financial services to acquire new school buses and dealers who seek financing.

We rely heavily on trade secrets to gain a competitive advantage in the market and the unenforceability of our nondisclosure agreements may adversely affect our operations.

Historically, we have not relied upon patents to protect our design or manufacturing processes or products. Instead, we rely significantly on maintaining confidential our trade secrets and other information related to our operations. Accordingly, we require all executives, engineering employees and suppliers to sign a nondisclosure agreement to protect our trade secrets, business strategy and other proprietary information. If the provisions of these agreements are found unenforceable in any jurisdiction in which we operate, the disclosure of our proprietary information may place us at a competitive disadvantage. Even where the provisions are enforceable, the confidentiality clauses may not provide adequate protection of our trade secrets and proprietary information in every such jurisdiction. We require training sessions for our employees regarding the protection of our trade secrets, business strategy and other proprietary information. Our training may not cause our employees to provide adequate protection of our trade secrets and proprietary information.

We may be unable to prevent third parties from using our intellectual property rights, including trade secrets and know-how, without our authorization or from independently developing intellectual property that is the same as or similar to our intellectual property, particularly in those countries where the laws do not protect our intellectual property rights as fully as in the United States. The unauthorized use of our trade secrets or know-how by third parties could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or increase our expenses as we attempt to enforce our rights.

Our intellectual property rights may not be successfully asserted in the future or may be invalidated, circumvented or challenged.

We rely on a number of significant unregistered trademarks and other unregistered intellectual property in the day-to-day operation of our business. Without the protections afforded by registration, our ability to protect and use our trademarks and other unregistered intellectual property may be limited and could negatively affect our business.

In addition, while we have not faced intellectual property infringement claims from others in recent years, in the event successful infringement claims are brought against us, particularly claims (under patents or otherwise) against our product design or manufacturing processes, such claims could have a material adverse effect on our business, financial condition or results of operation.

Security breaches and other disruptions to our information technology networks and systems could interfere with our operations and could compromise the confidentiality of our proprietary information, notwithstanding the fact that no such breaches or disruptions have materially impacted us to date.

We rely upon information technology networks and systems, some of which are managed by third-parties, to process, transmit and store electronic information, and to manage or support a variety of business processes and activities, including supply chain management, manufacturing, invoicing and collection of payments from our dealer network and customers. Additionally, we collect and store sensitive data, including intellectual property, proprietary business information, the proprietary business information of our dealers and suppliers, as well as personally identifiable information of our employees, in data centers and on information technology networks. The secure operation of these information technology networks, and the processing and maintenance of this information, is critical to our business operations and strategy. Despite security measures and business continuity plans, our information technology networks and systems may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers or breaches due to errors or malfeasance by employees, contractors and others who have access to our networks and systems, or other disruptions during the process of upgrading or replacing computer software or hardware, power outages, computer viruses, telecommunication or utility failures or natural disasters or other catastrophic events. The occurrence of any of these events could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disrupt operations and reduce the competitive advantage we hope to derive from our investment in technology. Our insurance coverage may not be available or adequate to cover all the costs related to significant security attacks or disruptions resulting from such attacks.

Our business could be materially adversely affected by changes or imbalances in foreign currency exchange rates and interest rates.

We have exposures to risks related to changes in foreign currency exchange rates on our sales to Colombia and Canada and interest rates, which can have material adverse effects on our business. While we currently only sell our products in U.S. dollars, foreign currency exchange rates and interest rates can significantly increase the relative costs of our school buses in Colombia and Canada, and could materially adversely affect our margins on foreign sales and decrease demand for our products. As a result, foreign currency fluctuations and the associated translations could have a material adverse effect on our results of operations and financial condition.

Taxing authorities could challenge our historical and future tax positions as well as our allocation of taxable income among our subsidiaries and affiliates.

The amount of income tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. In fiscal 2014, the United States government announced that it will open a tax examination regarding School Bus Holdings’ United States tax return for fiscal 2011. We have taken, and will continue to take, appropriate tax positions based on our interpretation of such tax laws. While we believe that we have complied with all applicable income tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess additional taxes. Should additional taxes be assessed, this may have a material adverse effect on our results of operations and financial condition.

The manufacture of our Type A buses is conducted by the Micro Bird joint venture that we do not control and cannot operate solely for our benefit.

The manufacture of Type A buses is carried out by a 50/50 Canadian joint venture, Micro Bird Holdings, Inc., an unconsolidated Canadian joint venture with Groupe Autobus Girardin LTEE (“Micro Bird”). In the future, we may be required to enter into more joint ventures, particularly in emerging economies, in order to enter certain markets. In joint ventures, we share ownership and management of a company with one or more parties who may not have the same goals, strategies, priorities or resources as we do and may compete with us outside the joint venture. Joint ventures are intended to be operated for the equal benefit of all co-owners, rather than for our exclusive benefit. Operating a business as a joint venture often requires additional organizational formalities as well as time-consuming procedures for sharing information and making decisions. In joint ventures, we are required to foster our relationships with co-owners as well as promote the overall success of the joint venture, and if a co-owner changes or relationships deteriorate, our success in the joint venture may be materially adversely affected. The benefits from a successful joint venture are shared among the co-owners, so that we do not receive all the benefits from our successful joint ventures.

Our sublease for our Delaware, Ohio warehouse facility may not be renewed on the same terms and conditions or may not be renewed at all.

We sublease our warehouse premises in Delaware, Ohio from Nabi-Optima Holdings, Inc., which was recently acquired by New Flyer. From this location, we ship materially all of our aftermarket parts sales, excluding direct ship part sales. We have conducted our aftermarket parts sales operations from this location since 2011.

The sublease expires on November 30, 2017, and renewal of the sublease is contingent on reaching mutually acceptable terms and conditions with Nabi-Optima Holdings, Inc. Renewal terms may be materially different from those found in the current agreement, resulting in an increase in fixed costs. Alternatively, non-renewal of the sublease could lead to one time costs related to relocating the parts, fixed assets, and the training of a new labor work force. Relocating the parts distribution warehouse could also result in lost sales stemming from unforeseen disruptions in the relocation process.

Other Risk Factors Applicable After the Business Combination

Hennessy Capital received a delisting letter from Nasdaq, and there can be no assurance that our securities will continue to be listed on Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

On August 7, 2014, Hennessy Capital received a letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that the staff of Nasdaq (the “Nasdaq Staff”) does not believe the Company is in compliance with Listing Rule 5550(a)(3) (the “Minimum Holders Rule”), which requires the Company to have at least 300 public holders for continued listing on Nasdaq. On September 22, 2014, the Company submitted a plan to Nasdaq to regain compliance with the Minimum Holders Rule and ensure compliance with Nasdaq’s initial listing requirements at the closing of the business combination. On September 30, 2014, the Nasdaq Staff granted the Company an extension until February 3, 2015 to obtain stockholder approval of the business combination, consummate the business combination and demonstrate compliance with Nasdaq’s initial listing requirements. On February 4, 2015, the Company received a letter from the Nasdaq Staff stating that the Company had failed to consummate the business combination by February 3, 2015, and that, accordingly, the Nasdaq Staff has determined to initiate procedures to delist the Company’s securities from Nasdaq, unless the Company appealed such determination on or before February 11, 2015. The Company has appealed the Nasdaq Staff’s delisting determination. The appeal was heard by a Nasdaq hearings panel on March 19, 2015.

We were advised in discussions with the Nasdaq Staff that, following the business combination, we would be ineligible for continued listing on the Nasdaq Capital Market due to School Bus Holdings’ consolidated stockholder deficit position for School Bus Holdings’ 2014 fiscal year (as a result of our June 2014 dividend recapitalization) and would need to comply with the Nasdaq Global Market listing requirements as of the closing of the business combination. The Nasdaq Global Market does not have a minimum stockholders’ equity requirement. To qualify for listing on the Nasdaq Global Market, Listing Rule 5450(a)(2) (the “400 Holder Rule”) requires us to have at least 400 round-lot holders of our Common Stock. Therefore, we are now required to demonstrate compliance with the 400 Holder Rule.

The hearings panel has notified us that it has granted our request for continued listing, provided that (i) the Nasdaq Staff confirms by April 20, 2015 that we meet all listing standards for initial listing on the Nasdaq Global

Market other than the 400 Holder Rule and (ii) we satisfy the 400 Holder Rule by August 3, 2015. The Nasdaq Staff has provided the confirmation described in clause (i).

We are evaluating all potential options to comply with the 400 Holder Rule, including approaches designed to enable our employees to purchase shares of our Common Stock.

We believe that now that the business combination has been consummated, we will be in a better position to meet Nasdaq’s listing requirements and anticipate that our dealers and other business partners, as well as other investors who do not typically invest in special purpose acquisition companies, will have a greater interest in acquiring shares of our Common Stock. We cannot provide assurance, however, that we will be able to meet the 400 Holder Rule.

If we do not satisfy these conditions for continued listing, our Common Stock and Warrants will likely cease trading on Nasdaq, and we and our securityholders could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a determination that our Common Stock is a “penny stock,” which will require brokers trading in our Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our Common Stock;

•	a limited amount of analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Our only significant asset is ownership of 100% of the capital stock of School Bus Holdings and we do not currently intend to pay dividends on our Common Stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our Common Stock.

We have no direct operations and no significant assets other than the ownership of 100% of the capital stock of School Bus Holdings. We depend on School Bus Holdings and its subsidiaries for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company, and to pay any dividends with respect to our Series A Convertible Preferred Stock and Common Stock. Legal and contractual restrictions in agreements governing our Series A Convertible Preferred Stock and current indebtedness, as well as our financial condition and operating requirements, may limit our ability to obtain cash from School Bus Holdings and its subsidiaries. Thus, we do not expect to pay cash dividends on our Common Stock. Any future dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, level of indebtedness, contractual restrictions with respect to payment of dividends, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant.

We may not be able to timely and effectively implement controls and procedures required by Section 404 of the Sarbanes-Oxley Act of 2002.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we will be required to provide management’s attestation on internal controls commencing with our annual report for fiscal 2015. The standards required for a public company under Section 404 of the Sarbanes-Oxley Act of 2002 are significantly more stringent than those required of School Bus Holdings as a privately-held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the regulatory compliance and reporting requirements applicable to the Company now that the business combination has been consummated. If we are not able to implement the additional requirements of Section 404 in a timely manner or with adequate compliance, we may not be able to assess whether our internal control over financial reporting is effective, which may subject us to adverse regulatory consequences and could harm investor confidence and the market price of our Common Stock.

We do not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the price paid in the business combination in the event that any of the representations and warranties made by The Traxis Group B.V. in connection with the business combination ultimately proves to be inaccurate or incorrect.

Except for certain representations made by the Seller relating to its ownership of all the issued and outstanding shares of School Bus Holdings (which survive for a period of one year after the closing of the business combination), the representations and warranties made by Seller and HCAC to each other in connection with the business combination will not survive the consummation of the business combination. As a result, we do not have the protection of any indemnification, escrow, price adjustment or other provisions that allow for a post-closing adjustment to be made to the price paid in the business combination if any representation or warranty made by Seller in connection with the business combination proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, we would have no indemnification claim with respect thereto and our financial condition or results of operations could be adversely affected.

The is no guarantee that the Warrants will ever be in the money, and they may expire worthless and the terms of our Warrants may be amended.

The exercise price for our Warrants is $5.75 per one-half of one share ($11.50 per whole share), subject to adjustment. Warrants may be exercised only for a whole number of shares of our Common Stock. No fractional shares will be issued upon exercise of the Warrants. There is no guarantee that the Warrants will ever be in the money prior to their expiration, and they may expire worthless.

In addition, the warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the Warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, shorten the exercise period or decrease the number of shares of our Common Stock purchasable upon exercise of a Warrant.

Concentration of ownership after the business combination may have the effect of delaying or preventing a change in control.

Following completion of the business combination, the Seller obtained an ownership interest of 58% of the post-combination company (excluding shares issuable upon conversion of the Series A Convertible Preferred Stock and exercise of Warrants that were not surrendered in the Public Warrant Exchange Offer or the Sponsor Warrant Exchange, but giving effect to the issuance of approximately1,212,500 shares of our Common Stock pursuant to those exchanges). As a result, the Seller has the ability to determine the outcome of corporate actions of our company requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our Common Stock.

We are dependent upon our executive officers and directors and their departure could adversely affect our business.

Our operations are dependent upon a relatively small group of individuals and, in particular, our executive officers and directors. We believe that our success depends on the continued service of our executive officers and directors. We do not have key-man insurance on the life of any of our directors or executive officers. The unexpected loss of the services of one or more of our directors or executive officers could adversely impact us. Furthermore, these individuals may be unfamiliar with certain requirements of operating a company regulated by the SEC, which could cause us to have to expend time and resources helping them become familiar with such requirements.

A market for our securities may not continue, which would adversely affect the liquidity and price of our securities.

The price of our securities may fluctuate significantly due to the market’s reaction to the business combination and general market and economic conditions. An active trading market for our securities following the business combination may never develop or, if developed, it may not be sustained. In addition, the price of our securities after the business combination can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Pursuant to the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for so long as we are an “emerging growth company.”

Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, and generally requires in the same report a report by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. We will be required to provide management’s attestation on internal controls effective with respect to fiscal 2015. However, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until we are no longer an “emerging growth company.” We could be an “emerging growth company” until the earlier of (1) the last day of the fiscal year (a) following January 23, 2019, the fifth anniversary of Hennessy Capital’s initial public offering, (b) in which we have total annual gross revenue of at least $1.0 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of the last business day of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. An “emerging growth company” can therefore delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

If the business combination’s benefits do not meet the expectations of investors, stockholders or financial analysts, the market price of our securities may decline.

Fluctuations in the price of our securities could contribute to the loss of all or part of your investment. Prior to the business combination, there was no public market for School Bus Holdings’ stock and trading in the shares of Hennessy Capital’s Common Stock was not active. Accordingly, the valuation ascribed to Blue Bird and our Common Stock in the business combination may not be indicative of the price that will prevail in the trading market following the business combination. If an active market for our securities develops and continues, the trading price of our securities could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in our securities and our securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.

Factors affecting the trading price of our securities may include:

•	actual or anticipated fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;

•	changes in the market’s expectations about our operating results;

•	success of competitors;

•	our operating results failing to meet the expectation of securities analysts or investors in a particular period;

•	changes in financial estimates and recommendations by securities analysts concerning us or the school bus market in general;

•	operating and stock price performance of other companies that investors deem comparable to us;

•	our ability to market new and enhanced products on a timely basis;

•	changes in laws and regulations affecting our business;

•	commencement of, or involvement in, litigation involving us;

•	our ability to access the capital markets as needed;

•	changes in our capital structure, such as future issuances of securities or the incurrence of additional debt;

•	the volume of shares of our Common Stock available for public sale;

•	any major change in our board or management;

•	sales of substantial amounts of Common Stock by our directors, executive officers or significant stockholders or the perception that such sales could occur; and

•	general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq in particular, have experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the particular companies affected. The trading prices and valuations of these stocks, and of our securities, may not be predictable. A loss of investor confidence in the market for retail stocks or the stocks of other companies which investors perceive to be similar to us could depress our stock price regardless of our business, prospects, financial condition or results of operations. A decline in the market price of our securities also could adversely affect our ability to issue additional securities and our ability to obtain additional financing in the future.

Our business and stock price may suffer as a result of our management’s lack of recent public company operating experience and if securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our Common Stock adversely, the price and trading volume of our Common Stock could decline.

Prior to the completion of the business combination, School Bus Holdings was a privately-held company. Our management’s lack of recent public company operating experience may make it difficult to forecast and evaluate our future prospects. If we are unable to execute our business strategy, either as a result of our inability to manage effectively our business in a public company environment or for any other reason, our business, prospects, financial condition and operating results may be harmed.

The trading market for our Common Stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. Securities and industry analysts do not currently, and may never, publish research on us. If no securities or industry analysts commence coverage of us, our stock price and trading volume would likely be negatively impacted. If any of the analysts who may cover us change their recommendation regarding our stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst who may cover the Company were to cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

The future exercise of registration rights may adversely affect the market price of our Common Stock.

The securities that we are registering in the registration statement of which this prospectus is a part are subject to registration rights agreements. Sales of restricted securities pursuant to this prospectus or those agreements may substantially depress the market price of our Common Stock.

Warrants are exercisable for our Common Stock, which, if exercised, would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.

As of April 27, 2015, there were outstanding 11,500,000 Warrants to purchase an aggregate of 5,750,000 shares of our Common Stock, each of which is exercisable. Each Warrant entitles the holder thereof to purchase one-half of one share of our Common Stock at a price of $5.75 per half share ($11.50 per whole share), subject to adjustment. Warrants may be exercised only for a whole number of shares of our Common Stock. No fractional shares will be issued upon exercise of the Warrants. To the extent such Warrants are exercised, additional shares of our Common Stock will be issued, which will result in dilution to the then existing holders of our Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock.

We may redeem any Public Warrants that were not validly tendered and accepted for exchange in the Public Warrant Exchange Offer prior to their exercise at a time that is disadvantageous to warrantholders, thereby making their Warrants worthless.

We will have the ability to redeem the remaining 8,809,538 Public Warrants not validly tendered or accepted for exchange in the Public Warrant Exchange Offer at any time after they become exercisable and prior to their expiration at a price of $0.01 per Warrant, provided that (i) the last reported sale price of our Common Stock equals or exceeds $24.00 per share for any 20 trading days within the 30 trading-day period ending on the third business day before we send the notice of such redemption (on April 27, 2015, the last reported sale price for shares of our Common Stock was $11.91) and (ii) on the date we give notice of redemption and during the entire period thereafter until the time the Warrants are redeemed, there is an effective registration statement under the Securities Act covering the shares of our Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available unless Warrants are exercised on a cashless basis. Redemption of the outstanding Public Warrants could force holders of Public Warrants:

•	to exercise their Warrants and pay the exercise price therefor at a time when it may be disadvantageous for them to do so;

•	to sell their Warrants at the then-current market price when they might otherwise wish to hold their Warrants; or

•	to accept the nominal redemption price which, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of their Warrants.

Anti-takeover provisions contained in our certificate of incorporation and bylaws, as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation and bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management without the consent of our board of directors. These provisions include:

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director with or without cause by stockholders, which prevents stockholders from being able to fill vacancies on our board of directors;

•	subject to any rights of holders of existing preferred shares, the ability of our board of directors to determine whether to issue shares of our preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of the board of directors, the chief executive officer, or the board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	controlling the procedures for the conduct and scheduling of stockholder meetings;

•	providing for a staggered board, in which the members of the board of directors are divided into three classes to serve for a period of three years from the date of their respective appointment or election;

•	permitting the removal of directors with or without cause by stockholders voting a majority of the votes cast if, at any time and for so long as, the Seller beneficially owns, in the aggregate, capital stock representing at least 40% of the outstanding shares of our Common Stock;

•	advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

•	requiring an affirmative vote of at least two-thirds (2/3) of our entire board of directors and by the holders of at least 66.67% of the voting power of our outstanding voting stock in order to adopt an amendment to our certificate of incorporation if, at any time and for so long as, the Seller beneficially owns, in the aggregate, capital stock representing at least 50% of the outstanding shares of our Common Stock; and

•	requiring an affirmative vote of at least two-thirds (2/3) of our entire board of directors or by the holders of at least 66.67% of the voting power of our outstanding voting stock to amend our bylaws if, at any time and for so long as, the Seller beneficially owns, in the aggregate, capital stock representing at least 50% of the outstanding shares of our Common Stock.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our board of directors and management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the “DGCL”), which prevents some stockholders holding more than 15% of our outstanding Common Stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding Common Stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Common Stock and could also affect the price that some investors are willing to pay for our Common Stock.

Activities taken by affiliates of the Company to purchase, directly or indirectly, public shares will increase the likelihood of approval of proposals made to our stockholders and may affect the market price of our securities.

Our principal stockholder, directors, officers, advisors or their affiliates may purchase shares in privately negotiated transactions following the consummation of the business combination. None of such stockholders, directors, officers, advisors or their affiliates may make any such purchases when such parties are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Although none of our principal stockholder, directors, officers, advisors or their affiliates currently anticipate paying any premium purchase price for such public shares, in the event such parties do, the payment of a premium may not be in the best interest of those stockholders not receiving any such additional consideration. There is no limit on the number of shares that could be acquired by the principal stockholder or our directors, officers, advisors or their affiliates, or the price such parties may pay.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our business, investments and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments, including non-U.S. governments. In particular, we are required to comply with certain SEC and other legal requirements, as well as laws and regulations regarding the manufacture of school buses. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business and results of operations.

We are currently a “controlled company” within the meaning of Nasdaq rules and, as a result, we qualify for, and may choose to rely on, exemptions from certain corporate governance requirements.

The Seller currently beneficially own more than 50% of the voting power of all of our outstanding capital stock. As a result, we are a “controlled company” within the meaning of the rules and corporate governance standards of Nasdaq. Under the Nasdaq rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain Nasdaq corporate governance requirements, including:

•	the requirement that a majority of our board of directors consists of independent directors;

•	the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors;

•	the requirement that we have a compensation committee that is composed entirely of independent directors; and

•	the requirement for an annual performance evaluation of the nominating/corporate governance and compensation committees.

Accordingly, if we qualify as a controlled company, we may elect to be treated as such and our stockholders will not be afforded the same protections generally as stockholders of other Nasdaq-listed companies for so long as the Seller controls more than 50% of our voting power and we rely upon such exemptions. The interests of our controlling stockholders may conflict with the interests of our other stockholders, and the concentration of voting power in such stockholders will limit our other stockholders’ ability to influence corporate matters.

We are a holding company and will conduct all of our operations through our subsidiaries.

We are a holding company and will derive all of our operating income from School Bus Holdings and its subsidiaries. Other than any cash we may retain, all of our assets will be held by our direct and indirect subsidiaries. We will rely on the earnings and cash flows of School Bus Holdings and its subsidiaries, which will be paid to us by our subsidiaries, if and only to the extent available, in the form of dividends and other payments or distributions, to meet our debt service obligations. The ability of our subsidiaries to pay dividends or make other payments or distributions to us will depend on their respective operating results and may be restricted by, among other things, the laws of their jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness (including our existing senior secured Credit Facility) and other agreements of our subsidiaries and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus and in the documents incorporated herein by reference. These forward-looking statements relate to expectations for future financial performance, business strategies and expectations for our business. Specifically, forward-looking statements may include statements relating to:

•	the benefits of the business combination;

•	the future financial performance of our company;

•	changes in the market for our products;

•	expansion plans and opportunities; and

•	other statements preceded by, followed by or that include the words “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•	the inability to maintain the listing of our Common Stock on Nasdaq;

•	the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of the combined business to grow and manage growth profitably;

•	costs related to the business combination;

•	changes in applicable laws or regulations;

•	the possibility that we may be adversely affected by other economic, business, and/or competitive factors; and

•	other risks and uncertainties indicated in this prospectus, including those under “Risk Factors.”

USE OF PROCEEDS

Issuance of Common Stock Underlying Warrants

We will receive the proceeds from the exercise of Warrants, but not from the sale of the underlying Common Stock. We intend to use any proceeds for working capital and general corporate purposes.

Resale of Common Stock, Placement Warrants and Series A Convertible Preferred Stock by Selling Security Holders

We will not receive any of the proceeds from the sale of Common Stock, Placement Warrants or Series A Convertible Preferred Stock by the selling security holders named herein. However, we will receive proceeds from the exercise of the Placement Warrants if they are exercised by the holder thereof. We intend to use any proceeds for working capital and general corporate purposes.

DETERMINATION OF OFFERING PRICE

Issuance of Common Stock Underlying Warrants

The offering price of the shares of Common Stock underlying the Warrants offered hereby is determined by reference to the exercise price of the Warrants of $5.75 per half share.

Resale of Common Stock, Placement Warrants and Series A Convertible Preferred Stock by Selling Security Holders

Our Common Stock and Warrants are quoted on Nasdaq under the symbols “BLBD,” and “BLBDW,” respectively. The actual offering price by the selling security holders of the shares of Common Stock and Placement Warrants covered by this prospectus will be determined by prevailing market prices at the time of sale, by private transactions negotiated by the selling security holders or as otherwise described in the section entitled “Plan of Distribution.”

Since the Series A Convertible Preferred Stock is not listed or quoted on any exchange or quotation system, there is no established trading market for our Series A Convertible Preferred Stock and no assurance that an active trading market for our Series A Convertible Preferred Stock will develop, or, if developed, that it will be sustained. In the absence of a trading market or an active trading market, investors may be unable to liquidate their investment or make any profit from the investment. The facts considered in determining the conversion price of the Series A Convertible Preferred Stock at the time of the PIPE Investment and Subsequent PIPE Investment were our financial condition and prospects and the general condition of the securities market. In determining the conversion price, management also considered such factors as the prospects, if any, for similar companies undertaking a business combination, anticipated results of operations, present financial resources and the likelihood of acceptance of the PIPE Investment and the Subsequent PIPE Investment. The conversion price bears no relationship to the book value, assets or earnings of our company or any other recognized criteria of value.

CLOSING PRICE OF SECURITIES AND DIVIDENDS

Our Common Stock and Warrants are currently quoted on Nasdaq under the symbols “BLBD” and “BLBDW,” respectively. Through February 24, 2015, our Common Stock, Warrants and Units were quoted under the symbols “HCAC,” “HCACW,” and “HCACU,” respectively. Upon the consummation of the business combination, we separated our Units, which were sold in Hennessy Capital’s initial public offering, into their component securities of one share of Common Stock and one Warrant, and the Units ceased public trading. There is no established trading market for the Series A Convertible Preferred Stock.

On April 27, 2015, the closing price of our Common Stock and Warrants was $11.91 and $1.39 respectively. Investors are urged to obtain more current price quotations prior to investing. As of April 27, 2015, there were 20,692,794 shares of Common Stock outstanding, held of record by 38 holders, and 500,000 shares of Series A Convertible Preferred Stock outstanding, held of record by three holders. In addition, 5,750,000 shares of Common Stock are issuable upon exercise of 11,500,000 Warrants, held of record by 28 holders as of April 27, 2015. The number of record holders of our Common Stock, Series A Convertible Preferred Stock and Warrants does not include DTC participants or beneficial owners holding shares through nominee names.

Dividend Policy

We have not paid any dividends on the Common Stock to date. It is our present intention to retain any earnings for use in our business operations and, accordingly we do not anticipate the board of directors declaring any dividends in the foreseeable future on our Common Stock. In addition, certain of our loan agreements restrict the payment of dividends and the terms of our Series A Convertible Preferred Stock may from time to time prevent us from paying cash dividends on our Common Stock.

Holders of the Series A Convertible Preferred Stock are entitled to receive, when, as and if declared by our board of directors, cumulative dividends at the rate of 7.625% per annum (the dividend rate) on the $100 liquidation preference per share of the Series A Convertible Preferred Stock, payable quarterly in arrears on each dividend payment date. Dividends are paid in cash or, at our option, in additional shares of Series A Convertible Preferred Stock, Common Stock or a combination thereof. For more information, see “Description of Capital Stock—Series A Convertible Preferred Stock.”

RATIO OF EARNINGS TO FIXED CHARGES

Prior to February 24, 2015, Hennessy Capital was a special purpose acquisition company with no fixed charges and with losses from inception. A calculation of Hennessy Capital’s historical ratio of earnings to fixed charges is not meaningful. We are providing a supplemental calculation for School Bus Holdings, which Hennessy Capital acquired on February 24, 2015.

The following table sets forth the historical ratio of School Bus Holdings’ earnings to its fixed charges for the periods indicated:

Year Ended
	Three Months Ended January 3, 2015		September 27, 2014	September 28, 2013	September 29, 2012
Ratio of earnings to fixed charges*	*	*	2.7x	9.4x	*	*

*	The ratio of earnings to fixed charges is computed by dividing income before income taxes plus fixed charges by fixed charges. “Fixed charges” represent interest expensed and capitalized, and amortization of deferred financing costs and accretion of debt discount. Fixed charges include the portion of rental expense that management believes is representative of the interest component.

**	The ratio of earnings to fixed charges for this period was less than 1.0x.

BUSINESS

The following description of our business describes the business historically operated by School Bus Holdings and its subsidiaries under the “Blue Bird” name as an independent enterprise prior to the business combination and as subsidiaries of Blue Bird Corporation (formerly Hennessy Capital Acquisition Corp.) after the business combination.

Overview

We are the leading independent designer and manufacturer of school buses, with more than 550,000 buses sold since our formation in 1927 and approximately 180,000 buses in operation today. Our longevity and reputation in the school bus industry have made us an iconic American brand. We distinguish our company from our principal competitors by dedicating our focus to the design, engineering, manufacture and sale of school buses and related parts. As the only principal manufacturer of chassis and body production specifically designed for school bus applications, we are recognized as an industry leader for school bus innovation, safety, product quality/reliability/durability, operating costs and drivability. In addition, we are the market leader in alternative fuel applications with our propane-powered and CNG-powered school buses. We have sold approximately six times more propane and CNG-powered school buses than all of our competitors combined over the period from fiscal 2010 through fiscal 2014.

We sell our buses and aftermarket parts through an extensive network of 49 United States and Canadian dealers that, in their territories, are exclusive to our company on Type C and D school buses. We also sell directly to major fleet operators, the United States government, state governments and authorized dealers in a number of foreign countries.

We are led by a highly experienced management team that has transformed our business over the past five years. From fiscal 2010, when our current management team joined School Bus Holdings, through fiscal 2014, we have:

•	increased market share by approximately 7-8 percentage points to approximately 30-31 percent;

•	grew unit sales by 41 percent while the United States and Canadian school bus industry grew by five percent;

•	reduced warranty claims by 39 percent; and

•	reduced the monthly production break-even level, calculated on the basis of Adjusted EBITDA, from approximately 400 units to 315 units.

The following table demonstrates the trajectory of growth of the United States and Canadian school bus industry and School Bus Holdings’ consolidated unit sale and market share growth over the periods presented:

(in millions, except percentages)	Fiscal 2014 (3)	Fiscal 2013	Fiscal 2012	Fiscal 2011	Fiscal 2010
United States and Canadian school bus industry (units) (1)	28,360- 29,000	26,722	24,810	23,822	26,980
Unit sales of buses by School Bus Holdings	9,604	8,654	6,882	6,525	6,827
Market share of United States and Canadian school bus industry (2)	30-31%	30%	27%	26%	23%

(1)	Source: R.L. Polk U.S. Data
(2)	Excludes GSA and export buses, which are included in the Blue Bird unit sales of buses in the line above.
(3)	Industry unit sales and market share reflect estimated ranges based upon our management’s forecast model, which takes into account R.L. Polk vehicle registration data, population of school age children forecasts from the National Center for Education Statistics and bus ridership data collected and published by an industry magazine (School Transportation News).

Performance Drivers

Our performance has been driven by the implementation of repeatable processes focused on product initiatives, continuous improvement of competitiveness and manufacturing flexibility, and new market initiatives, as described below:

•	Product initiatives include the introduction of the second generation propane-powered powertrain through an exclusive relationship with Ford Motor Company and ROUSH CleanTech, and the introduction of differentiating features such as our new E-Z window design, telematics and re-designed luggage boxes.

•	Increased cost competitiveness arises from the consolidation of assembly operations from two plants into one, while increasing production at the Fort Valley assembly plant from 23 units per day to 45 units per day, and increasing overall capacity by 25 percent, the reduction of the number of bus architectures from eight to three and the implementation of long-term supply contracts (addressing both component price and supply) covering over 85% of the value of our purchases from suppliers including long-term agreements with our major single-source suppliers.

•	New marketing initiatives include a data driven market plan for the replacement of under-performing dealers through rigorous data-driven processes, an expansion of export markets and the introduction of a comprehensive electronic parts catalog across a broad number of service points.

We design, engineer, manufacture and sell three types of school buses (Type C, Type D and specialty buses), as well as aftermarket parts. Each of our Type C and Type D buses is manufactured and assembled on its own dedicated purpose-built chassis in Fort Valley, Georgia. Regardless of specifications, all school bus bodies that we manufacture include our signature 14-gauge one piece steel bows roof system, complemented by a rugged and sturdy floor structure. The Blue Bird Micro Bird by Girardin Type A bus is produced through Micro Bird Holdings, Inc., an unconsolidated Canadian joint venture with Groupe Autobus Giradin LTEE (“Micro Bird”), and is sold through our dealer network.

As a result of the concentration of our sales in the school bus industry in the United States and Canada, our operations are affected by national, state and local economic and political factors that impact spending for public and, to a lesser extent, private education. However, unlike the discretionary portion of school budgets, the provision of school bus services is typically viewed as a mandatory part of the public infrastructure across the majority of the United States and Canada ensuring that funding for new buses receives some level of priority even in a difficult economic climate.

Our Industry

The school bus serves a critical role in the United States and Canadian education systems. It provides peace of mind to parents and administrators as the safest, most reliable and most efficient transportation solution for students. According to School Transportation News, nearly 50 percent of the U.S. student population rides a school bus, and our management believes that the majority of those students ride Type C or D models. The United States and Canadian fleet of approximately 540,000 Type C/D school buses transports 26 million children daily. School buses are distinguished from other types of buses by design characteristics associated with increased safety as mandated by federal, state and municipal regulations.

As illustrated in the chart below, the United States and Canadian school bus industry has averaged approximately 30,550 units annually between 1985 and 2014, with peaks in 2001 (37,641 units) and 2007 (34,882 units).

Source: Historical registration data are based on R.L. Polk vehicle registration data, and the estimated 2014-2016 periods are based on our management’s forecast model, which takes into account R.L. Polk vehicle registration data, population of school age children forecasts from the National Center for Education Statistics and bus ridership data collected and published by an industry magazine (School Transportation News).

The low point of the industry in this same period occurred in 2011 at 23,822 units and was the result of the decline in the United States economy and, in particular, the collapse in the housing market in 2008 and 2009. Property tax receipts were impacted in the 2010 and 2011 period as a result of the substantial dislocation in the United States economy in general and housing market in particular preceding and during that period.

The school bus industry is currently in the early stages of recovery, supported by positive demographic trends. Our management believes, based on our industry forecast model developed using R.L. Polk school bus registration data and considering population changes of school age children, that Type C and Type D school bus registrations are expected to grow to a projected level of approximately 30,500 units in 2016. Our management believes that there will be a continued recovery for the school bus industry. We believe that (i) the industry is operating well below its historical long-term average of approximately 30,550 unit sales per year, (ii) school bus retirements in the 2010 through 2012 period were approximately double the average annual retirement rate of 20,000 units, (iii) there are approximately 150,000 buses in the United States fleet that have been in service for 15 or more years and (iv) the population of school age children is growing in several key states.

Local property and municipal tax receipts are key drivers of school district transportation budgets. Budgets for school bus purchases are directly related to property tax receipts, which are projected to continue a recovery that began in 2012, after significant reductions in 2010 and 2011. According to one organization — CoreLogic, Haver Analytics and Macroeconomic Advisers — United States housing prices have increased 8.0% annually since 2011 and are projected to continue to rise through 2023. The forecasted continued appreciation in housing prices is expected to have a positive effect on property tax receipts going forward and school transportation budgets are expected to directly benefit from increasing municipal spending budgets. We believe that incremental demand may be achieved as a result of (i) the average age of a school bus in service (approximately 12 years) and (ii) anticipated increased ridership and students during the period from 2013 to 2018. Based on information from the National Center of Education Studies, we expect total student enrollment in the United States to increase at a compound annual growth rate of 0.3% from 2011 through 2016. Sales of alternative fuel-powered buses are expected to rise with end-customers increasingly focused on green technology initiatives as well as cost savings achievable from alternative fuels over the useful life of a bus.

There is no published independent forecast of the United States and Canadian school bus industry. Our management has developed a forecasting model using R.L. Polk vehicle registration data, population of school age children forecasts from the National Center for Education Statistics and bus ridership data collected and published by an industry magazine (School Transportation News). Our management utilizes this internally developed model to assess historical experience and to predict demand for school buses in future periods. This model is also the source for all forward-looking market information provided with respect to the United States and Canadian school bus industry in this prospectus. The ability to purchase new buses to fulfill predicted demand, however, is based on the assumption that funds will be available through property taxes and other state sources. Should there be a significant downturn in property tax collections or in the availability of funds from other state sources, growth in the school bus industry could flatten or decline.

We are dedicated to meaningful innovation, which has been a key factor enabling our market share growth from fiscal 2010 to fiscal 2014 to outpace industry growth. Our outlook with respect to future performance is derived principally from our outlook regarding economic conditions in our markets. In the near term, we expect:

•	continuing growth in home values, resulting in increased property tax receipts and additional funding for school districts to purchase new buses;

•	continued growth in the school age population (based on actual births, as opposed to demographic trends), driving incremental demand;

•	relatively stable purchases by the United States government and state governments; and

•	continued modest growth of exports.

Our Competitive Strengths

We believe that our competitive strengths are derived from the following factors:

Reputation for safety, product quality/reliability/durability, operating costs and drivability. Our longevity and reputation in the school bus industry have made us an iconic American brand. Based on a recent Freedonia market study commissioned by us, we outperform our competitors in four out of five key vendor criteria, including safety, product quality/reliability/durability, operating costs and drivability. We are the only principal manufacturer with chassis and body production specifically designed for school bus applications and the only school bus company to offer compliance with industry recognized safety tests—Altoona Testing, Colorado Rack Test and the Kentucky Pole Test—as a standard specification across our entire product line.

Alternative fuel leadership. We are the market leader in alternative fuel-powered buses, having sold approximately six times more propane and CNG-powered school buses than all of our competitors combined over the period from fiscal 2010 through fiscal 2014. We are the leading manufacturer of Type C propane-powered school buses. The industry focus on total cost of ownership and fuel savings of alternative fuel buses suggests that demand for alternative fuel buses will continue to outgrow the broader industry.

Innovative product leadership. We have consistently led the school bus industry with innovative product leadership through several industry firsts, including the first Type D CNG school bus, the first all-electric school bus, the first unique school bus chassis and the first OEM-manufactured propane bus. During fiscal 2014, we improved our propane-powered bus by developing a larger fuel tank to provide extended range. We also offer an OEM-installed telematics pre-wiring solution through Blue Bird Connect. Blue Bird Connect, offered through an exclusive partnership with Synovia Solutions, allows customers to monitor fleet-wide statistics and performance metrics.

Strong distribution model. We have built an extensive, experienced network of 49 dealers to distribute our buses across the United States and Canada and during recent years have significantly enhanced our relationships with large fleet operators. Our dealers have an average tenure of more than 20 years with us and do not sell competing Type C or D school bus products in the areas assigned to them by us. In total, our management believes that as of the end of fiscal 2014, 73 percent of our dealers sold only Blue Bird school buses, while 27 percent also sold other commercial vehicles (non-school bus) such as heavy machinery. As of the end of fiscal 2014, our top 10 dealers averaged approximately 37 percent market share in their respective geographic markets, many of which are well positioned in high enrollment growth states in the western and southern parts of the United States.

Highly-skilled and committed workforce. We benefit from a highly-skilled, committed hourly workforce of approximately 1,375 people (full-time and part- time) that support our customized assembly operations at our 900,000 square foot integrated chassis manufacturing and body assembly facility and 340,000 square foot component fabrication facility. Our employees, who are not unionized, are trained to maximize production efficiency by following customized processes developed by us. As of the end of fiscal 2014, the average tenure of service of full-time hourly employees was approximately 14 years, facilitating the workforce’s ability to address the more than 3,000 different bus configurations. Our use of a seasonal recurring workforce provides flexibility and enables us to scale our workforce to meet demand and accommodate manufacturing seasonality.

Strong management team. We are led by a highly experienced and committed management team with an established track record in the United States and Canadian school bus industry. As of the end of fiscal 2014, key members of the management team had an average of 34 years of experience in the transportation industry. The current management team has led Blue Bird through a substantial transformation of our organization and a rationalization of our operating processes that have enabled us to expand market share substantially during a period of relatively low industry volumes and to position our company to take advantage of favorable industry growth dynamics.

Growth Strategies

Our growth reflects the following strategies:

Continuous Product Enhancements—We are focused on continuous innovation in our existing Type C and Type D products. In particular, we intend to maintain leadership in cost and fuel efficient alternatives to the traditional diesel powertrain. These plans include continuing to collaborate with both Ford and Roush CleanTech to maintain our leadership position in propane-fueled school buses. In addition, we recently launched the first industry OEM-installed telematics and telematics pre-wiring through Blue Bird Connect.

Continued Dealer Network Improvements—We plan to continue to selectively improve our representation in critical market areas. This work includes providing existing dealers with enhanced marketing tools to grow their business, potential replacement of dealers who may decide to move into other business areas and development of in-depth analysis of the needs of key school districts. Additionally, we are working with dealers to expand the business model of authorized service centers.

Margin Expansion—We have significantly improved production efficiencies since fiscal 2010, improving labor productivity by 20 points (with 100% representing standard hours per unit), reducing overhead on a per unit basis, targeting improvements in the use and control of bulk materials and reducing obsolescence. We expect to continue to support these initiatives by ongoing actions to reduce complexity and improve designs. We will also seek to grow our share of the school bus option market (i.e., the market for “extras” to be offered to school districts that wish to purchase more than the standard school bus) with initial emphasis on factory-installed air conditioning and telematics.

Market Expansion—We expect to continue to seek opportunities to develop new market initiatives to expand product offerings in the United States and Canadian school bus market and export markets. We recently expanded our distribution to include Colombia, given the value proposition of our new Sigma transit bus. We regularly monitor similar opportunities in Central and South America and in the Middle East, as well as other large international markets that are standardizing school bus transportation infrastructure.

Our Products

The Blue Bird Vision Type C bus was introduced in 2003 with a new chassis specifically designed for school bus use and is offered in diesel- and propane-powered engines. The Blue Bird All American Type D bus was introduced in 1948 and was the first-produced transit-style school bus in the market. The All American is offered in both front- and rear-engine configurations and with diesel- and CNG-powered engines. The Blue Bird Micro Bird by Girardin Type A bus is produced through Micro Bird, and is sold through our dealer network.

School buses are typically powered by diesel engines. However, in 2007, we introduced the first propane-powered Type C bus. Propane is currently the fastest growing powertrain offering in the school bus market. We are the market leader in alternative-fuel powered school buses (propane and CNG), having sold approximately six times more propane and CNG-powered school buses than all of our competitors combined from fiscal 2010 through fiscal 2014. We were, until recently, the only manufacturer of propane-powered Type C buses for school districts. Thomas Bus commenced selling small quantities of propane-powered buses in May, 2014 (eleven units) and IC Bus announced in September 2014 that it would commence selling propane-powered school buses in the summer of 2015. Our management believes that the growth of the propane share of total school bus sales will accelerate further with the entrance of Thomas Bus and IC Bus into this market. Although propane-powered buses require some dedicated infrastructure and are approximately 10% more expensive on a per unit basis than diesel, they are significantly less expensive to operate, with costs of approximately $0.20 per mile less than diesel buses. Over the lifetime of a school bus, the fuel cost savings and lower maintenance costs from the use of propane are expected to be substantial. In addition, propane-powered buses are aligned with the increased national focus on green technologies and the environment as they generate significantly less emissions than diesel buses, and domestically sourced propane gas reduces dependence on foreign sources of oil. Of the 9,604 buses sold by us in fiscal 2014, 1,476 buses were powered by propane.

We are also the leading manufacturer of Type D school buses fueled by CNG. In the school bus industry, CNG is a niche product that is attractive to customers in certain markets that contain existing refueling infrastructure and grants for clean air initiatives. CNG requires a significantly higher upfront refueling infrastructure investment as compared to propane.

In fiscal 2014, we sold 9,604 Type C/D buses, including 9,005 school buses, 159 export buses and 440 GSA buses. Our Type C school bus accounted for 74% of unit sales and our Type D school bus accounted for 19% of unit sales. GSA and export buses, which can be ordered on either the Type C or Type D chassis, accounted for the remaining 7% of unit sales. The following diagrams reflect this mix:

Our product offerings are summarized below.

Our Dealer Network

During our 2014 fiscal year, we sold approximately 88% of our vehicles through our United States and Canadian dealer network, currently consisting of 49 dealers that, in their territories, are exclusive to us on Type C and D school buses. All of the school buses sold in the United States and Canada through our dealer network are purchased by school districts and small and medium contractors that provide services to school districts on a fee basis. Bus purchases and the fees paid to small and medium contractors are funded through local school budgets. Purchases of school buses are typically made through a bid process at the district or state level, with dealers coordinating this process. Dealers develop collaborative relationships with school districts, district transportation directors and key officials in their states. As of the end of fiscal 2014, our average dealer had worked with us for approximately 24 years, sold approximately 165 school buses in fiscal 2014 and interfaced with approximately 265 school districts.

Like us, our dealers are focused on selling school buses and providing their customers with greater service and attention than is achievable from their competitors. In contrast, our competitors have dealers that often sell and service higher price-point commercial vehicles, reflecting the diversified interests of the parent entities of our principal competitors.

Our dealers have access to financing through Blue Bird Capital Services (“BBCS”), a private label captive financing product maintained by an independent third party, De Lage Landen, a member of the Rabobank Group. We do not assume any balance sheet risk with respect to this type of financing and do not receive any direct economic benefit from BBCS. During fiscal 2014, BBCS provided approximately $465 million of financing for 30 dealers and provided vehicle lease financing to school districts.

Other Distribution Channels

Fleet Operators. We also sell school buses directly to three large fleets (First Student, National Express Corporation and Student Transportation) that span multiple dealer geographies and are managed internally by our Director of Sales, National Accounts. These large private fleet providers procure, maintain and manage student transportation logistics and vary in size from 10,000 to over 50,000 buses. For fiscal 2014, fleet sales to the three largest fleets accounted for approximately 5% of our total Type C and D industry school bus sales. Our propane-powered bus now provides fleets with lower operating costs. As a result, we have increased our share of sales to the largest national fleet contractors.

Export Dealers. We recently appointed an export dealer in Bogota, Colombia to supply buses to key operators in that city. We regularly monitor similar opportunities, as well as other large international markets that are standardizing school bus transportation infrastructure. The Blue Bird Sigma Forward Engine chassis is specifically designed for global transit applications. As a dedicated transit bus, the Sigma is designed to navigate through densely populated areas with heavy traffic and demanding road conditions. The Sigma offers capacities of up to 89 passengers, demonstrated fuel economy, and proven engine emissions technology available to meet the latest Euro III or Euro V standards.

U.S. Government; Other Specialty Sales. We also sell buses through our United States General Services Administration (“GSA”) contract, an expedited procurement procedure designed to meet the bus needs of customers authorized to purchase through the GSA contracting offices, including the U.S. Air Force, U.S. Army, U.S.D.A., Homeland Security and the U.S. Department of Agriculture. This full line of bus models is configured for adult or school bus use. In addition to the base GSA specification, we offer several additional configurations to provide a wide range of passenger capacities and optional features. We further offer a full line of activity bus and Multi-Function School Activity Bus (“MFSAB”) products. With varying vehicle sizes, capacities, fuel choices, and engine types, our bus options enable our customers to tailor their transportation solutions to their specific needs—be it transporting a church congregation or shuttling workers to job sites.

Manufacturing

Our order and production process is disciplined. Our management believes that continuous improvement in the process is a key to ongoing success. We do not build buses without a firm order from a customer or dealer and therefore we hold minor levels of finished goods inventory. Orders are firm 10 weeks prior to production, allowing for scheduling of parts into the plant in a way that is designed to minimize raw material inventory and maximize efficiency on a cash flow basis. This process also allows for orderly management of daily production rates and labor.

We have two facilities in Fort Valley, Georgia. Our integrated chassis manufacturing and body assembly plant occupies approximately 900,000 square feet of manufacturing space and employs approximately 1,450 people. The plant has two chassis assembly lines (for Type C, Type D and specialty buses), a single body line that assembles the bus body and attaches it to the chassis and a paint shop. We have a well-trained, highly skilled workforce able to deal with the complexities of bus assembly and the fact that it is rare for two buses to be on the line at the same time with identical specifications. The level of complexity and relatively small volume results in low levels of automation in the plant when compared to the capital intensive plants in the automotive industry.

The fabrication plant is approximately 340,000 square feet, employs about 150 people and makes parts for all of the buses that we assemble, including roof bows and numerous structural components that are integral to the bus, using press, roll-forming, laser cutting and computer numerical control (CNC) machinery processes. The facility is organized into process-based work areas and has a high degree of flexibility, with quick change-over times to facilitate the multiple bus configurations that are demanded by customers.

Aftermarket Parts

We maintain a parts distribution center in Delaware, Ohio that fills demand for our company and generic parts. Additional demand for aftermarket parts is fulfilled by drop ship and direct sales. To fulfill demand for parts that are not maintained at the distribution center, we are linked to approximately 35 suppliers that ship directly to dealers and independent service centers.

Our 49 dealers have 250 aftermarket parts and service locations across the United States and Canada to complement their franchises. Field service engineers provide technical support to our dealer network. As of the end of fiscal 2014, service engineers had an average of 25 years of experience with our company and are strategically placed throughout the United States and Canada to better serve both dealers and end-customers. The network leverages our parts inventory, technical training and online warranty network to address customer service needs.

We implemented a number of improvements to our aftermarket parts distribution in 2013, starting with the hiring of a seasoned industry executive to lead our initiatives. As a result, we are seeking to improve the competitiveness of our parts offering and to help our dealers leverage the 250 dealer-appointed service points through dealer and technician training. We recently reestablished our Dealer Parts Advisory Council, providing a forum for us and our dealers to address open issues. We believe that through direct sales to the 250 dealer-appointed service points, an increased focus on best practice deployment, the use of an electronic parts catalog, increased merchandising of high volume parts and potential marketing to end-customers, we are well-positioned to grow our parts business.

Suppliers

We purchase our engine and transmission components on a single-source basis from major OEM manufacturers with sophisticated engineering, production and logistics capabilities, as reflected in the table below:

Component	OEM Supplier
Diesel engines	Cummins Inc.

Diesel emissions kits	Cummins Inc.

Propane engines and transmissions	Ford Motor Company

Diesel transmissions	Allison Transmission

Propane kits	ROUSH CleanTech (exclusive to Blue Bird on Type C and D school buses)

Since fiscal 2011, our purchasing department has improved our purchasing processes by rationalizing the supplier base (reducing the supplier base by approximately one-third) and by implementing improved control processes. We regularly perform supplier audits and, when necessary, will meet with underperforming suppliers in order to enhance performance. As of September 30, 2014, we had in place long-term supply contracts (addressing both component price and supply) covering over 85% of the value of our purchases from suppliers, including long-term agreements with our major single-source suppliers.

Based on our experience to date and our relationships with our suppliers, we do not expect to be subject to sustained shortages on any material components, whether or not single-sourced.

Competition

The school bus industry is highly competitive. Our two principal competitors are Thomas Bus and IC Bus. Thomas Bus is a subsidiary of Daimler Trucks North America and IC Bus is a subsidiary of Navistar

International. We believe that it is a significant competitive advantage that our sole focus is on designing, engineering, manufacturing and selling school buses, while our principal competitors are units of much larger diversified companies that do not have the same singular focus on school buses. This enables us to demonstrate to our dealers and our ultimate customers that we are dedicated to finding solutions that continually enhance our school bus products, and also assures that all components of our manufacturing process are designed solely for the manufacture of school buses. Unlike Thomas Bus and IC Bus, which have opted to build their buses by modifying existing truck chassis, we have developed a purpose-built solution that meets market requirements.

We compete primarily on the basis of price, product diversification, school bus innovation, safety, quality, durability and drivability of our products and the scope and strength of our dealer network. As our principal competitors are parts of diversified companies, our competitors may have greater access to financial capital, human resources and business opportunities. Such access, in turn, may be used by such companies to compete with us and others in an industry in which barriers to entry are high, given the significant initial capital investment, tenured relationships with end-users, stringent regulatory and safety requirements (on a state-by-state, district by district, basis), the need to develop an extensive distribution channel and the importance of technological and manufacturing know how.

Segment Overview

We manage our business in two operating segments, which are also our reportable segments: (i) the Bus segment, which involves the design, engineering, manufacture and sales of school buses and extended warranties; and (ii) the Parts segment, which includes the sales of replacement bus parts. Financial information is reported on the basis that it is used internally by the chief operating decision maker in evaluating segment performance and deciding how to allocate resources to segments. Our Chief Executive Officer has been identified as the chief operating decision maker. Our management evaluates the segments based primarily upon revenues and gross profit.

Facilities

We operate a fabrication plant and an integrated chassis manufacturing and body assembly plant in Fort Valley, Georgia, where we manufacture components and assemble Type C, Type D and specialty buses. We also operate a parts distribution center located in Delaware, Ohio. We own our facilities in Fort Valley, Georgia (approximately 1.2 million square feet) and lease our facility in Delaware, Ohio (approximately 0.2 million square feet). Our Micro Bird joint venture leases its facility (0.1 million square feet) in Drummondville, Quebec.

Intellectual Property and Technology

We seek trademark protection in the United States and outside of the United States where available and when appropriate. Among other trademarks, we have registered trademark rights in the principal names and designs used by us and Micro Bird in the United States, Canada and elsewhere. We use these registered marks in connection with all aspects of our branding. However, we also rely on a number of significant unregistered trademarks and other unregistered intellectual property in the day-to-day operation of our business. Without the protections afforded by registration, our ability to protect and use our trademarks and other unregistered intellectual property may be limited and could negatively affect our business.

In addition to trademarks, we rely heavily on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our product designs, manufacturing processes and cost containment steps are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, suppliers and other commercial partners. These agreements are designed to protect our proprietary information. We also seek to preserve the integrity and confidentiality of our data, designs and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our suppliers or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how.

History

Formed in 1927 by Albert Luce, a Ford dealer based in Central Georgia, our school bus business was owned by the Luce family until 1992 when it was sold to Merrill Lynch. Our business was subsequently owned by Henlys Group, Volvo A.B. and a consortium of Henlys Group creditors before our business was the subject of a pre-packaged bankruptcy in 2006. After our business emerged from bankruptcy in 2006, our business was acquired by the Seller, an entity majority owned by funds affiliated with Cerberus Capital Management. In 2007, we divested our non-school bus product offerings and launched our first generation propane-powered bus. In 2009, we established our Canadian Micro Bird joint venture and relocated our aftermarket parts distribution center to Ohio. In 2010, our current senior management team joined our company. That team acted quickly to close a plant in Lafayette, Georgia and consolidate all large bus (Type C and Type D) production in our Fort Valley, Georgia facilities. Since that time, our management has focused its efforts on cost, quality and supply chain improvements, as well as the launch of our second generation propane-powered bus, an enhanced transit bus and other product offerings.

On February 24, 2015, Hennessy Capital consummated the previously announced business combination pursuant to which Hennessy Capital acquired all of the outstanding capital stock of School Bus Holdings from the Seller in accordance with a purchase agreement executed in September 2014 and amended on two occasions in February 2015 (as so amended, the “Purchase Agreement”). Pursuant to the Purchase Agreement, the total purchase price was paid in a combination of cash ($100 million) and in shares of Hennessy Capital’s Common Stock (12,000,000 shares valued at a total of $120 million). In connection with the closing of the business combination, Hennessy Capital changed its name to Blue Bird Corporation.

Government Regulation

Our products must satisfy various legal, environmental, health and safety requirements at federal, state and municipal levels. Compliance with such requirements adds to the costs that must be incurred in order to manufacture a school bus. Failure to comply with such requirements could lead to substantial additional regulatory costs.

At the federal level, “FMVSS,” or federal motor vehicle safety standards, govern the safety of all motor vehicles sold for use in the United States. More than half of the FMVSS regulations apply to school buses. For example, federal regulations require school buses to be painted “school bus yellow” and to be equipped with specific warning and safety devices. School buses are also built with the body on top of chassis frame rails. This so-called “high floor” construction moves the passenger compartment above the typical automotive “crash zone” and therefore provides an added measure of safety should a collision occur. Steel rollover cages and heavy duty bumpers are designed to provide incremental protection, in contrast with standard transit buses with “low floor” construction that offer lower curb height access with limited or no steel reinforcement.

After a school bus is sold, regulation of the operation of the school bus becomes the responsibility of the states. Today, each state has its own rules and regulations pertaining to the manufacture, design, operation and safety of the school buses operated in their jurisdictions. As a result, we cannot manufacture to a single set of specifications, but rather must assure that each bus that is manufactured conforms to the specifications of the particular jurisdiction in which it will be operated.

We must also consider the rules and regulations of foreign jurisdictions. In Canada, where our Micro Bird joint venture operates, school buses are governed by the Canadian Motor Vehicle Safety Regulations. These regulations are patterned after the FMVSS regulations, although differences do exist between the two regulatory systems.

Seasonality

Our business is highly seasonal. Most school districts seek to buy their new school buses so that they will be available for use on the first day of the school year, typically in late August or early September. As a result, our two busiest quarters are our third and fourth fiscal quarters, the latter ending on the Saturday closest to September 30. Our quarterly results of operations, cash flows, and liquidity are likely to be impacted by these seasonal practices. For example, our revenues are typically highest in our third and fourth fiscal quarters. Working capital, on the other hand, is typically a significant use of cash during the first fiscal quarter of the fiscal year and a significant source of cash generation in the fourth fiscal quarter. We typically conduct planned shutdowns during our first fiscal quarter.

Environmental Matters

We are subject to various federal, state and local laws and regulations governing the protection of the environment and health and safety, including those regulating the following: soil, surface water, and groundwater contamination; the generation, storage, handling, use, disposal, and transportation of hazardous materials; the emission and discharge of materials, including greenhouse gases (“GHGs”) into the environment; and the health and safety of our employees. We are also required to obtain environmental permits from governmental authorities for certain operations. We have taken various steps to comply with these numerous and sometimes complex laws, regulations, and permits. Compliance with environmental requirements has not had a material impact on our capital expenditures, earnings, or competitive position. We have made, and will continue to make, capital and other expenditures pursuant to such requirements. If we violate or fail to comply with these requirements, we could be subject to fines, penalties, enforcement actions or lawsuits.

Environmental laws, regulations, and permits, and the enforcement thereof, change frequently and have become more stringent over time. Among other things, more rigorous GHG emission requirements are in various stages of development. For example, the United States Environmental Protection Agency (“U.S. EPA”) has promulgated the GHG Reporting Rule, which requires reporting of GHG data and other relevant information from large sources and suppliers in the United States and the GHG Tailoring Rule, which requires certain facilities with significant GHG emissions to obtain emissions permits under the authority of the Clean Air Act (typically limited to only the largest stationary sources of GHGs). The United States Congress has also considered imposing additional restrictions on GHG emissions. Any additional regulation of GHG emissions by either the United States Congress and/or the U.S. EPA could include a cap-and-trade system, technology mandate, emissions tax, reporting requirement, or other program, and could subject us to significant costs, including those relating to emission credits, pollution control equipment, monitoring, and reporting, as well as increased energy and raw material prices.

For additional information regarding potential remediation at Blue Bird’s Fort Valley, Georgia facility, see “Risk Factors—Risk Factors Relating to Our Business and Industry—Environmental obligations and liabilities could have a negative impact on our financial condition, cash flows and profitability”.

Legal Proceedings

We are engaged in legal proceedings in the ordinary course of our business. Although no assurances can be given about the final outcome of pending legal proceedings, at the present time our management does not believe that the resolution or outcome of any of our pending legal proceedings will have a material adverse effect on our financial condition, liquidity or results of operations.

Employees

As of March 1, 2015, we employed 1,723 employees, consisting of 1,446 full-time and part-time hourly and 277 salaried employees. Our workforce is non-union. We believe that our relationships with our employees is good.

Blue Bird’s Canadian joint venture employs approximately 250 unionized workers.

MANAGEMENT

Directors and Executive Officers

Our current directors and executive officers are set forth below. With the exception of Mr. Hennessy, each person named below assumed the positions with the Company set forth below on either February 23, 2015 or February 24, 2015, in all cases (except Mr. Hennessy) in connection with the business combination.

Name	Age*	Position
Phil Horlock	58	President and Chief Executive Officer, Director
John Kwapis	50	Chief Operating Officer
Phil Tighe	61	Chief Financial Officer
Dale Wendell	64	Chief Commercial Officer
Mike McCurdy	55	Vice President of Human Resources/External Affairs
Paul Yousif	40	Vice President of Legal Affairs/Corporate Treasurer/Corporate Secretary
Gurminder S. Bedi	67	Director
Dennis Donovan	65	Director
Chan Galbato	51	Director, Chairman
Adam Gray	49	Director
Daniel J. Hennessy	57	Director, Vice Chairman
Dev Kapadia	43	Director
James Marcotuli	55	Director
Alan H. Schumacher	68	Director

*	As of March 16, 2015.

Phil Horlock has been School Bus Holdings’ President and CEO since April 2011. Prior to this appointment, Mr. Horlock served as School Bus Holdings’ CFO and Chief Administrative Officer, starting in January 2010. Before joining School Bus Holdings, Mr. Horlock spent over 30 years with Ford Motor Company, where he held senior executive positions in Finance and Operations worldwide. His last three positions with Ford were Chairman & CEO of Ford Motor Land Development, Controller of Corporate Finance, and CFO Ford Asia Pacific & Africa. While at Ford, Mr. Horlock served on the Advisory Board of Mazda Motor Corporation and is currently a director on the Board of LoJack Corporation (NASDAQ: LOJN). Mr. Horlock holds a Bachelor of Science in Psychology and Mathematics from Sheffield University in England. He also completed the Ford Executive Development Program (Capstone) through the University of Michigan. Mr. Horlock has been selected to serve on our board of directors because of his automotive and school bus industry experience and the results that he has achieved with School Bus Holdings during his tenure.

John Kwapis was appointed School Bus Holdings’ Chief Operating Officer in January 2011. He joined School Bus Holdings as Senior Vice President of Operational Excellence in May 2010. Immediately prior to joining School Bus Holdings, Mr. Kwapis was Director of Manufacturing and Supply Chain of Fisker Automotive, Inc. from 2008 to 2010 and Chief Technology Officer, Vice President and General Manager of Invensys Controls (a provider of automation and information technologies) from 2006 to 2008. Prior to these appointments, Mr. Kwapis held various executive positions at Johnson Controls and Accenture. During his career, Mr. Kwapis has held positions in manufacturing, supply chain, engineering, sales & marketing and business development. Mr. Kwapis holds a Bachelor of Science in Mechanical Engineering from Michigan State University.

Phil Tighe has been School Bus Holdings’ Chief Financial Officer since March 2012. Before joining School Bus Holdings, Mr. Tighe worked for the Ford Motor Company for 36 years, holding a variety of positions that included financial control and strategic planning, both domestically and internationally, and has been stationed in North America, South America, Asia and Europe. Immediately prior to joining School Bus Holdings, Mr. Tighe was based in Shanghai with Ford where he was Executive Director of Strategy and Business Planning from 2006 to 2011. His prior positions included Vice President, Finance and Planning Ford Asia Pacific & Africa, CFO

Ford Mexico, CFO Mazda Europe and CFO Ford Venezuela. Mr. Tighe received his Bachelor of Commerce from the University of Melbourne and his MBA from the Royal Melbourne Institute of Technology in Australia.

Dale Wendell was appointed School Bus Holdings’ Chief Commercial Officer in February 2014. Prior to this appointment, Mr. Wendell was School Bus Holdings’ Senior Vice President of Global Sales and Marketing from July 2011. Immediately prior to joining School Bus Holdings, Mr. Wendell worked as a consultant for School Bus Holdings, Automotive Broadcasting Network and Cox Enterprises from 2006 to 2011 and was Vice President of Sales and Marketing of Forest Health (a personal health company) from 2003 to 2005. Prior to this, Mr. Wendell worked for the Ford Motor Company for 28 years where he held several executive sales and marketing positions, including Vice President of Sales for the Lincoln Mercury Division and Executive Director of Global Export Operations. Mr. Wendell has a Master’s Degree in Economics from Western Michigan University and graduated from Duke University’s Fuqua School of Business as part of the Ford Executive Education Program.

Mike McCurdy was appointed School Bus Holdings’ Vice-President of Human Resources/External Affairs in 2011. Mr. McCurdy joined School Bus Holdings in 1999, and has held various leadership positions in Operations and Human Resources. In 2008, Mr. McCurdy was appointed Vice-President of Human Resources and then in 2011 Mr. McCurdy assumed additional responsibilities for External Affairs, representing School Bus Holdings with local and state leaders in Georgia. Prior to joining School Bus Holdings, Mr. McCurdy was Director of Human Resources of AFP, Inc. (Associated Family Photographers) from 1994 to 1998 and held Human Resource and Operations leadership positions with Olan Mills Inc. (a photography company) from 1983 to 1994. Mr. McCurdy has a Bachelor’s in Business Administration from Baylor University in Waco, Texas and holds a Senior Professional in Human Resources (SPHR) certification.

Paul Yousif was appointed School Bus Holdings’ Vice-President of Legal Affairs/Corporate Treasurer in 2011. Prior to this appointment, Mr. Yousif held the position of Corporate Treasurer since joining School Bus Holdings in 2007. Mr. Yousif’s current role also includes managing Corporate Accounting, Tax, Accounts Receivables and Accounts Payables. Immediately prior to joining School Bus Holdings, Mr. Yousif worked for Visteon (an automotive component manufacturer) from 2000 to 2007, holding various management positions including Manager of Global Materials Analysis and CFO of GCM-Visteon, LLC (a manufacturing joint venture between Nissan and Visteon). Mr. Yousif holds a Bachelor of Science degree in Business Administration from the University of Detroit and a Juris Doctor and Master of Science in Taxation from Wayne State University.

Gurminder S. Bedi is a private investor. He served as Vice President of Ford Motor Company from October 1998 until his retirement after a 30 year career in December 2001. From 1998 until his retirement, Mr. Bedi was the Vice President of North America Truck, responsible for vehicle development and business and technical strategies. At Ford, his positions included President of Ford Argentina and Brazil, head of North American Quality and a variety of other senior management positions in product development, manufacturing and strategy. Mr. Bedi was, until December 2014, Chairman of Compuware Corporation (NASDAQ: CPWR) and served on its audit and governance committees. Mr. Bedi is a director of KEMET Corporation (NYSE: KEM), serving on its governance and compensation committees, and Actuant Corporation (NYSE: ATU), serving on its governance and compensation committees. A graduate of George Washington University with a BS degree in Mechanical Engineering, Mr. Bedi also earned an MBA degree with a concentration in finance from the University of Detroit. Mr. Bedi, together with Mr. Donovan and Mr. Schumacher, were elected to the board by the stockholders of Hennessy Capital at the same stockholders’ meeting at which the stockholders approved the business combination. Mr. Bedi was nominated as a director because of his experience and education in finance. Moreover, with his strong background in the automotive, truck and bus sector, Mr. Bedi provides our company and the board of directors with in-depth knowledge of the industry.

Dennis Donovan was appointed Vice Chairman of Cerberus Operations & Advisory Company, LLC (“COAC”) in 2012. He was a Senior Advisor to the firm from 2009 to 2012. From 2008 to 2009, Mr. Donovan was a senior executive and director of COAC. He joined COAC in 2007 as Chief Human Resource Officer. Mr. Donovan previously served as Executive Vice President, Human Resources at The Home Depot (home improvement retailer), from 2001 to 2007. He was Senior Vice President, Human Resources at Raytheon (technology provider to defense, homeland security and other governmental markets) from 1998 to 2001. Mr. Donovan spent 26 years at GE (a conglomerate), working in a number of the company’s businesses and at the corporate headquarters. He was named an officer of GE in 1991. Mr. Donovan has served on the School Bus Holdings board since 2008 and has also served on the boards and compensation committees of Traxis Financial Group and Nabi Optima Holdings, affiliates of Cerberus Capital Management engaged in the manufacturing, financing and sales of vehicles in the transportation sector. Mr. Donovan served as a director of Tower International, Inc. (NYSE: TOWR) (“Tower”), a global manufacturer of engineered automotive structural metal components and assemblies, from 2010 to January 2014. He was an advisor to Tower’s board and compensation committee during 2009 to 2010 and to the boards and compensation committees of GMI Holding Corporation; Freedom Group, Inc.; and NewPage Corporation; all of which are or were affiliates of Cerberus Capital Management. Mr. Donovan was nominated as a director based on his knowledge of School Bus Holdings and his operational experience with large companies.

Chan W. Galbato has been the Chief Executive Officer of COAC since March 2012. He joined COAC as a Senior Operating Executive in 2009. Prior to joining COAC, Mr. Galbato owned and managed CWG Hillside Investments LLC, a consulting business providing operational and strategic turnaround expertise to chief executive officers of portfolio-based companies from 2007 to 2009. From 2005 to 2007, Mr. Galbato was President and CEO of the Controls division of Invensys plc, a global technology company. Prior to his position with Invensys, he served as President of Services of The Home Depot (2003 to 2005); President and Chief Executive Officer of Armstrong Floor Products, a division of Armstrong World Industries (2001 to 2003); Chief Executive Officer of Choice Parts (2000 to 2001); and Chief Executive Officer of Coregis Insurance Company, a GE Capital company (1998 to 2000). From 1986 to 1998, Mr. Galbato held various leadership positions within General Electric’s technology and industrial businesses. Mr. Galbato has served as Chairman of the Board of School Bus Holdings since 2009. He served as a director of Brady Corporation from 2006 to 2013, and as a member of the board of Tower from 2010 to 2014. He served as Chairman of Guilford Mills, Inc. from 2009 to 2012. Mr. Galbato currently serves as Chairman of YP Holdings LLC, Lead Director of DynCorp International, and as a member of the Board and Executive Committee of Steward Health Care LLC. Mr. Galbato has been selected to serve on our board of directors based on his knowledge of School Bus Holdings and his operational experience with large companies.

Adam Gray is a managing partner of Coliseum Capital Management, a private firm that makes long-term investments in both public and private companies, which he co-founded in December 2005. Coliseum Capital Management manages funds that acquired 100,000 shares of our Series A Convertible Preferred Stock and 2,500,000 shares of our Common Stock at a closing held concurrently with the closing of our business combination. Mr. Gray also serves as non-executive Chairman of Redflex Holdings Limited and on the board of directors of both New Flyer Industries, Inc. and Uno Restaurant Holdings Corporation. Mr. Gray served on the board of directors of DEI Holdings, Inc. from February 2009 until its sale in June 2011, and on the board of directors of Benihana Inc. from September 2010 until its sale in August 2012. From January 2005 to November 2005, Mr. Gray was a consultant for a private investment firm. From 2003 to 2004, Mr. Gray served as Executive Vice President, Strategic Projects and Capital Management at Burger King Corp. From 1993 to 2003, Mr. Gray held several executive positions with the Metromedia Restaurant Group, comprised of S&A Restaurant Corp. and Metromedia Steakhouses Company, LP, which included the Bennigan’s, Steak & Ale, Ponderosa and Bonanza restaurant concepts. Prior to that time, Mr. Gray served as an Associate at Kluge & Co. and an analyst within Morgan Stanley’s Merchant Banking Group. Mr. Gray holds both a BSE in Finance from the Wharton School of Business and a BS in Mechanical Engineering from the School of Engineering & Applied Science at the University of Pennsylvania. Mr. Gray was selected to serve on our board of directors based on his background in finance and his prior experience as an executive officer of operating companies.

Daniel J. Hennessy was the Chairman and Chief Executive Officer of Hennessy Capital from September 2013 until the closing of the business combination. In connection with the closing of the business combination, he resigned from the Chairman and Chief Executive Officer positions and, immediately after the closing, was named the Vice Chairman of the Board of our company. He is also the Chairman and Chief Executive Officer of

Hennessy Capital LLC, a private equity investment firm he established in 2013. He was a founding partner of Code Hennessy & Simmons LLC (n/k/a CHS Capital LLC or “CHS”) in 1988, a Chicago-based middle market private equity investment firm, and remains a partner with CHS. He serves as a member of CHS’s Investment Committee and served as the lead partner for a number of CHS’s industrial, infrastructure and energy industry platform company investments. Mr. Hennessy has served as Chairman of the Board and Director of CHS portfolio companies that manufacture and distribute a broad array of products serving the diversified industrial, energy and packaging sectors including Thermon Group Holdings (NYSE: THR), a heat tracing company focused on the external application of heat to pipes, tanks and instrumentation from April 2010 to May 2011, Dura-Line, a producer of high-density polyethylene pipes from January 2012 to September 2014, Penhall International, a provider of concrete cutting, breaking, excavation and highway grinding services, from July 2006 to November 2010, WNA, a designer of upscale disposable items, from 2002 to 2007 and Kranson Industries, a supplier of glass and plastic containers, from 1999 to 2004. In 2009, EDH Properties, LLC, a family investment vehicle for which Mr. Hennessy was the managing member, filed a petition for voluntary reorganization under Chapter 11 of the U.S. Bankruptcy Code. A plan of reorganization was confirmed by the court in 2010 and the lender received payment of the full principal amount. Prior to forming CHS, Mr. Hennessy was employed by Citicorp from 1984 to 1988 as head of the Midwest Region for Citicorp Mezzanine Investments and Vice President and Team Leader with Citicorp Leveraged Capital Group. He began his career in 1981 in the oil and gas lending group at Continental Illinois National Bank (now Bank of America) where he was a Banking Officer. Mr. Hennessy holds a B.A. degree, magna cum laude, from Boston College and an M.B.A. from the University of Michigan Ross School of Business. Mr. Hennessy was selected to serve on our board of directors based on his experience in private equity and public and private company board governance, as well as his background in finance.

Dev Kapadia has been a Managing Director of Cerberus Capital Management since 2003. From 1996 to 2003, Mr. Kapadia served in various capacities with The Carlyle Group, a global private investment firm, and Carlyle Management Group, an affiliate of The Carlyle Group dedicated to turnaround and special situation investments. Prior to joining Carlyle in 1996, Mr. Kapadia was a financial analyst with Donaldson, Lufkin & Jenrette, an investment banking firm. He has served as a member of the Board of Tower since 2007 and is the chairman of the compensation committee. Mr. Kapadia has served on the board of directors of School Bus Holdings since 2006. He has been selected to serve on our board of directors based on his knowledge of School Bus Holdings and his experience as a board member of, and executive with private equity firms that invest in, other manufacturing companies.

James Marcotuli was appointed to the School Bus Holdings Board on July 31, 2014. He joined Cerberus Capital Management in June of 2014 and serves as Senior Operating Executive of COAC. He is an accomplished executive with 25 years of professional experience in management with companies both domestically and internationally. In 2009 he was Acting CEO of North American Bus Industries (“NABI”), a previous Cerberus portfolio company, and served as President and CEO of NABI from 2010 to 2014. From 2000 until his engagement with NABI, he had been associated with several private equity firms and responsible for portfolio company performance, strategic projects and process improvements. He has held board seats and senior positions in certain portfolio companies including President and Vice President of manufacturing, plant operations and global procurement. Prior to working in private equity, Mr. Marcotuli was an employee of Lockheed Martin from 1985 through 1999. Mr. Marcotuli is a graduate of Penn State University. Mr. Marcotuli has been selected to serve on our board of directors based on his knowledge and experience in the manufacturing industry and as an executive with private equity firms that invest in manufacturing companies.

Alan H. Schumacher was a member of the Federal Accounting Standards Advisory Board from 2002 through June 2012. Mr. Schumacher has 23 years of experience working in various positions at American National Can Corporation and American National Can Group, where from 1997 until his retirement in 2000, he served as Executive Vice President and Chief Financial Officer and from 1988 through 1996, he served as Vice President, Controller and Chief Accounting Officer. Mr. Schumacher was nominated as a director based on his financial and accounting expertise (including his qualification as a financial expert), experience in the oversight of financial reporting and internal controls, experience as an officer and director of public companies and his knowledge of School Bus Holdings. Mr. Schumacher has served as a director of School Bus Holdings since 2008. He is also a director of BlueLinx Holdings, Inc., New Albertson’s Inc., Evertec Inc., Quality Distribution Inc. and Noranda Aluminum Holding Corporation. He is also a member of the board of managers of Quality Distribution LLC. Mr. Schumacher was a director of Anchor Glass Container Inc. from 2003 to 2006, and of Equable Ascent Financial, LLC from December 2009 through February 2012.

The Seller has agreed not to remove Daniel J. Hennessy from our board of directors without cause at any time from and after the closing of the business combination through the 2017 annual meeting of stockholders and has agreed not to remove Adam Gray from our board of directors without cause at any time from and after the closing of the business combination through the 2016 annual meeting of stockholders.

Classified Board of Directors.

Our board of directors is classified into three classes, each comprising as nearly as possible one-third of the directors to serve three-year terms. Messrs. Bedi, Donovan and Schumacher have been elected to a class that will serve until our 2018 annual meeting of stockholders. Messrs. Horlock, Kapadia and Marcotuli have been appointed to serve in a class that will serve until our 2017 annual meeting of stockholders. Messrs. Galbato, Gray and Hennessy have been elected or appointed to serve in a class that will serve until our 2016 annual meeting of stockholders.

Director Independence

Nasdaq listing standards require that a majority of our board of directors be independent at such times as we are not a controlled company. An “independent director” is defined under the Nasdaq rules generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors has determined that each of our directors other than Mr. Horlock is an “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Leadership Structure and Risk Oversight

The board of directors does not have a lead independent director. Chan Galbato is our Chairman of the Board and Daniel Hennessy is our Vice Chairman of the Board. Although we do not have a formal policy regarding the separation of the CEO and Chairman of the Board positions, at this time those positions are held by two separate individuals, Mr. Horlock and Mr. Galbato.

Committees of the Board of Directors

The standing committees of our board of directors currently consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee

Our Audit Committee consists of Messrs. Bedi, Kapadia, Marcotuli and Schumacher, with Mr. Schumacher serving as the chairman of the Audit Committee. We believe that each of these individuals qualifies as an independent director according to the rules and regulations of the SEC with respect to audit committee membership. We also believe that Mr. Schumacher qualifies as our “audit committee financial expert,” as such term is defined in Item 401(h) of Regulation S-K and that each member of the Audit Committee is financially literate. Our board of directors has adopted a written charter for the Audit Committee, which is available on our corporate website at www.blue-bird.com. The information on our website is not part of this prospectus.

Responsibilities of the Audit Committee include:

•	the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

•	pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent auditors;

•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•	obtaining and reviewing a report, at least annually, from the independent auditors describing the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and to assess the independent auditors’ independence and all relationships between the independent auditors and the Company;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to our entering into such transaction; and

•	reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

Our Compensation Committee consists of Messrs. Donovan, Kapadia and Galbato, with Mr. Kapadia serving as the chairman of the Compensation Committee. We believe that each of these individuals qualifies as an independent director according to Nasdaq requirements, although we will not be subject to those requirements to the extent that we are a controlled company. Our board of directors has adopted a written charter for the Compensation Committee, which is available on our corporate website at www.blue-bird.com. The information on our website is not part of this prospectus.

Responsibilities of the Compensation Committee include:

•	reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our equity-based remuneration plans;

•	assisting management in complying with our SEC filings and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The Compensation Committee charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and is directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by the SEC and Nasdaq.

Corporate Governance and Nominating Committee

Our Corporate Governance and Nominating Committee consists of Messrs. Galbato, Hennessy and Kapadia, with Mr. Galbato serving as the chairman of the Corporate Governance and Nominating Committee. We believe that each of these individuals qualifies as an independent director according to Nasdaq requirements, although we will not be subject to those requirements to the extent that we are a controlled company. Our board of directors has adopted a written charter for the Corporate Governance and Nominating Committee, which is available on our corporate website at www.blue-bird.com. The information on our website is not part of this prospectus.

Responsibilities of the Corporate Governance and Nominating Committee include:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;

•	overseeing the organization of our board of directors to discharge the board’s duties and responsibilities properly and efficiently;

•	identifying best practices and recommending corporate governance principles; and

•	developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us.

Compensation Committee Interlocks and Insider Participation

During 2014, no officer or employee served as a member of the Company’s Compensation Committee. None of our executive officers serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or Compensation Committee.

Code of Ethics

We have adopted a Code of Ethics that applies to all of our employees, including our chief executive officer, chief financial officer and principal accounting officer. Our Code of Ethics is available on our website at www.blue-bird.com. If we amend or grant a waiver of one or more of the provisions of our Code of Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on our website at the above address. Our website is not part of this prospectus.

Director Compensation

Our Compensation Committee will determine the annual compensation to be paid to the members of our board of directors. Directors’ fees after the business combination have yet to be determined, but may consist of a cash payment and the issuance of restricted stock units.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Hennessy Capital Related Person Transactions

In September 2013, the HCAC Sponsor purchased 2,875,000 founder shares for an aggregate purchase price of $25,000, or approximately $0.009 per share. The number of the founder shares issued was determined based on the expectation that such founder shares would represent 20.0% of the outstanding shares upon completion of the Hennessy Capital initial public offering. In October 2013, the HCAC Sponsor transferred 200,000 founder shares to certain persons who since have resigned as officers and directors of our company.

The HCAC Sponsor purchased an aggregate of 12,125,000 Placement Warrants for a purchase price of $0.50 per Warrant in a private placement that occurred simultaneously with the closing of the Hennessy Capital initial public offering. As such, the HCAC Sponsor’s interest was valued at $6,062,500. Each Placement Warrant entitled the holder to purchase one-half of one share of Common Stock for $5.75 (or $11.50 per whole share).

In January 2014, Hennessy Capital entered into a registration rights agreement with the HCAC Sponsor which provides the HCAC Sponsor with registration rights regarding securities issued to the HCAC Sponsor, including the Placement Warrants and certain of the shares of Common Stock registered hereby and other shares of Common Stock that may be registered on or after February 24, 2016.

Concurrent with the execution of the Purchase Agreement, we entered into a letter agreement with the HCAC Sponsor pertaining to up to 12,125,000 of the Placement Warrants. By virtue of the fact that holders of the Public Warrants tendered a total of 2,690,462 Public Warrants pursuant to an exchange offer that expired on March 2, 2015, the effect of the HCAC Sponsor’s letter agreement was that on March 17, 2015, the HCAC Sponsor exchanged 9,434,538 of its Placement Warrants for a total of 943,453 shares of our Common Stock. The HCAC Sponsor has distributed those shares, its remaining Placement Warrants and the other shares of Common Stock that it owned to its equity owners, subject to the lock-up provisions applicable to the HCAC Sponsor.

To induce certain entities to provide funding for the business combination, the HCAC Sponsor forfeited a total of 2,002,750 shares of our Common Stock (including all of the founder earn-out shares) to our company at the closing of the business combination.

Hennessy Capital entered into an Administrative Services Agreement with Hennessy Capital LLC, an affiliate of the HCAC Sponsor, pursuant to which Hennessy Capital paid a total of $10,000 per month for office space, utilities and secretarial support. The obligation to pay those fees terminated upon consummation of the business combination. A total of $130,000 was paid pursuant to this agreement.

The HCAC Sponsor, HCAC’s executive officers and directors, and their respective affiliates, were reimbursed for out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. The amount of such reimbursements, paid upon consummation of the closing of the business combination, totaled $142,162.

Prior to Hennessy Capital’s initial public offering, Hennessy Capital LLC, an affiliate of the HCAC Sponsor, provided a loan in an aggregate amount of $250,000 to Hennessy Capital under an unsecured promissory note and in advances, to be used for a portion of the expenses of the initial public offering. These loans and advances were non-interest bearing and unsecured and were repaid in January 2014 upon the closing of the initial public offering from the initial public offering proceeds. The value of the HCAC Sponsor’s interest in that transaction corresponds to the principal amount outstanding under such loan.

School Bus Holdings Related Person Transactions

School Bus Holdings sells certain bus products to North American Bus Industries, Inc. (“NABI”), formerly a related party. Prior to June 2013, NABI was predominantly owned by funds managed by Cerberus Capital Management. NABI was sold to New Flyer Industries Inc. in June 2013. Total product sales by School Bus Holdings to NABI were $37 thousand and $18 thousand for the fiscal years ended September 28, 2013 and September 29, 2012, respectively. On a month to month basis, NABI charged Blue Bird Service Parts Group, a wholly owned subsidiary of School Bus Holdings, for warehouse space and services utilized in a Delaware, Ohio facility leased by NABI. Building rent, maintenance, labor and service charges totaled $0.7 million and $0.7 million for the fiscal years ended September 28, 2013 and September 29, 2012, respectively. As of September 29, 2012, School Bus Holdings had a note outstanding to NABI of $0.3 million. The note was extinguished in fiscal year 2013 as part of the sale of NABI.

As of September 29, 2012, School Bus Holdings had debt outstanding to NABI Finance, an affiliate of NABI, of $23.8 million. This indebtedness was repaid in fiscal 2013.

As of September 27, 2014, September 28, 2013 and September 29, 2012, School Bus Holdings had debt outstanding to Traxis Financial Group, owned by the Seller, of $0.0, $0.0 million and $16.2 million, respectively.

COAC, an affiliate of Cerberus Capital Management, provides advisory services to School Bus Holdings. For services rendered by COAC to School Bus Holdings in fiscal 2012, fiscal 2013 and fiscal 2014, COAC billed Blue Bird $27,649, $15,005 and $357,373, respectively. Chan Galbato, Dennis Donovan and James Marcotuli, directors of our Company, are also executive officers of COAC.

Upon consummation of the closing of the business combination, in exchange for all of the outstanding stock of School Bus Holdings, the Seller received 12,000,000 shares of our Common Stock, directed that $13.6 million of the cash component of the total purchase price be paid to participants in School Bus Holdings’ phantom award plan and received the remaining $86.4 million of the cash component of the total purchase price.

Policies and Procedures for Related Person Transactions

Effective upon the consummation of the business combination, our board of directors adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions. Our policy requires that a “related person” (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel any “related person transaction” (defined as any transaction that is reportable by us under Item 404(a) of Regulation S-K in which we are or will be a participant and the amount involved exceeds $120,000 and in which any related person has or will have a direct or indirect material interest) and all material facts with respect thereto. The general counsel will promptly communicate such information to our audit committee or another independent body of our board of directors. No related person transaction will be entered into without the approval or ratification of our audit committee or another independent body of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any such vote. Our policy does not specify the standards to be applied by our audit committee or another independent body of our board of directors in determining whether or not to approve or ratify a related person transaction, although such determinations will be made in accordance with Delaware law.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information known to us regarding beneficial ownership of shares of our company’s Common Stock on April 27, 2015 by:

•	each person who is known by us to be the beneficial owner of more than 5% of the outstanding shares of the Common Stock;

•	each of our executive officers and directors; and

•	all executive officers and directors of our company as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, rights and warrants that are currently exercisable or exercisable within 60 days.

Beneficial ownership of our company’s Common Stock as of April 27, 2015 is based on there being 20,692,794 shares of Common Stock issued and outstanding, reflecting the redemption of 7,494,700 shares of Common Stock pursuant to the business combination, the forfeiture of 2,002,750 shares of Common Stock by the HCAC Sponsor in connection with the business combination, the issuance of 12,000,000 shares of Common Stock to the Seller as the equity component of the total purchase price in the business combination, the issuance of 2,500,000 shares of Common Stock to the Common/Preferred Investor in a private placement effected concurrently with the closing of the business combination, the issuance of 102,750 shares of Common Stock to the Backstop Commitment Investor in a private placement effected concurrently with the closing of the business combination, the issuance of 269,041 shares of Common Stock in exchange for 2,690,462 Public Warrants and the issuance of 943,453 shares of Common Stock upon consummation of the Sponsor Warrant Exchange.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Name of Beneficial Owners	Amount of Shares of Common Stock	Percent of Class %
5% or Greater Stockholders
The Traxis Group B.V. (1)	12,000,000	58.0
Coliseum Capital Management (2)	3,423,811	15.9
PIPE Investment Investor (3)	2,273,682	10.0
Backstop Commitment Investor (4)	1,211,450	5.9

Directors and Executive Officers
Phil Horlock (5)	—	—
John Kwapis (5)	—	—
Phil Tighe (5)	—	—
Dale Wendell (5)	—	—
Mike McCurdy (5)	—	—
Paul Yousif (5)	—	—
Gurminder S. Bedi	—	—
Dennis Donovan	—	—
Chan Galbato	—	—
Adam Gray (2)	3,423,811	15.9
Daniel J. Hennessy (6)	181,063	*
Dev Kapadia	—	—

(cont.)

Name of Beneficial Owners	Amount of Shares of Common Stock		Percent of Class %
James Marcotuli	—		—
Alan H. Schumacher	—		—
All directors and executive officers as a group (14 persons)	3,604,874	(7)	16.7

*	Less than one percent.
(1)	The Seller is majority owned and controlled by one or more entities under the ultimate direction and control of Stephen Feinberg, and Stephen Feinberg possesses the sole power to vote and the sole power to direct the disposition of the securities of our company acquired by the Seller pursuant to the business combination. The address of Stephen Feinberg is c/o Cerberus Capital Management, L.P., 875 Third Avenue, New York, New York 10022.
(2)	Represents 2,561,000 shares of Common Stock held directly by Coliseum Capital Partners, L.P. (“CCP”), Coliseum Capital Partners II, L.P. (“CCP2”) and a separate account (the “Separate Account”) investment advisory client of Coliseum Capital Management, LLC (“Coliseum Capital Management”) and 862,811 shares of Common Stock issuable upon conversion of 100,000 shares of Series A Convertible Preferred Stock within sixty days of April 27, 2015 (assuming a conversion price of $11.59 per share), which 862,811 shares are held directly by Coliseum School Bus Holdings, LLC (“CSB”). Coliseum Capital Management is the investment adviser to CCP and CCP2 and the manager of CCP, CCP2, the Separate Account and CSB. Adam Gray (“Gray”) and Chris Shackelton (“Shackelton”) are managers of Coliseum Capital Management. Accordingly, Gray and Shackelton may be deemed to have shared voting and dispositive power with respect to the shares of our capital stock owned by each of CCP, CCP2, the Separate Account and CSB and thus may be deemed to beneficially own shares of stock held by these entities. The address for each of CCP, CCP2, the Separate Account, CSB, Gray and Shackelton is Metro Center, 1 Station Place, 7th Floor, Stamford, CT 06902. For purposes of calculating the beneficial ownership of the Common Stock, the shares of Common Stock issuable upon conversion of Coliseum Capital Management’s Series A Convertible Preferred Stock are deemed outstanding in calculating Coliseum Capital Management’s and Adam Gray’s beneficial ownership but are not deemed outstanding in calculating the beneficial ownership of any other person referenced in the table above. The Beneficial Ownership Limitation referenced in footnote 3 below has ceased to apply to Coliseum Capital Management as a result of a notice provided by that firm to our company.
(3)	The Osterweis Strategic Income Fund and The Osterweis Strategic Investment Fund, referred to herein collectively as the “PIPE Investment Investor,” acquired 400,000 shares of Series A Convertible Preferred Stock upon consummation of the business combination. The shares of Series A Convertible Preferred Stock owned by the PIPE Investment Investor are subject to a beneficial ownership limitation which requires 65 days’ notice before a holder of Series A Convertible Preferred Stock may convert its Series A Convertible Preferred Stock to the extent that such beneficial owner would beneficially own in excess of 9.99% of the Common Stock outstanding after giving effect to such conversion (the “Beneficial Ownership Limitation”). The shares set forth in the table above with respect to the PIPE Investment Investor represent the shares of Common Stock into which its 400,000 shares of Series A Convertible Preferred Stock are initially convertible (assuming a conversion price of $11.59 per share), subject to the Beneficial Ownership Limitation. If the PIPE Investment Investor gave notice that it wanted to eliminate the Beneficial Ownership Limitation, five days thereafter the PIPE Investment Investor would beneficially own approximately 3,451,251 shares, or 14.3%, of Common Stock (assuming a conversion price of $11.59 per share). For purposes of calculating beneficial ownership of the Common Stock, the shares of Common Stock issuable to the PIPE Investment Investor upon conversion of the Series A Convertible Preferred Stock are deemed outstanding in calculating the PIPE Investment Investor’s beneficial ownership but are not deemed outstanding in calculating the beneficial ownership of any other person referenced in the table above. The address of the Osterweis Strategic Income Fund and The Osterweis Strategic Investment Fund is One Maritime Plaza, Suite 800, San Francisco, CA 94111.

(4)	The Company believes that two funds managed by Overland Advisors, LLC, referred to herein as the “Backstop Commitment Investor,” acquired approximately 1.1 million shares of Common Stock in market purchases pursuant to an agreement entered into with Hennessy Capital in September 2014. In addition, we issued 102,750 shares of Common Stock to the Backstop Commitment Investor in a private placement upon consummation of the business combination as a utilization fee. The shares set forth in the table above with respect to the Backstop Commitment Investor represent the sum of these two amounts, together with shares acquired on the market subsequent to the business combination. The Backstop Commitment Investor’s address is 601 Gateway Boulevard, South San Francisco, California 94080.
(5)	Does not include options to purchase the following number of shares of Common Stock held by the following persons, since such options are not exercisable within 60 days of April 27, 2015:
•	Phil Horlock – 400,000 shares;
•	John Kwapis – 100,000 shares;
•	Phil Tighe – 110,000 shares;
•	Dale Wendell – 100,000 shares;
•	Mike McCurdy – 20,000 shares; and
•	Paul Yousif – 20,000 shares.
(6)	Consists of the following securities distributed by the HCAC Sponsor to Mr. Hennessy: 100,842 shares of Common Stock acquired by the HCAC Sponsor in connection with Hennessy Capital’s initial public offering, 47,152 shares of Common Stock issuable upon exercise of Placement Warrants and 33,069 shares of Common Stock issued upon consummation of the Sponsor Warrant Exchange.
(7)	Consists of shares deemed to be beneficially owned by Mr. Hennessy, as described in Note 6 above, and Mr. Gray, as described in Note 2 above.

SELLING SECURITY HOLDERS

The selling security holders may offer and sell, from time to time, any or all of the shares of Common Stock, Placement Warrants and shares of Series A Convertible Preferred Stock covered by this prospectus. The shares of Common Stock being offered for resale by the selling security holders under this prospectus consist of (i) the 12,000,000 shares of Common Stock acquired by the Seller in the business combination, (ii) the 2,500,000 shares of Common Stock acquired by the Common/Preferred Investor in a private placement at the time of the business combination, (iii) the 102,750 shares of Common Stock acquired by the Backstop Commitment Investor in a private placement at the time of the business combination as a utilization fee, (iv) the 943,453 shares of Common Stock issued on March 17, 2015 in exchange for 9,434,538 Placement Warrants pursuant to the Sponsor Warrant Exchange, (v) 61,000 shares acquired in the market subsequent to the closing of the business combination by an investor (the Common/Preferred Investor) that has exercised its demand registration rights, (vi) 47,152 shares, constituting a portion of the Sponsor Remaining Warrant Shares, underlying Placement Warrants that have been transferred to a member of our Board and (vii) 6,326,216 shares of Common Stock, representing (a) 4,314,063 shares that may be issued upon conversion of our Series A Convertible Preferred Stock (assuming a conversion price of $11.59 per share) and (b) the greater of (I) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Common Stock (assuming a constant market price of the Common Stock at $9.00 per share) and (II) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in Series A Dividend Shares and such Series A Dividend Shares are then converted into shares of Common Stock (assuming a conversion price of $11.59 per share). The 12,000,000 shares of Common Stock held by the Seller, the 2,561,000 shares of Common Stock held by the Common/Preferred Investor and the 102,750 shares of Common Stock held by the Backstop Commitment Investor are being registered by the registration statement of which this prospectus forms a part pursuant to registration rights granted to the holders in connection with the business combination. The Placement Warrants and the 47,152 Sponsor Remaining Warrant Shares are being registered by the registration statement of which this prospectus forms a part pursuant to registration rights granted to the HCAC Sponsor in connection with our initial organization and initial public offering. The shares of Series A Convertible Preferred Stock and the shares of Common Stock underlying such shares of Series A Convertible Preferred Stock are being registered by the registration statement of which this prospectus forms a part pursuant to registration rights granted to the holders thereof in connection with the business combination.

The following table provides, as of April 27, 2015, information regarding the beneficial ownership of our Common Stock, Placement Warrants and Series A Convertible Preferred Stock held by each selling security holder, the securities that may be sold by each selling security holder under this prospectus and the number and percentage of securities that each selling security holder will beneficially own after this offering if they sell all such securities. Applicable percentages are based on 20,692,794 shares of Common Stock, 2,690,462 Placement Warrants and 500,000 shares of Series A Convertible Preferred Stock outstanding as of April 27, 2015. For those security holders who own Series A Convertible Preferred Stock, we have excluded the Series A Dividends and the shares of Common Stock that we may issue over the next five years as dividends on our Series A Convertible Preferred Stock, although such shares are covered by the registration statement of which this prospectus is a part.

Because each selling security holder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a selling security holder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this prospectus will be beneficially owned by the selling security holders and further assumed that the selling security holders will not acquire beneficial ownership of any additional securities during the offering. In addition, the selling security holders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, our securities in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), after the date on which the information in the table is presented.

We may amend or supplement this prospectus from time to time in the future to update or change this selling security holders list and the securities that may be resold.

See the section entitled “Plan of Distribution” for further information regarding the stockholders’ method of distributing these shares.

Common Stock

Name of Selling Security Holder	Number of Shares of Common Stock Beneficially Owned Prior to the Offering		Number of Shares of Common Stock to be Sold Pursuant to this Prospectus		Number of Shares of Common Stock Beneficially Owned After the Offering	Percentage of Shares of Common Stock Beneficially Owned After the Offering
The Traxis Group B.V.	12,000,000		12,000,000		—	—
The Osterweis Strategic Income Fund(1)	3,364,970	(2)	3,364,970	(2)	—	—
The Osterweis Strategic Investment Fund(1)	86,281	(2)	86,281	(2)	—	—
Coliseum Capital Partners, L.P.(3)	1,750,000		1,750,000		—	—
Coliseum Capital Partners II, L.P.(3)	310,000		310,000		—	—
Blackwell Partners LLC-Series A(3)	501,000		501,000		—	—
Coliseum School Bus Holdings, LLC(3)	862,811	(4)	862,811	(4)	—	—
Transferees from Hennessy Capital Partners I, LLC(5):
Ansari 3 Twelve LLC II(6)	91,559	(7)	31,124		60,435	*
BallyBunion, LLC(8)	154,749	(9)	38,905		115,844	*
Bradley J. Bell Trust(10)	173,909	(11)	45,130		128,779	*
Charles B. Lowrey II	65,899	(12)	15,562		50,337	*
Christian W.E. Haub	143,702	(13)	46,687		97,015	*
Daniel J. Hennessy	181,063	(14)	80,221	(15)	100,842	*
Daniel J. Hopkins Revocable Trust(16)	23,277	(17)	7,781		15,496	*
Deforest P. Davis	95,802	(18)	31,125		64,677	*
DVDC/PEI, LLC(19)	95,801	(20)	31,124		64,677	*
Gurpal Gill Singh	3,280	(21)	934		2,346	*
HLM Group LLC(22)	47,901	(23)	15,563		32,338	*
Joseph Tabet	129,749	(24)	38,905		90,844	*
Kenneth Kranzberg Revocable Trust(25)	119,751	(26)	38,906		80,845	*
Kevin Charlton	114,899	(27)	15,562		99,337	*
Markus Lahrkamp	71,850	(28)	23,343		48,507	*
Michael J. Hughes Revocable Trust(29)	23,277	(30)	7,781		15,496	*
Nicholas Geeza	11,975	(31)	3,890		8,085	*
Richard Burns	178,699	(32)	46,686		132,013	*
Richard L. Sandor Revocable Trust(33)	47,900	(34)	15,562		32,338	*
Richard P. Kiphart	119,751	(35)	38,906		80,845	*
Robert S. Karlblom	119,750	(36)	38,905		80,845	*
Steven D. Hovde	31,953	(37)	5,836		26,117	*
Sunshine Charitable Foundation(38)	178,673	(39)	59,816		118,857	*
Thomas Hennessy	11,975	(40)	3,890		8,085	*
Tiffany A. Lytle	47,899	(41)	15,562		32,337	*
TLP Investment Holdings LLC(42)	874,375	(43)	292,277		582,098	2.8%
Varun Pratap Rakesh Chopra	1,509	(44)	622		887	*
Overland Relative Value Master Fund LP(45)	757,158		64,219		692,939	3.3
Overland Viceroy Master Fund LP(45)	454,292		38,531		415,761	2.0

(1)	For information regarding The Osterweis Strategic Income Fund and The Osterweis Strategic Investment Fund, collectively referred to in this prospectus as the PIPE Investment Investor, see “Security Ownership of Certain Beneficial Owners and Management.”
(2)	The 3,364,970 shares of Common Stock reflected above with respect to The Osterweis Strategic Income Fund and the 86,281 shares of Common Stock reflected above with respect to The Osterweis Strategic Investment Fund are issuable upon the conversion of a total of 400,000 shares of Series A Convertible Preferred Stock (assuming a conversion price of $11.59 per share) issued to such funds in a private placement at the time of the consummation of the business combination. These shares exclude 1,609,722 shares of Common Stock, which represent the greater of (I) the number of shares of Common Stock issuable with respect to such 400,000 shares over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Common Stock (assuming a constant market price of the Common Stock at $9.00 per share) and (II) the number of shares of Common Stock issuable over the next five years with respect to such 400,000 shares if we pay all dividends on our Series A Convertible Preferred Stock in Series A Dividend Shares and such Series A Dividend Shares are then converted into shares of Common Stock (assuming a conversion price of $11.59 per share). Such 1,609,722 shares are covered by the registration statement of which this prospectus is a part and, based on the relative holdings of The Osterweis Strategic Income Fund and The Osterweis Strategic Investment Fund, would be apportioned as follows: 97.5% (1,569,479 shares) to The Osterweis Strategic Income Fund and 2.5% (40,243 shares) to The Osterweis Strategic Investment Fund. The shares of Common Stock beneficially owned are calculated without regard to the Beneficial Ownership Limitation.
(3)	For information regarding this fund, one of the four funds managed by Coliseum Capital Management, LLC that acquired our Common Stock or Series A Convertible Preferred Stock in a private placement effected upon closing of the business combination, see “Security Ownership of Certain Beneficial Owners and Management.” These four funds are collectively referred to in this prospectus as the Common/Preferred Investor.
(4)	These shares of Common Stock are issuable upon the conversion of 100,000 shares of Series A Convertible Preferred Stock (assuming a conversion price of $11.59 per share) issued to CSB in a private placement at the time of the consummation of the business combination. These shares exclude 402,431 shares of Common Stock, which represent the greater of (I) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Common Stock (assuming a constant market price of the Common Stock at $9.00 per share) and (II) the number of shares of Common Stock issuable over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in Series A Dividend Shares and such Series A Dividend Shares are then converted into shares of Common Stock (assuming a conversion price of $11.59 per share). Such 402,431 shares are covered by the registration statement of which this prospectus is a part. The Beneficial Ownership Limitation does not apply to these shares.
(5)	On April 17, 2015, the HCAC Sponsor distributed to its equity owners all of the Placement Warrants and shares of Common Stock then owned by the HCAC Sponsor, subject to all lock-up restrictions. For each such equity owner, the securities reflected in the second column in the table above represent the shares of Common Stock issued pursuant to the Sponsor Warrant Exchange (the “Sponsor Warrant Exchange Shares”), the Remaining Warrant Shares and the shares of Common Stock initially issued to the HCAC Sponsor at the time of Hennessy Capital’s initial public offering (the “Initially Issued Shares”). For each such equity owner other than Daniel J. Hennessy, the securities reflected in the third column represent Sponsor Warrant Exchange Shares. For Daniel J. Hennessy, the securities reflected in the third column represent Sponsor Warrant Exchange Shares and Remaining Warrant Shares.
(6)	Mohsin Ansari, the manager of Ansari 3 Twelve LLC II, has the power to vote and dispose of the shares in such entity.
(7)	Consists of 31,124 Sponsor Warrant Exchange Shares, 44,379 Remaining Warrant Shares and 16,056 Initially Issued Shares.
(8)	Peter Shea, as the sole member of BallyBunion, LLC, has the power to vote and dispose of the shares in such entity.
(9)	Consists of 38,905 Sponsor Warrant Exchange Shares, 55,473 Remaining Warrant Shares and 25,371 Initially Issued Shares. Also includes 35,000 Initially Issued Shares that were transferred to the equity owner’s affiliate prior to the business combination.
(10)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Bradley J. Bell.

(11)	Consists of 45,130 Sponsor Warrant Exchange Shares, 64,349 Remaining Warrant Shares and 29,430 Initially Issued Shares. Also includes 35,000 Initially Issued Shares that were transferred to the equity owner’s affiliate prior to the business combination.
(12)	Consists of 15,562 Sponsor Warrant Exchange Shares, 22,189 Remaining Warrant Shares and 10,148 Initially Issued Shares. Also includes 18,000 Initially Issued Shares that were transferred to the equity owner prior to the business combination.
(13)	Consists of 46,687 Sponsor Warrant Exchange Shares, 66,568 Remaining Warrant Shares and 30,447 Initially Issued Shares.
(14)	Consists of 33,069 Sponsor Warrant Exchange Shares, 47,152 Remaining Warrant Shares and 100,842 Initially Issued Shares.
(15)	Consists of 33,069 Sponsor Warrant Exchange Shares and 47,152 Remaining Warrant Shares.
(16)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Daniel J. Hopkins.
(17)	Consists of 7,781 Sponsor Warrant Exchange Shares, 11,094 Remaining Warrant Shares and 4,402 Initially Issued Shares.
(18)	Consists of 31,125 Sponsor Warrant Exchange Shares, 44,379 Remaining Warrant Shares and 20,298 Initially Issued Shares.
(19)	Deforest Davis, as the sole member of DVDC/PEI, LLC, has the power to vote and dispose of the shares in such entity.
(20)	Consists of 31,124 Sponsor Warrant Exchange Shares, 44,379 Remaining Warrant Shares and 20,298 Initially Issued Shares.
(21)	Consists of 934 Sponsor Warrant Exchange Shares, 1,331 Remaining Warrant Shares and 1,015 Initially Issued Shares.
(22)	Eric F. Achepohl, CEO of The Benida Group, LLC, which is the managing member of the HLM Group, LLC, has the power to vote and dispose of the shares held by such entity.
(23)	Consists of 15,563 Sponsor Warrant Exchange Shares, 22,189 Remaining Warrant Shares and 10,149 Initially Issued Shares.
(24)	Consists of 38,905 Sponsor Warrant Exchange Shares, 55,473 Remaining Warrant Shares and 25,371 Initially Issued Shares. Also includes 10,000 Initially Issued Shares that were transferred to the equity owner prior to the business combination.
(25)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Kenneth Kranzberg.
(26)	Consists of 38,906 Sponsor Warrant Exchange Shares, 55,473 Remaining Warrant Shares and 25,372 Initially Issued Shares.
(27)	Consists of 15,562 Sponsor Warrant Exchange Shares, 22,189 Remaining Warrant Shares and 10,148 Initially Issued Shares. Also includes 67,000 Initially Issued Shares that were transferred to the equity owner prior to the business combination.
(28)	Consists of 23,343 Sponsor Warrant Exchange Shares, 33,284 Remaining Warrant Shares and 15,223 Initially Issued Shares.
(29)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Michael J. Hughes.
(30)	Consists of 7,781 Sponsor Warrant Exchange Shares, 11,094 Remaining Warrant Shares and 4,402 Initially Issued Shares.
(31)	Consists of 3,890 Sponsor Warrant Exchange Shares, 5,547 Remaining Warrant Shares and 2,538 Initially Issued Shares.
(32)	Consists of 46,686 Sponsor Warrant Exchange Shares, 66,568 Remaining Warrant Shares and 30,445 Initially Issued Shares. Also includes 35,000 Initially Issued Shares that were transferred to the equity owner prior to the business combination.
(33)	The trustee of the trust, with the power to vote and dispose of the shares in the trust, is Richard L. Sandor.
(34)	Consists of 15,562 Sponsor Warrant Exchange Shares, 22,189 Remaining Warrant Shares and 10,149 Initially Issued Shares.
(35)	Consists of 38,906 Sponsor Warrant Exchange Shares, 55,473 Remaining Warrant Shares and 25,372 Initially Issued Shares.
(36)	Consists of 38,905 Sponsor Warrant Exchange Shares, 55,473 Remaining Warrant Shares and 25,372 Initially Issued Shares.
(37)	Consists of 5,836 Sponsor Warrant Exchange Shares, 8,321 Remaining Warrant Shares and 17,796 Initially Issued Shares.
(38)	The power to vote and dispose of the shares held by the Sunshine Charitable Foundation is held by its Board of Directors.

(39)	Consists of 59,816 Sponsor Warrant Exchange Shares, 85,290 Remaining Warrant Shares and 33,567 Initially Issued Shares.
(40)	Consists of 3,890 Sponsor Warrant Exchange Shares, 5,547 Remaining Warrant Shares and 2,538 Initially Issued Shares.
(41)	Consists of 15,562 Sponsor Warrant Exchange Shares, 22,189 Remaining Warrant Shares and 10,148 Initially Issued Shares.
(42)	TLP Investment Holdings LLC is majority owned by TLP Trading LLC. The manager of TLP Trading LLC is TLP Management, LP. The general partner of TLP Management, LP is TLP Ultimate GP LLC. The managing member of TLP Ultimate GP LLC is David G. Bunning, as trustee of the David G. Bunning 2005 Revocable Trust. Mr. Bunning has the power to vote and dispose of the shares in TLP Investment Holdings LLC.
(43)	Consists of 292,277 Sponsor Warrant Exchange Shares, 416,745 Remaining Warrant Shares and 165,353 Initially Issued Shares.
(44)	Consists of 622 Sponsor Warrant Exchange Shares and 887 Remaining Warrant Shares.
(45)	For information regarding Overland Advisors, LLC, referred to in this prospectus as the Backstop Commitment Investor, see “Security Ownership of Certain Beneficial Owners and Management.”

Placement Warrants

Name of Selling Security Holder	Number of Placement Warrants Beneficially Owned Prior to the Offering	Number of Placement Warrants to be Sold Pursuant to this Prospectus	Number of Placement Warrants Beneficially Owned After the Offering	Percentage of Placement Warrants Beneficially Owned After the Offering
Transferees from Hennessy Capital Partners I, LLC (1):
Ansari 3 Twelve LLC II	88,758	88,758	—	—
BallyBunion, LLC	110,946	110,946	—	—
Bradley J. Bell Trust	128,698	128,698	—	—
Charles B. Lowrey II	44,378	44,378	—	—
Christian W.E. Haub	133,137	133,137	—	—
Daniel J. Hennessy	94,304	94,304	—	—
Daniel J. Hopkins Revocable Trust	22,189	22,189	—	—
Deforest P. Davis	88,758	88,758	—	—
DVDC/PEI, LLC	88,758	88,758	—	—
Gurpal Gill Singh	2,663	2,663	—	—
HLM Group LLC	44,379	44,379	—	—
Joseph Tabet	110,946	110,946	—	—
Kenneth Kranzberg Revocable Trust	110,947	110,947	—	—
Kevin Charlton	44,378	44,378	—	—
Markus Lahrkamp	66,569	66,569	—	—
Michael J. Hughes Revocable Trust	22,189	22,189	—	—
Nicholas Geeza	11,095	11,095	—	—
Richard Burns	133,136	133,136	—	—
Richard L. Sandor Revocable Trust	44,379	44,379	—	—
Richard P. Kiphart	110,947	110,947	—	—
Robert S. Karlblom	110,947	110,947	—	—
Steven D. Hovde	16,642	16,642	—	—
Sunshine Charitable Foundation	170,581	170,581	—	—
Thomas Hennessy	11,094	11,094	—	—
Tiffany A. Lytle	44,379	44,379	—	—
TLP Investment Holdings LLC	833,490	833,490	—	—
Varun Pratap Rakesh Chopra	1,775	1,775	—	—

(1)	On April 17, 2015, the HCAC Sponsor distributed to its equity owners all 2,690,462 of the Placement Warrants (representing the right to purchase a total of 1,345,231 shares of Common Stock) then owned by the HCAC Sponsor, subject to all lock-up restrictions. For each such equity owner, the securities reflected in the second and third columns in the table above represent the Placement Warrants distributed by the HCAC Sponsor to such equity owner. For information regarding each such equity owner that is not a natural person, see the footnote relating to such equity owner accompanying the immediately preceding table.

Series A Convertible Preferred Stock

Name of Selling Security Holder	Number of Shares of Series A Convertible Preferred Stock Beneficially Owned Prior to the Offering	Number of Shares of Series A Convertible Preferred Stock to be Sold Pursuant to this Prospectus	Number of Shares of Series A Convertible Preferred Stock Beneficially Owned After the Offering	Percentage of Shares of Series A Convertible Preferred Stock Beneficially Owned After the Offering
The Osterweis Strategic Income Fund	390,000(1)	390,000(1)	—	—
The Osterweis Strategic Investment Fund	10,000(2)	10,000(2)	—	—
Coliseum School Bus Holdings, LLC	100,000(3)	100,000(3)	—	—

(1)	These shares exclude 183,548 Series A Dividend Shares, which represent the number of shares of Series A Convertible Preferred Stock that we will pay as dividends on the security holder’s 390,000 shares of Series A Convertible Preferred Stock over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Series A Convertible Preferred Stock. Such 183,548 shares are covered by the registration statement of which this prospectus is a part.
(2)	These shares exclude 4,589 Series A Dividend Shares, which represent the number of shares of Series A Convertible Preferred Stock that we will pay as dividends on the security holder’s 10,000 shares of Series A Convertible Preferred Stock over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Series A Convertible Preferred Stock. Such 4,589 shares are covered by the registration statement of which this prospectus is a part.
(3)	These shares exclude 45,887 Series A Dividend Shares, which represent the number of shares of Series A Convertible Preferred Stock that we will pay as dividends on the security holder’s 100,000 shares of Series A Convertible Preferred Stock over the next five years if we pay all dividends on our Series A Convertible Preferred Stock in shares of Series A Convertible Preferred Stock. Such 45,887 shares are covered by the registration statement of which this prospectus is a part.

Material Relationships with Selling Security Holders

In addition to the transactions described below, please see “Certain Relationships and Related Transactions” appearing elsewhere in this prospectus for information regarding all other material relationships with our selling security holders within the past three years.

On February 24, 2015, Hennessy Capital consummated the business combination, pursuant to which Hennessy Capital acquired all of the outstanding capital stock of School Bus Holdings from the Seller, in accordance with the purchase agreement, dated as of September 21, 2014, by and among Hennessy Capital, the Seller and, solely for purposes of Section 10.01(a) thereof, the HCAC Sponsor, as amended on February 10, 2015 and February 18, 2015 (as so amended, the “Purchase Agreement”). Pursuant to the Purchase Agreement, the total purchase price was paid in a combination of cash ($100 million) and in shares of our Common Stock (12,000,000 shares valued at a total of $120 million). Concurrent with the consummation of the closing of the business combination, we changed our name from Hennessy Capital Acquisition Corp. to Blue Bird Corporation.

In connection with its execution of the Purchase Agreement, Hennessy Capital entered into, among other things, a backstop and subscription agreement with two funds managed by the Backstop Commitment Investor and a preferred subscription agreement with the PIPE Investment Investor. In the backstop and subscription agreement, the Backstop Commitment Investor made a commitment pursuant to which it agreed to purchase up to $10.0 million worth of shares of our Common Stock, through (x) open market or privately negotiated transactions with third parties, at a purchase price of up to $10.00 per share, (y) a private placement with consummation to occur concurrently with that of the business combination at a purchase price of $10.00 per share, or (z) a combination thereof. Other than 102,750 shares of our Common Stock issued to the Backstop Commitment Investor as a utilization fee, no shares of our Common Stock were issued by the Company to the Backstop Commitment Investor, in that such investor acquired all of its Common Stock commitment in the market prior to the consummation of the business combination. In the preferred subscription agreement, the PIPE Investment Investor agreed to purchase from Hennessy Capital, concurrent with the consummation of the closing of the business combination, 400,000 shares of Series A Convertible Preferred Stock for gross proceeds of approximately $40 million.

On February 18, 2015, Hennessy Capital entered into a subscription agreement with the Common/Preferred Investor pursuant to which the Common/Preferred Investor agreed to purchase (I) $25.0 million worth of shares of our Common Stock, through (x) open market or privately negotiated transactions with third parties, at a purchase price of up to $10.00 per share, (y) a private placement with consummation to occur concurrently with that of the business combination at a purchase price of $10.00 per share, or (z) a combination thereof and (II) 100,000 shares of Series A Convertible Preferred Stock for gross proceeds of approximately $10 million pursuant to a private placement to occur concurrently with that of the business combination. As a condition to closing the subscription agreement, Adam Gray, a principal of the Common/Preferred Investor, was added to our board of directors.

Concurrently with the execution of the Purchase Agreement, Hennessy Capital entered into a registration rights agreement with the Seller, the Backstop Commitment Investor and the PIPE Investment Investor. On February 18, 2015, that agreement was amended and restated to include the Common/Preferred Investor. The amended and restated agreement affords registration rights to the Seller, the Backstop Commitment Investor, the PIPE Investment Investor and the Common/Preferred Investor with respect to the Common Stock acquired by such parties from Hennessy Capital in connection with the business combination, the Series A Convertible Preferred Stock acquired by such parties from Hennessy Capital in connection with the business combination (including any shares of Series A Convertible Preferred Stock and Common Stock issuable as a dividend thereon) and the shares of Common Stock issuable upon conversion of such Series A Convertible Preferred Stock.

PLAN OF DISTRIBUTION

Issuance of Common Stock Underlying Warrants

The prices at which the shares of Common Stock underlying the Warrants covered by this prospectus may actually be disposed of may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

Pursuant to the terms of the Warrants, the shares of Common Stock issuable upon exercise thereof will be distributed to those Warrant holders who surrender the certificates representing the Warrants and provide payment of the exercise price through their brokers to our warrant agent, Continental Stock Transfer & Trust Company.

Resale of Common Stock, Placement Warrants and Series A Convertible Preferred Stock by Selling Security Holders

We are registering Common Stock, Placement Warrants and Series A Convertible Preferred Stock offered by this prospectus on behalf of the selling security holders named herein. The selling security holders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling Common Stock, Placement Warrants and/or Series A Convertible Preferred Stock received after the date of this prospectus from a selling security holder as a gift, pledge, limited liability company or partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their securities on Nasdaq (in the case of our Common Stock and Placement Warrants) or any other stock exchange, market or trading facility on which such securities are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale or at negotiated prices.

The selling security holders may use any one or more of the following methods when disposing of their securities or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	in underwritten transactions;

•	block trades in which the broker-dealer will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling security holders to sell a specified number of such securities at a stipulated price;

•	distribution to members, limited partners or stockholders of selling security holders;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling security holders may, from time to time, pledge or grant a security interest in some or all of the securities owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell their securities, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling security holders to include the pledgee, transferee or other successors in interest as selling security holders under this prospectus. The selling security holders also may transfer their securities in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our securities or interests therein, the selling security holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of our securities in the course of hedging the positions they assume. The selling security holders may also sell their securities short and deliver these securities to close out their short positions, or loan or pledge such securities to broker-dealers that in turn may sell these securities. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealers or other financial institutions of securities offered by this prospectus, which securities such broker-dealers or other financial institutions may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling security holders from the sale of the securities offered by them will be the purchase price of the security less discounts or commissions, if any. Each of the selling security holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of their securities to be made directly or through agents. We will not receive any of the proceeds from the resale of securities being offered by the selling security holders named herein. However, we will receive proceeds from the exercise of the Warrants if they are exercised by a holder thereof.

The selling security holders also may resell all or a portion of their securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling security holders and any broker-dealers that act in connection with the sale of securities might be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the securities to be sold, the names of the selling security holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

Blue Sky Restrictions on Resale

In order to comply with the securities laws of some states, if applicable, our securities may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states our securities may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

If a selling security holder wants to sell its securities under this prospectus in the United States, the selling security holders will also need to comply with state securities laws, also known as “Blue Sky laws,” with regard to secondary sales. All states offer a variety of exemptions from registration for secondary sales. Many states, for example, have an exemption for secondary trading of securities registered under Section 12(g) of the Securities

Exchange Act or for securities of issuers that publish continuous disclosure of financial and non-financial information in a recognized securities manual, such as Standard & Poor’s. The broker for a selling security holder will be able to advise a selling security holder in which states our securities are exempt from registration with that state for secondary sales.

Any person who purchases our securities from a selling security holder offered by this prospectus who then wants to sell such securities will also have to comply with Blue Sky laws regarding secondary sales.

When the registration statement that includes this prospectus becomes effective, and a selling security holder indicates in which state(s) such selling security holder desires to sell such selling security holder’s securities, we will be able to identify whether such selling security holder will need to register or will be able to rely on an exemption therefrom.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of securities in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling security holders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of their securities against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling security holders against liabilities, including certain liabilities under the Securities Act and state securities laws, relating to the registration of the securities offered by this prospectus.

We are required to pay all of our fees and expenses incident to the registration of the securities covered by this prospectus, including with regard to compliance with state securities or “blue sky” laws. All discounts, commissions or fees incurred in connection with the sale of securities offered hereby will be paid by the selling security holders, except that we will pay such discounts, commissions or fees on behalf of the Seller, the Backstop Commitment Investor, the PIPE Investment Investor and the Common/Preferred Investor pursuant to a registration rights agreement described above.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Stock

Our charter authorizes the issuance of 110.0 million shares, consisting of 100.0 million shares of Common Stock, $0.0001 par value per share, and 10.0 million shares of preferred stock, $0.0001 par value, 2.0 million of which have been designated as Series A Convertible Cumulative Preferred Stock and the remaining 8.0 million of which are undesignated. The outstanding shares of our Series A Convertible Preferred Stock and Common Stock are, and the shares of Common Stock issuable upon exercise of the outstanding Warrants and upon conversion of the outstanding Series A Convertible Preferred Stock will be upon issuance, duly authorized, validly issued, fully paid and non-assessable.

As of April 27, 2015, there were 20,692,794 shares of Common Stock outstanding excluding shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and upon exercise of unsurrendered Warrants.

Common Stock

The charter provides that the Common Stock will have identical rights, powers, preferences and privileges.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action. Holders of Common Stock are entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on Common Stock unless the shares of Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of our voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the Common Stock will be entitled to receive an equal amount per share of all of our assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

Preemptive or Other Rights

There are no sinking fund provisions applicable to the Common Stock.

Election of Directors

Our board of directors is divided into three separate classes with each class serving a three-year term. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

In the event of a liquidation, dissolution or winding up of our company, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over the Common Stock. Our stockholders have no preemptive or other subscription rights.

In accordance with Nasdaq Listing Rules, we are not required to hold an annual meeting until one year after our first fiscal year end following our listing on Nasdaq. Under Section 211(b) of the DGCL, we are, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws unless such election is made by written consent in lieu of such a meeting. We held a special meeting in lieu of annual meeting on February 23, 2015. Following that meeting, unless required by Nasdaq, we do not intend to hold an annual meeting of stockholders to elect new directors prior to the first calendar quarter of 2016 (following the end of fiscal 2015), and thus we may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the first calendar quarter of 2016, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

Founder Shares

The founder shares are shares of Common Stock that are identical to the shares of Common Stock included in the units that were sold in Hennessy Capital’s initial public offering, and holders of founder shares have the same stockholder rights as public stockholders, except that the founder shares are subject to certain transfer restrictions, as described in more detail below.

With certain limited exceptions, the founder shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with the HCAC Sponsor, each of whom will be subject to the same transfer restrictions) until the earlier of one year after the completion of our business combination or earlier if, (x) subsequent to our business combination, the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our business combination, or (y) the date following the completion of our business combination on which we complete a liquidation, merger, stock exchange or other similar transaction that results in all of our stockholders having the right to exchange their shares of Common Stock for cash, securities or other property worth at least $12.00 per share.

Preferred Stock

Our charter provides that shares of preferred stock may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The ability of our board of directors to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of our company or the removal of existing management.

Series A Convertible Preferred Stock

We have designated 2,000,000 shares of preferred stock as Series A Convertible Cumulative Preferred Stock and, on February 24, 2015, issued 500,000 shares of such series. We refer to that series as our “Series A Convertible Preferred Stock.”

Under the Certificate of Designations, each share of Series A Convertible Preferred Stock will be convertible, at the holder’s option at any time, initially into approximately 8.6281 shares of our Common Stock (assuming a conversion price of approximately $11.59 per share), subject to specified adjustments as set forth in the Certificate of Designations. Based on the assumed conversion rate, a total of 4,314,063 shares of Series A Convertible Preferred Stock would be issuable upon conversion of all of the currently outstanding shares of Series A Convertible Preferred Stock, when issued, assuming the absence of in-kind dividends. On or after the third anniversary of the initial issuance date but prior to the fifth anniversary of the initial issuance date, we will have the right, at our option, to give notice of our election to cause all outstanding shares of the Series A Convertible Preferred Stock to be automatically converted into shares of our Common Stock at the then-effective conversion rate, if the weighted average price (as defined in the Certificate of Designations) of our Common Stock equals or exceeds 140% of the then-current conversion price for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days. On or after the fifth anniversary of the initial issuance date but prior to the seventh anniversary of the initial issuance date, we will have the right, at our option, to give notice of our election to cause all outstanding shares of the Series A Convertible Preferred Stock to be automatically converted into shares of our Common Stock at the then-effective conversion rate, if the weighted average price of our Common Stock equals or exceeds 115% of the then-current conversion price for at least 20 trading days (whether or not consecutive) in a period of 30 consecutive trading days. On or after the seventh anniversary of the initial issuance date, we will have the right, at our option, to give notice of our election to cause all outstanding shares of the Series A Convertible Preferred Stock to be automatically converted into shares of our Common Stock at the then-effective conversion rate, if the weighted average price of our Common Stock equals or exceeds the then-current conversion price for at least 10 consecutive trading days. If the Company undergoes certain fundamental changes (as more fully described in the Certificate of Designations but including, among other things, certain change-in-control transactions, recapitalizations, asset sales and liquidation events), the Series A Convertible Preferred Stock may, within 15 days following the effective date of such fundamental change and at the election of the holder, be converted into our Common Stock at a conversion rate (subject to certain adjustments) equal to the greater of (i) the sum of the conversion rate on the effective date of such fundamental change plus the additional shares received by holders of Series A Convertible Preferred Stock following such fundamental change (as set forth in the Certificate of Designations) and (ii) the quotient of (x) $100.00, divided by (y) the greater of (A) the applicable holder stock price and (B) 66 2/3% of the closing sale price of the Common Stock on the issue date, where the “holder stock price” means, in the case of a fundamental change in which the holders of our Common Stock will receive only cash consideration, the price to be paid per share for such fundamental change and, in all other cases, the average closing sale price of our Common Stock on the 10 consecutive trading days immediately preceding the effective date of the fundamental change.

The Series A Convertible Preferred Stock contains limitations that prevent the holders thereof from acquiring shares of our Common Stock upon conversion that would result in (i) the number of shares beneficially owned by such holder and its affiliates exceeding 9.99% of the total number of shares of Common Stock then outstanding (referred to in this prospectus as the Beneficial Ownership Limitation) or (ii) the Series A Convertible Preferred Stock being converted into more than 19.99% of the shares of Common Stock outstanding on the initial issue date of the Series A Convertible Preferred Stock without, in the latter instance, stockholder approval of such issuance. Such stockholder approval has been granted. A holder subject to the Beneficial Ownership Limitation will cease to be subject to that limitation upon 65 days’ prior written notice to us. On March 7, 2015, one such holder—CSB, a fund managed by Coliseum Capital Management, LLC—gave such notice to us.

The Series A Convertible Preferred Stock also contains terms prohibiting the payment of cash dividends on the Common Stock and the repurchase or redemption of the Common Stock unless at the time of such payment, repurchase or redemption (i) all accumulated dividends on the Series A Convertible Preferred Stock are paid or set aside and (ii) the payment of the dividend in respect of the Series A Convertible Preferred Stock for the most recent dividend period has been paid in cash or has been declared with the set-aside of a sum sufficient for payment thereof.

Dividends on the Series A Convertible Preferred Stock are cumulative at the Dividend Rate. The “Dividend Rate” is the rate per annum of 7.625% per share of Series A Convertible Preferred Stock on the liquidation preference (which is $100.00 per share). Dividends on the Series A Convertible Preferred Stock will accrue for all fiscal periods during which the Series A Convertible Preferred Stock is outstanding, regardless of whether we have earnings in such period, whether there are funds legally available for the payment of such dividends and whether or not the dividends are authorized or declared. Dividends for any period less than a full quarterly period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

Dividends are payable quarterly in arrears in cash or, at our election, in shares of Series A Convertible Preferred Stock or Common Stock. The “Dividend Payment Dates” are March 15, June 15, September 15 and December 15 of each year, beginning on the first of such dates after the date of first issuance of the Series A Convertible Preferred Stock. The “Dividend Record Dates” with respect to any Dividend Payment Date are February 15, May 15, August 15 or November 15, as applicable, immediately preceding the Dividend Payment Date. No dividend will be declared or paid upon, or any amount set apart for the payment of dividends upon, any outstanding shares of Series A Convertible Preferred Stock for any dividend period unless all dividends for all preceding periods have been declared and paid, or declared and a sufficient amount has been set apart for the payment of such dividends on all outstanding shares of Series A Convertible Preferred Stock.

In general, no dividends may be declared, made or set apart for payment upon any Parity Stock or Junior Stock, unless all accumulated and unpaid dividends on the Series A Convertible Preferred Stock have been or contemporaneously are declared and paid in cash. “Parity Stock” means any class of our capital stock or series of preferred stock established after the first issuance of the Series A Convertible Preferred Stock the terms of which expressly provide that such class or series will rank on a parity with the Series A Convertible Preferred Stock as to dividend rights, and/or rights upon our liquidation and/or voting rights. “Junior Stock” means our Common Stock and any class of capital stock or series of preferred stock established after the first issuance of the Series A Convertible Preferred Stock the terms of which expressly provide that such class or series will rank junior to the Series A Convertible Preferred Stock as to dividend rights or rights upon our liquidation.

If we elect to make a dividend payment, or any portion thereof, in shares of Series A Convertible Preferred Stock, the number of shares deliverable will be equal to the quotient of (i) the cash amount of such dividend payment that would apply if no payment were to be made in Series A Convertible Preferred Stock divided by $100.00 (equitably adjusted by our Board of Directors for any stock splits, combinations or similar transactions).

If we elect to make a dividend payment, or any portion thereof, in shares of Common Stock, the number of shares deliverable will be (i) the cash amount of the dividend payment that would apply if no payment were to be made in Common Stock divided by (ii) the product of (x) the weighted average price of the Common Stock for each of the 10 consecutive trading days ending on the second trading day immediately preceding the applicable Dividend Payment Date (as equitably adjusted by our Board of Directors for stock splits, combinations or similar transactions) multiplied by (y) 0.95%; provided that at least two trading days prior to the beginning of the averaging period described above, we will provide written notice of such election to the holders of Series A Convertible Preferred Stock.

We will make dividend payments in cash, except to the extent we elect to make all or any portion of such payment in shares of Series A Convertible Preferred Stock or Common Stock or any combination thereof. We are obligated to give the holders of Series A Convertible Preferred Stock notice of any such election and the portion of the payment that will be made in cash and the portion that will be made in Series A Convertible Preferred Stock or Common Stock no later than 12 trading days prior to the Dividend Payment Date for such dividend.

Except as required by Delaware law, holders of the Series A Convertible Preferred Stock will have no voting rights except with respect to the approval of any material and adverse amendment to our certificate of incorporation, and certain significant holders of Series A Convertible Preferred Stock may have approval rights with respect to certain key economic terms of the Series A Convertible Stock, as set forth in the Certificate of Designations.

Warrants

Public Warrants

There are currently 8,809,538 Public Warrants outstanding, which were originally sold as part of units in Hennessy Capital’s initial public offering. Each Warrant entitles the registered holder to purchase one-half of one share of our Common Stock at a price of $5.75 per one-half of one share ($11.50 per whole share), subject to adjustment as discussed below, at any time commencing 30 days after the completion of our business combination. Public Warrants may be exercised only for a whole number of shares of our Common Stock. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will expire on February 24, 2020, five years after the completion of our business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares of Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the Public Warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable for cash or on a cashless basis, and we will not be obligated to issue any shares to holders seeking to exercise their Public Warrants, unless the issuance of the shares upon such exercise is registered or qualified under the securities laws of the state of the exercising holder, unless an exemption is available. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Warrant will not be entitled to exercise such Warrant and such Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant. In the event that a registration statement is not effective for the exercised Warrants, the purchaser of a unit containing such Warrant will have paid the full purchase price for the unit solely for the share of Common Stock underlying such unit.

We have agreed that as soon as practicable, but in no event later than fifteen (15) business days, after the closing of our business combination, to use our best efforts to file with the SEC the registration statement of which this prospectus is a part for the registration, under the Securities Act, of the shares of Common Stock issuable upon exercise of the Public Warrants. We will use our best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the applicable Warrant agreement. Notwithstanding the above, if our Common Stock is at the time of any exercise of a Warrant not listed on a national securities exchange such that it satisfies the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement or register or qualify the shares under blue sky laws.

Once the Public Warrants become exercisable, we may call the Public Warrants for redemption:

•	in whole and not in part;

•	at a price of $0.01 per Warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each Warrant holder; and

•	if, and only if, the reported last sale price of the Common Stock equals or exceeds $24.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date we send the notice of redemption to the Warrant holders.

If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $24.00 redemption trigger price as well as the Warrant exercise price of $5.75 per one-half of one share ($11.50 per whole share) after the redemption notice is issued.

If we call the Public Warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise his, her or its Public Warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their Public Warrant on a “cashless basis,” our management will consider, among other factors, our cash position, the number of Warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our Warrants. If our management takes advantage of this option, all holders of Public Warrants would pay the exercise price by surrendering their Warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the Common Stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of Warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the Warrants, including the fair market value in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a Warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Warrants after our business combination. If we call our Public Warrants for redemption and our management does not take advantage of this option, the HCAC Sponsor and its permitted transferees would still be entitled to exercise their Placement Warrants for cash or on a cashless basis using the same formula described above that other Warrant holders would have been required to use had all Warrant holders been required to exercise their Warrants on a cashless basis, as described in more detail below.

A holder of a Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the Warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the Warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Common Stock in connection with the business combination or (d) as a result of the repurchase of shares of Common Stock by us, then the Warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each Warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the Warrants is adjusted, as described above, the Warrant exercise price will be adjusted by multiplying the Warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Warrants would have received if such holder had exercised their Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender, exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by us in connection with redemption rights held by stockholders as provided for in our charter or as a result of the repurchase of shares of Common Stock by us in connection with the business combination) under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of Common Stock, the holder of a Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a stockholder if such Warrant holder had exercised the Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Common Stock held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the Warrant agreement. Additionally, if less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Warrant properly exercises the Warrant within thirty days following public disclosure of such transaction, the Warrant exercise price will be reduced as specified in the Warrant agreement based on the per share consideration minus the Black-Scholes value (as defined in the Warrant agreement) of the Warrant.

The Public Warrants were issued in registered form under a Warrant agreement between Continental Stock Transfer & Trust Company, as Warrant agent, and us. The Warrant agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the Warrant agent, with the exercise form on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of Warrants being exercised. The Warrant holders do not have the rights or privileges of holders of Common Stock and any voting rights until they exercise their Warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the Public Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of shares of Common Stock to be issued to the Warrant holder.

Placement Warrants

The HCAC Sponsor purchased 12,125,000 Placement Warrants purchased at a price of $0.50 per unit for an aggregate purchase price of $6,062,500 in a private placement that occurred concurrently with the consummation of Hennessy Capital’s initial public offering. The Placement Warrants are identical to the Public Warrants sold in the initial public offering, except that, if held by the HCAC Sponsor or its permitted assigns, they (a) may be exercised for cash or on a cashless basis; and (b) are not subject to being called for redemption.

The Placement Warrants were sold in a private placement pursuant to Regulation D of the Securities Act and exempt from registration requirements under the federal securities laws. However, the holders of these Placement Warrants have agreed that they will not exercise them if, at the time of exercise, an effective registration statement and a current prospectus relating to the Common Stock issuable upon exercise of the Public Warrants is not available, unless, at that time, the Public Warrants are exercisable on a cashless basis.

Substantially concurrently with the execution of the Purchase Agreement, Hennessy Capital entered into a letter agreement relating to the Sponsor Warrant Exchange, which provides for the exchange of that number of outstanding Placement Warrants equal to (i) 12,125,000 less (ii) the number of Public Warrants validly tendered and not withdrawn in the now completed exchange offer for the Public Warrants, in exchange for shares of our Common Stock at an exchange ratio of 0.1 of a share of our Common Stock for each Placement Warrant. The Sponsor Warrant Exchange occurred on March 17, 2015, at which time the HCAC Sponsor exchanged 9,434,538 Placement Warrants for 943,453 shares of our Common Stock.

Dividends

We have not paid any cash dividends on our Common Stock to date and do not intend to pay cash dividends although we may pay cash dividends on any shares of Series A Convertible Preferred Stock. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements, debt covenants and general financial condition. The payment of any cash dividends will be within the discretion of our board of directors at such time.

Under our credit facilities, dividends and distributions are permitted to be made by our subsidiaries to us without restriction, but there are restrictions on the ability (i) of our company to pay dividends or make other distributions to School Bus Holdings or to other direct or indirect parent entities of the borrower, including our company, and (ii) of School Bus Holdings to pay dividends or make other distributions to its equity holders. Notwithstanding the foregoing, there are certain exceptions to these restrictions, including, without limitation:

•	dividends and distributions payable solely in equity interests;

•	redemptions or repurchases of equity interests held by management, subject to certain restrictions;

•	dividends and distributions used to pay tax liabilities attributable to the income of certain entities and to pay other taxes and corporate overhead of School Bus Holdings, subject to certain restrictions; and

•	subject to certain restrictions (including compliance with a total leverage test), dividends and distributions up to an “Available Amount”, which is a builder basket comprised of (among other things) the portion of excess cash flow not required to be used to prepay the loans and the proceeds of certain equity issuances by School Bus Holdings.

Our Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and Warrant agent for our Warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and Warrant agent, its agents and each of its stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. This statute prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of our outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder,

for three years following the date that the stockholder became an interested stockholder.

A “business combination” includes a merger or sale of more than 10% of our assets. However, the above provisions of Section 203 do not apply if:

•	our board of directors approves the transaction that made the stockholder an “interested stockholder,” prior to the date of the transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than statutorily excluded shares of Common Stock; or

•	on or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at a meeting of our stockholders, and not by written consent, by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Rule 144

Pursuant to Rule 144, a person who has beneficially owned restricted shares of our Common Stock or Warrants for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted shares of our Common Stock or Warrants for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•	1% of the total number of shares of Common Stock then outstanding; or

•	the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

For purposes of the six-month holding period requirement of Rule 144, a person who beneficially owns restricted shares of our Common Stock issued pursuant to a cashless exercise of a Warrant shall be deemed to have acquired such shares, and the holding period for such shares shall be deemed to have commenced, on the date the Warrant was originally issued.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•	the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company (which, in our case, is likely to occur one year after the January 20, 2015 filing of the definitive proxy statement relating to the business combination).

As of April 27, 2015, we had 20,692,794 shares of Common Stock outstanding. Of these shares, the 4,005,300 shares that were sold in our initial public offering and were not redeemed in connection with the business combination and the 269,041 shares of Common Stock that we issued in exchange for Public Warrants are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. All of the 872,250 founder shares distributed by the HCAC Sponsor to its equity owners and related parties are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this prospectus, there are 11,500,000 Warrants outstanding, consisting of 8,809,538 Public Warrants originally sold as part of units in our initial public offering and 2,690,462 Placement Warrants that were issued to the HCAC Sponsor in a private sale concurrently with the consummation of our initial public offering and subsequently distributed by the HCAC Sponsor to its equity owners. Each Warrant is exercisable for one-half of one share of our Common Stock, in accordance with the terms of the Warrant agreement governing the Warrants. The Public Warrants are freely tradable. In addition, we were obligated to file no later than 15 business days after the closing of the business combination a registration statement under the Securities Act covering the shares of our Common Stock that may be issued upon the exercise of the Warrants and cause such registration statement to become effective and maintain the effectiveness of such registration statement until the expiration of the Warrants. This prospectus is part of that registration statement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax considerations relevant to the purchase, ownership, disposition and conversion of the Series A Convertible Preferred Stock and the ownership and disposition of any Common Stock received upon conversion of the Series A Convertible Preferred Stock.

This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, rulings and judicial decisions as of the date hereof. These authorities may change, perhaps retroactively, which could result in U.S. federal income tax consequences different from those summarized below. This discussion only applies to purchasers who purchase and hold the Series A Convertible Preferred Stock as capital assets within the meaning of Section 1221 of the Code (generally property held for investment). This discussion does not address all aspects of U.S. federal income taxation (such as the alternative minimum tax) and does not describe any foreign, state, local or other tax considerations that may be relevant to a purchaser or holder of Series A Convertible Preferred Stock in light of their particular circumstances. In addition, this discussion does not describe the U.S. federal income tax consequences applicable to a purchaser or holder of Series A Convertible Preferred Stock who is subject to special treatment under U.S. federal income tax laws (including, a corporation that accumulates earnings to avoid U.S. federal income tax, a pass-through entity or an investor in a pass-through entity, a tax-exempt entity, a pension or other employee benefit plan, a financial institution or broker-dealer, a regulated investment company, a real estate investment trust, a foreign government or international organization, a U.S. Holder (as defined below) whose “functional currency” is not the U.S. dollar, a person holding Series A Convertible Preferred Stock as part of a hedging or conversion transaction or straddle, a person subject to the alternative minimum tax, an insurance company, a former U.S. citizen, or a former long-term U.S. resident). We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion. The conclusions in this discussion are based on professional judgment and are not a guarantee of a result and are not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the conclusions set forth herein will be sustained if challenged by the Internal Revenue Service.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our Series A Convertible Preferred Stock, the U.S. federal income tax treatment of a partner of that partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our Series A Convertible Preferred Stock, you should consult your tax advisor as to the particular U.S. federal income tax consequences of holding and disposing of our Series A Convertible Preferred Stock.

IF YOU ARE CONSIDERING THE PURCHASE OF OUR SERIES A CONVERTIBLE PREFERRED STOCK, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SERIES A CONVERTIBLE PREFERRED STOCK IN LIGHT OF YOUR PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER OTHER FEDERAL TAX LAW AND THE LAWS OF APPLICABLE

STATE, LOCAL AND FOREIGN TAXING JURISDICTIONS. YOU SHOULD ALSO CONSULT WITH YOUR TAX ADVISOR CONCERNING ANY POSSIBLE ENACTMENT OF LEGISLATION THAT WOULD AFFECT YOUR INVESTMENT IN OUR SERIES A CONVERTIBLE PREFERRED STOCK IN YOUR PARTICULAR CIRCUMSTANCES.

U.S. Holders:

You are a “U.S. Holder” if you are a beneficial owner of Series A Convertible Preferred Stock and you are for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if it (a) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (b) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Distributions in General. If distributions are made with respect to our Series A Convertible Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce a U.S. Holder’s tax basis in the Series A Convertible Preferred Stock on a share-by-share basis, and the excess will be treated as gain from the disposition of the Series A Convertible Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—U.S. Holders: Sale or Other Disposition.”

Dividends received by individual U.S. Holders of Series A Convertible Preferred Stock will be subject to a preferential rate (currently 20%) if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes. The rate reduction does not apply to dividends received to the extent that the individual U.S. Holder elects to treat the dividends as “investment income,” which may be offset against investment expenses. Furthermore, the rate reduction does not apply to dividends that are paid to individual U.S. Holders with respect to Series A Convertible Preferred Stock that is held for 60 days or less during the 121-day period beginning on the date which is 60 days before the date on which the Series A Convertible Preferred Stock becomes ex-dividend. Also, if a dividend received by an individual U.S. Holder that qualifies for the rate reduction is an “extraordinary dividend” within the meaning of Section 1059 of the Code, any loss recognized by such individual U.S. Holder on a subsequent disposition of the stock will be treated as long-term capital loss to the extent of such “extraordinary dividend,” irrespective of such U.S. Holder’s holding period for the stock. In addition, dividends recognized by U.S. Holders that are individuals (and certain estates and trusts) could be subject to the 3.8% tax on net investment income. Individual U.S. Holders should consult their tax advisor regarding the implications of these rules in light of their particular circumstances.

Dividends received by corporations generally will be eligible for the dividends-received deduction. This deduction is allowed if the underlying stock is held for at least 45 days during the 91 day period beginning on the date 45 days before the ex-dividend date of the stock, and for cumulative preferred stock with an arrearage of dividends, the holding period is at least 91 days during the 181 day period beginning on the date 90 days before the ex-dividend date of the stock. If a corporate stockholder receives a dividend on the Series A Convertible Preferred Stock that is an “extraordinary dividend” within the meaning of Section 1059 of the Code, the corporate stockholder in certain instances must reduce its basis in the Series A Convertible Preferred Stock by the amount of the “nontaxed portion” of such “extraordinary dividend” that results from the application of the dividends-received deduction. If the “nontaxed portion” of such “extraordinary dividend” exceeds such corporate stockholder’s basis, any excess will be taxed as gain as if such stockholder had disposed of its shares in the year the “extraordinary dividend” is paid. Each corporate U.S Holder of Series A Convertible Preferred Stock is urged to consult with its tax advisor with respect to the eligibility for and amount of any dividends received deduction and the application of Section 1059 of the Code to any dividends it receives.

Distribution of Additional Shares of Series A Convertible Preferred Stock or Common Stock. As discussed under “Description of Capital Stock—Authorized and Outstanding Stock—Series A Convertible Preferred Stock,” the Certificate of Designations permits us to pay dividends on Series A Convertible Preferred Stock “in-kind” in additional shares of Series A Convertible Preferred Stock or Common Stock. Such distributions of additional shares of Series A Convertible Preferred Stock or Common Stock should be treated as taxable distributions in the same manner as cash distributions. The amount of the distribution and basis of the shares of Series A Convertible Preferred Stock or Common Stock received will be equal to the fair market value of such shares on the distribution date.

Adjustment of Conversion Price. The conversion price of the Series A Convertible Preferred Stock may be subject to adjustment under certain circumstances. Treasury regulations promulgated under Section 305 of the Code could treat a U.S. Holder of our Series A Convertible Preferred Stock as having received a constructive distribution includable in such U.S. Holder’s income in the manner described under “Material U.S. Federal Income Tax Consequences—U.S. Holders: Distributions in General,” above, if and to the extent that certain adjustments in the conversion price increase the proportionate interest of the U.S. Holder in our earnings and profits or assets. For example, an increase in the conversion rate to reflect a taxable dividend to holders of common stock will generally give rise to a deemed taxable dividend to the holders of convertible preferred stock to the extent of an allocable portion of our current and accumulated earnings and profits. Thus, under certain circumstances, U.S. Holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution in the interest of the U.S. Holders of the Series A Convertible Preferred Stock (other than an adjustment in respect of a taxable dividend on the Common Stock), however, generally will not be considered to result in a constructive dividend distribution.

Conversion of the Series A Convertible Preferred Stock. Upon conversion of some or all of a U.S. Holder’s Series A Convertible Preferred Stock into Common Stock, whether resulting from the U.S. Holder’s exercise of the conversion option or election upon a Fundamental Change, or the Company’s exercise of one of the mandatory conversion rights, the U.S. Holder, as a general rule, will not recognize any gain or loss. Except to the extent of Common Stock treated as received in respect of any dividends in arrears, the adjusted tax basis of Common Stock received on conversion will equal the adjusted tax basis of the Series A Convertible Preferred Stock converted (reduced by the portion of adjusted tax basis allocated to any fractional shares of Common Stock exchanged for cash, as described below), and the holding period of such Common Stock received on conversion will generally include the period during which the Series A Convertible Preferred Stock was held prior to conversion. A U.S. Holder of Series A Convertible Preferred Stock may recognize dividend income to the extent there are dividends in arrears on such convertible preferred stock at the time of conversion into Common Stock.

Cash received in lieu of a fractional share of Common Stock will generally be treated as a payment in a taxable exchange for such fractional share, and gain or loss will be recognized on the receipt of cash in an amount equal to the difference between the amount of cash received and the amount of adjusted tax basis allocable to the fractional share.

Sale or Other Disposition. A U.S. Holder will generally recognize capital gain or loss on a sale or exchange of our Series A Convertible Preferred Stock or Common Stock equal to the difference between the amount realized upon the sale or exchange (not including any proceeds attributable to declared and unpaid dividends, which will be taxable to U.S. Holders of record as described above under “Material U.S. Federal Income Tax Consequences—U.S. Holders: Distributions in General”) and the U.S. Holder’s adjusted tax basis in the shares sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gains of non-corporate taxpayers are taxed at a preferential rate (currently 20%). The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information reporting and backup withholding may apply with respect to payments of dividends on the Series A Convertible Preferred Stock and to certain payments of proceeds on the sale or other disposition of Series A Convertible Preferred Stock or Common Stock. Certain non-corporate U.S. Holders may be subject to U.S. backup withholding (currently at a rate of 28%) on payments of dividends on the Series A Convertible Preferred Stock and certain payments of proceeds on the sale or other disposition of our Series A Convertible Preferred Stock or Common Stock unless the beneficial owner thereof furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, which may entitle the U.S. Holder to a refund, provided the U.S. Holder timely furnishes the required information to the Internal Revenue Service.

Non-U.S. Holders:

You are a “Non-U.S. Holder” if you are a beneficial owner of Series A Convertible Preferred Stock and you are not a “U.S. Holder.”

Distributions on the Series A Convertible Preferred Stock. If distributions (whether in cash, Common Stock or Series A Convertible Preferred Stock) are made with respect to our Series A Convertible Preferred Stock, such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code and may be subject to withholding as discussed below. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied to reduce the Non-U.S. Holder’s basis in the Series A Convertible Preferred Stock and, to the extent such portion exceeds the Non-U.S. Holder’s basis, the excess will be treated as gain from the disposition of the Series A Convertible Preferred Stock, the tax treatment of which is discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. Holders: Disposition of Series A Convertible Preferred Stock, Including Redemptions.” In addition, although we believe we are not currently a U.S. real property holding corporation, i.e. a “USRPHC,” if we were to meet the definition of a USRPHC and any distribution exceeds our current and accumulated earnings and profits, we will need to choose to satisfy our withholding requirements either by treating the entire distribution as a dividend, subject to the withholding rules in the following paragraph (and withhold at a minimum rate of 10% or such lower rate as may be specified by an applicable income tax treaty for distributions from a USRPHC), or by treating only the amount of the distribution equal to our reasonable estimate of our current and accumulated earnings and profits as a dividend, subject to the withholding rules in the following paragraph, with the excess portion of the distribution subject to withholding at a rate of 10% or such lower rate as may be specified by an applicable income tax treaty as if such excess were the result of a sale of shares in a USRPHC (discussed below under “Material U.S. Federal Income Tax Consequences—Non-U.S. Holders: Sale or Other Disposition”), with a credit generally allowed against the Non-U.S. Holder’s U.S. federal income tax liability in an amount equal to the amount withheld from such excess.

Dividends or any other taxable distribution (whether in cash, Common Stock or Series A Convertible Preferred Stock) paid to a Non-U.S. Holder of our Series A Convertible Preferred Stock will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by statute or an applicable income tax treaty. Any required withholding tax may be satisfied by the withholding agent through a sale of a portion of the shares received by a Non-U.S. Holder in a taxable distribution or may be withheld from cash dividends or sales proceeds subsequently paid or credited to a Non-U.S. Holder. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, where a tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied including completing Internal Revenue Service Form W-8ECI (or any successor form or other applicable form). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code, unless an applicable income tax treaty provides otherwise. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of our Series A Convertible Preferred Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN or W-8BEN-E (or any successor form or other applicable form) and certify under penalties of perjury that such Non-U.S. Holder is not a United States person as defined under the Code and is eligible for treaty benefits, or (b) if our Series A Convertible Preferred Stock is held through certain foreign intermediaries, complete Internal Revenue Service Form W-8IMY and all required attachments (or any successor form or other applicable form) and satisfy the relevant certification requirements of applicable Treasury regulations.

A Non-U.S. Holder of our Series A Convertible Preferred Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale or Other Disposition. Any gain realized by a Non-U.S. Holder on the disposition of our Series A Convertible Preferred Stock or Common Stock will not be subject to U.S. federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•	we are or have been a USRPHC for U.S. federal income tax purposes, as such term is defined in Section 897(c) of the Code, and such Non-U.S. Holder owned beneficially (directly or pursuant to attribution rules) more than 5% of the total fair market value of our Series A Convertible Preferred Stock or Common Stock, as applicable, at any time during the five year period ending either on the date of disposition of such interest or other applicable determination date. This assumes that our Series A Convertible Preferred Stock or Common Stock, as applicable, is regularly traded on an established securities market, within the meaning of Section 897(c)(3) of the Code.

A Non-U.S. Holder described in the first bullet point immediately above will generally be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code, and if the Non-U.S. Holder is a corporation, may also be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax (or at such reduced rate as may be provided by an applicable income tax treaty) on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States. A Non-U.S. Holder described in the third bullet point above will be subject to U.S. federal income tax under regular graduated U.S. federal income tax rates with respect to the gain recognized in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code.

If a Non-U.S. Holder is subject to U.S. federal income tax on any sale, exchange, redemption (except as discussed below), or other disposition of the Series A Convertible Preferred Stock or Common Stock, such Non-U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized by the Non-U.S. Holder and the Non-U.S. Holder’s adjusted tax basis in the Series A Convertible Preferred Stock or Common Stock, as applicable. Such capital gain or loss will be long-term capital gain or loss if the Non-U.S. Holder’s holding period for the Series A Convertible Preferred Stock or Common Stock, as applicable, is longer than one year. A Non-U.S. Holder should consult its own tax advisors with respect to applicable tax rates and netting rules for capital gains and losses. Certain limitations exist on the deduction of capital losses by both corporate and non-corporate taxpayers.

Information Reporting and Backup Withholding. We must report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of dividends paid to such Non-U.S. Holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will not be subject to backup withholding on dividends paid to such Non-U.S. Holder as long as such Non-U.S. Holder certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person as defined under the Code), or such Non-U.S. Holder otherwise establishes an exemption.

Depending on the circumstances, information reporting and backup withholding may apply to the proceeds received from a sale or other disposition of our Series A Convertible Preferred Stock or Common Stock unless the beneficial owner certifies under penalties of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

FATCA. The U.S. Foreign Account Tax Compliance Act (“FATCA”) will generally impose a 30% withholding tax on dividends on Series A Convertible Preferred Stock and the gross proceeds of a disposition of Series A Convertible Preferred Stock or Common Stock that are paid to: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code and the Treasury regulations thereunder) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that have U.S. owners) and satisfies other requirements, or is otherwise exempt from FATCA withholding; and (ii) a “non-financial foreign entity” (as that term is defined in Section 1472(d) of the Code and the Treasury regulations thereunder) unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements, or otherwise is exempt from FATCA withholding. Intergovernmental agreements entered into between the United States and a foreign jurisdiction may modify these requirements. A Non-U.S. Holder should consult its own tax advisor regarding the application of this legislation to it. FATCA withholding will apply to dividends paid on shares of our Series A Convertible Preferred Stock, and, commencing January 1, 2017, to gross proceeds from the disposition of shares of our Series A Convertible Preferred Stock or Common Stock.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Lowenstein Sandler LLP of New York, New York.

EXPERTS

The audited historical financial statements of School Bus Holdings Inc. included on page F-1 of Hennessy Capital Acquisition Corp.’s definitive proxy statement dated January 20, 2015 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Hennessy Capital Acquisition Corp. as of December 31, 2013 and for the period September 24, 2013 (inception) through December 31, 2013, have been incorporated by reference herein in reliance upon the report of Rothstein Kass & Company, P.C., independent registered public accounting firm, incorporated by reference herein, and upon the authority of Rothstein Kass as experts in accounting and auditing.

The financial statements of Hennessy Capital Acquisition Corp. as of December 31, 2014 and for the year then ended, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents previously filed by us with the SEC are incorporated in this prospectus by reference:

•	Hennessy Capital’s definitive proxy statement, dated January 20, 2015, filed by us with the SEC in connection with our 2015 special meeting in lieu of annual meeting (the “Definitive Proxy Statement”);

•	Hennessy Capital’s proxy statement supplement, dated February 10, 2015, filed by us with the SEC to supplement the Definitive Proxy Statement;

•	Current Reports on Form 8-K filed by Hennessy Capital with the SEC on January 7, 2015, January 22, 2015, February 9, 2015, February 10, 2015, February 11, 2015, February 17, 2015, February 19, 2015 and February 23, 2015 (in each case, excluding any information deemed furnished under Items 2.02 or 7.01 of Form 8-K, including the related exhibits, which information is not incorporated by reference herein);

•	Current Reports on Form 8-K filed by Blue Bird Corporation with the SEC on February 26, 2015, March 2, 2015 (two reports, one of which was amended on March 6, 2015 and on April 23, 2015), March 3, 2015, March 6, 2015, March 18, 2015 and April 16, 2015 (in each case, excluding any information deemed furnished under Items 2.02 or 7.01 of Form 8-K, including the related exhibits, which information is not incorporated by reference herein);

•	Hennessy Capital’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed under the name Blue Bird Corporation with the SEC on February 27, 2015; and

•	the description of our Common Stock contained in Item 2.01 of our Current Report on Form 8-K dated March 2, 2015, including any amendments or reports filed for the purposes of updating such description.

All reports and other documents that we file pursuant to Sections 13(a) and 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all such securities then remaining unsold shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing of such reports and documents. We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, copies of these filings, excluding all exhibits unless an exhibit has been specifically incorporated by reference in such filings, at no cost, upon written or oral request made to Jeffrey Merten at (478) 822-2496 or at Jeff.Merten@blue-bird.com or by writing to Mr. Merten c/o Blue Bird Corporation, 402 Blue Bird Boulevard, Fort Valley, Georgia 31030.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission under the Securities Act of 1933. This prospectus omits some information and exhibits included in the registration statement, copies of which may be obtained upon payment of a fee prescribed by the Commission or may be examined free of charge at the principal office of the SEC in Washington, D.C.

We are subject to the informational requirements of the Exchange Act and in accordance therewith file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information filed by us with the SEC can be inspected and copied at the Public Reference Room maintained by the SEC at 100 Fifth Street, N.E., Washington, D.C. 20549. Copies of filings can be obtained from the Public Reference Room maintained by the SEC by calling the SEC at 1-800-SEC-0330. In addition, the Commission maintains a website that contains reports, proxy and informational statements and other information filed electronically with the SEC at http://www.sec.gov.

Blue Bird Corporation will set forth on its public website (www.blue-bird.com) its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after Blue Bird Corporation electronically files such material with the SEC. You may request, orally or in writing, copies of any of these documents, which will be provided to you at no cost, by contacting Jeffrey Merten, our Director, Investor Relations & New Business Development, at (478)822-2496 or at Jeff.Merten@blue-bird.com or by writing to Mr. Merten c/o Blue Bird Corporation, 402 Blue Bird Boulevard, Fort Valley, Georgia 31030. The websites maintained by Blue Bird Corporation and Hennessy Capital and the information contained on those sites, or connected to those sites, are not incorporated into and are not a part of this prospectus.